                                                     Registration No. 333-20743
                                                     Rule 424(b)(4)


                               5,000,000 SHARES

                       CONSOLIDATED CIGAR HOLDINGS INC.

                             CLASS A COMMON STOCK

                         (PAR VALUE $0.01 PER SHARE)

   Of the 5,000,000 shares of Class A Common Stock offered, 1,000,000 shares are being offered hereby in an international offering outside the United States and 4,000,000 shares are being offered in a concurrent United States offering. The initial public offering price and the aggregate underwriting discount per share will be identical for both offerings. See "Underwriting."

   All of the shares of Class A Common Stock are being sold by Mafco Consolidated Group, Inc. (NYSE: MFO) ("Mafco Consolidated Group" or the "Selling Stockholder"), a corporation 85% owned by Ronald O. Perelman through his ownership of Mafco Holdings, Inc. ("Mafco Holdings"). The Company will not receive any of the proceeds from the sale of the shares.

   Each share of Class A Common Stock entitles its holder to one vote, and each share of Class B Common Stock, par value $0.01 per share (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock"), of the Company entitles its holder to ten votes. All of the shares of Class B Common Stock are owned by Mafco Consolidated Group Inc. Immediately after consummation of the Offerings (assuming no exercise of the over-allotment options granted to the Underwriters), Mafco Consolidated Group will beneficially own shares of Class B Common Stock representing approximately 94.7% of the combined voting power of the outstanding shares of Common Stock.


   The last reported sales price of the Common Stock, which is listed on the New York Stock Exchange under the symbol "CIG", on March 20, 1997 was
$23 7/8 per share. See "Price Range of Class A Common Stock".


   SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE CLASS A COMMON STOCK.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                            IS A CRIMINAL OFFENSE.


                                                         PROCEEDS TO
                   INITIAL PUBLIC      UNDERWRITING        SELLING
                   OFFERING PRICE      DISCOUNT(1)      STOCKHOLDER(2)
                ------------------  ----------------  ----------------
Per Share .....    $      23.75         $     1.13      $      22.62
Total(3) ......    $118,750,000         $5,650,000      $113,100,000

------------

   (1) The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.


   (2) Before deducting estimated exprenses of $700,000 to be paid by the Selling Stockholder.


   (3) The Selling Stockholder has granted the International Underwriters an option for 30 days to purchase up to an additional 150,000 shares of Class A Common Stock at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. Additionally, the Selling Stockholder has granted the U.S. Underwriters a similar option with respect to an additional 600,000 shares as part of the concurrent U.S. offering. If such options are exercised in full, the total initial public offering price, underwriting discount and proceeds to the Selling Stockholder will be $136,562,500, $6,497,500 and $130,065,000, respectively. See "Underwriting."

   The shares offered hereby are offered severally by the International Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York, on or about March 26, 1997, against payment therefor in immediately available funds.

GOLDMAN SACHS INTERNATIONAL
                               MERRILL LYNCH INTERNATIONAL
                                                          MORGAN STANLEY & CO.
                                                                  INTERNATIONAL

                 The date of this Prospectus is March 20, 1997.

 #############################################################################

                         MONTECRISTO GRAPHIC OMITTED

 #############################################################################

   This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy the shares in any jurisdiction in which such offer or solicitation is unlawful. There are restrictions on the offer and sale of the shares in the United Kingdom. All applicable provisions of the Financial Services Act 1986 and the Public Offers of Securities Regulations 1995 with respect to anything done by any person in relation to the shares, in, from or otherwise involving the United Kingdom must be complied with. See "Underwriting."

   In this Prospectus, references to "dollars", "U.S.$" and "$" are to United States dollars.


   CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE CLASS A COMMON STOCK OFFERED HEREBY, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES,
SEE "UNDERWRITING".

                              PROSPECTUS SUMMARY

   The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the Consolidated
 Financial Statements of the Company contained elsewhere in this Prospectus. Unless otherwise indicated, the information contained in this Prospectus assumes the Underwriters' over-allotment options are not exercised. Unless the context otherwise requires, references to the Selling Stockholder shall mean Mafco Consolidated Group Inc. and references to the Company shall mean Consolidated Cigar Holdings Inc. and its subsidiaries, including its operating subsidiary Consolidated Cigar Corporation ("Consolidated Cigar").

                                 THE COMPANY


   Consolidated Cigar Holdings Inc. is the largest manufacturer and marketer of cigars sold in the United States in terms of dollar sales, with a 1996 market share of approximately 23% according to the Company's estimates. The Company markets its cigar products under a number of well-known brand names at all price levels and in all segments of the growing cigar market, including premium large cigars, mass market large cigars and mass market little cigars. The Company attributes its leading market position to the following competitive strengths: (i) well-known brand names, many of which are the leading brands in their category; (ii) broad range of product offerings within both the premium and mass market segments of the United States cigar market; (iii) commitment to and reputation for manufacturing quality cigars; (iv) marketing expertise and close attention to customer service; (v) efficient manufacturing operations; and (vi) an experienced management team. The Company is also a leading producer of pipe tobacco and is the largest supplier of private label and branded generic pipe tobacco to mass market retailers. In addition, the Company distributes a variety of pipe and cigar smokers' accessories.


   The Company's cigars and pipe tobacco products are marketed under a number of well-known brand names. The Company's premium cigars include the H. UPMANN, MONTECRISTO, DON DIEGO, TE-AMO, SANTA DAMIANA, ROYAL JAMAICA, PRIMO DEL REY and MONTECRUZ brands. The Company's mass market large cigars include the ANTONIO Y CLEOPATRA (also known as AYC), DUTCH MASTERS, EL PRODUCTO, MURIEL, BACKWOODS, SUPER VALUE and SUPRE SWEETS brands. The Company's mass market little cigars include the DUTCH TREATS, SUPER VALUE and SUPRE SWEETS brands. The Company's pipe tobacco products include the MIXTURE NO. 79 and CHINA BLACK brands.

   The Company believes that the growing cigar market and increased demand for cigars continue to offer the Company substantial growth opportunities. Recently, cigar smoking has gained popularity in the United States, resulting in a significant increase in consumption and retail sales of cigars, particularly for premium cigars. Management believes that this increase in cigar consumption and retail sales is the result of a number of factors, including: (i) the increase in the number of adults over the age of 50 (a demographic group believed to smoke more cigars than any other demographic segment) and (ii) the emergence of an expanding base of younger affluent adults who have recently started smoking cigars and who tend to smoke premium cigars. The Company believes the increase in cigar smoking is in large part attributable to a positive and improving image of cigar smoking resulting from increased publicity, including the success of cigar magazines, the increased visibility of use by celebrities and the proliferation of "Cigar Smokers" dinners and other special events for cigar smokers.


   Consumption of cigars in the United States is currently increasing following a decline in consumption at a compound annual unit rate of 3.6% from 1964 to 1993. Consumption of cigars increased to 4.0 billion units in 1995 from 3.4 billion units in 1993, with substantial growth in premium cigars. Preliminary industry statistics indicate that consumption of cigars increased to 4.5 billion units in 1996. Consumption of premium cigars increased at a compound annual unit rate of 2.4% from 1976 to 1991, at a compound annual unit rate of 8.9% from 1991 to 1994 and at a unit rate of 30.5% from 1994 to 164.3 million units in 1995. Preliminary industry statistics indicate that consumption of premium cigars increased at a unit rate of approximately 67.0% from 1995 to 275.0 million units in 1996. The mass market segment of the industry has also experienced increased consumption with a compound annual unit rate of 7.2% from 1993 to 3.8 billion units in 1995, with consumption of mass market large cigars increasing at a compound annual unit rate of 8.8% from 1993 to 2.4 billion units in 1995. Preliminary industry statistics indicate that consumption of mass market cigars increased at a unit rate of approximately 11.0% from 1995 to 4.2 billion units in 1996, with consumption of mass market large cigars increasing at a unit rate of approximately 13.0% from 1995 to 2.7 billion units in 1996. Consumption of large (premium and mass market) cigars increased at a unit rate of approximately 17.1% from 1995 to 3.0 billion units in 1996. Retail sales of cigars, which generally declined from 1964 to 1987 and grew modestly from 1987 to 1993, experienced significant growth from 1993 to 1995 with retail sales of cigars outpacing unit growth since 1991. This growth in retail sales of cigars was primarily the result of a combination of increased prices and a shift in the sales mix to more expensive cigars. Total retail sales have increased at a compound annual rate of 9.3% from 1991 to $1.0 billion in 1995, while the corresponding compound annual unit rate was only 3.6%. Preliminary industry statistics indicate that total retail sales increased 24.4% from 1995 to $1.3 billion in 1996. The Company believes that unit consumption of cigars and retail sales in the cigar industry should continue to increase in 1997 at rates similar to those experienced by the industry in 1996 and is very optimistic about the long-term future of the cigar industry and the Company. There can be no assurance, however, that unit consumption and retail sales of cigars will continue to increase in the future. See "Risk Factors--Declining Market for Cigars through 1993" and "--Extensive and Increasing Regulation of Tobacco Products."

   The Company's financial results reflect the strength of the cigar industry and the Company's leadership position in that industry. In 1996, the Company had net sales of $216.9 million, operating income of $54.1 million and net income of $29.8 million, representing increases of 37.1%, 72.1%, and 113.9%, respectively, from 1995 results. For the year ended December 31, 1996, cigars accounted for approximately 92% of the Company's net sales.


   The Company believes that its competitive strengths, together with the following initiatives, will enable the Company to accelerate its growth, increase its profitability and enhance its market share:

   CAPITALIZE ON GROWTH OPPORTUNITIES IN THE PREMIUM MARKET SEGMENT. The Company intends to capitalize on the rapidly growing premium cigar market by
(i) increasing the Company's production capabilities through its recently completed facility in Jamaica and continued expansion of its facilities in the Dominican Republic and Honduras, (ii) improving the market's awareness and recognition of its premium cigars through targeted marketing programs and
(iii) expanding its premium cigar product offerings through the introduction of super-premium cigars, such as H. UPMANN CHAIRMAN'S RESERVE and PLAYBOY by DON DIEGO, and the extension of its existing brands.

   EXPAND MASS MARKET CIGAR BUSINESS. The Company will seek to expand further its mass market cigar business by leveraging its well-known brand names and capitalizing on the growth in the premium segment with brand extensions in higher priced categories within the mass market segment. In addition, the Company intends to introduce new flavors, sizes, packaging and other new features and improvements to its existing mass market cigar products. The Company plans to increase production capacity for its mass market cigars by acquiring additional manufacturing equipment.

   BROADEN MASS MARKET CIGAR DISTRIBUTION CHANNELS. The Company intends to broaden its existing relationships and actively develop new relationships with mass market retailers. The Company is also pursuing opportunities in other distribution channels, including marketing its mass market cigars to convenience stores to take advantage of the increase in consumer demand for mass market cigars in such locations.

   IMPROVE MANUFACTURING PROCESSES AND RAW MATERIAL PROCUREMENT. The Company continually seeks ways to improve further the efficiency of its manufacturing operations in order to ensure quality and realize cost savings. To ensure the quality of its raw materials while also maximizing cost savings, the Company will (i) continue to develop long-term relationships with tobacco suppliers,
(ii) expand its commercial and technical ties with local growers, (iii) obtain its tobacco raw materials from a variety of suppliers and growers and
(iv) take advantage of its large purchasing requirements to negotiate favorable terms from suppliers.

   PURSUE SELECTIVELY STRATEGIC ACQUISITIONS. The Company intends to pursue selectively strategic acquisitions in the cigar and pipe tobacco products industry to expand its market share and product lines and benefit from synergies.


                             RECENT DEVELOPMENTS

   On January 21, 1997, Mafco Consolidated Group announced that Mafco Holdings, its 85% stockholder, had proposed a transaction (the "Going Private Transaction") to the Board of Directors of Mafco Consolidated Group pursuant to which Mafco Consolidated Group would acquire all publicly held shares of its common stock. On February 20, 1997, Mafco Consolidated Group announced that it had entered into a definitive Agreement and Plan of Merger with Mafco Consolidated Holdings Inc. and MCG Acquisition Inc. pursuant to which the Going Private Transaction would be consummated. Consummation of the Offerings is not contingent upon consummation of the Going Private Transaction and there can be no assurance that the Going Private Transaction will be completed.

                           OWNERSHIP OF THE COMPANY


   The following chart sets forth in simplified form the ownership structure of the Company immediately following consummation of the Offerings and prior to consummation of the Going Private Transaction.


                              Ronald O. Perelman

                                     100%

                             Mafco Holdings Inc.
                              ("Mafco Holdings")

                                      85%

                        Mafco Consolidated Group Inc.
                         ("Mafco Consolidated Group")


                                     63.9%


                              CONSOLIDATED CIGAR
                                HOLDINGS INC.
                               (THE "COMPANY")

                                     100%

                        Consolidated Cigar Corporation
                            ("Consolidated Cigar")

   The Company is a holding company with no business operations of its own. The Company's only material asset is all of the outstanding capital stock of Consolidated Cigar, through which the Company conducts its business operations.

   On August 21, 1996, the Company completed an initial public offering (the "IPO") of 6,075,000 shares of Class A Common Stock. Immediately after consummation of the Offerings, Mafco Consolidated Group will beneficially own all of the remaining 19,600,000 outstanding shares of Class B Common Stock, which will represent approximately 94.7% of the combined voting power of the outstanding shares of Common Stock (or 18,850,000 shares, representing approximately 94.1% of the combined voting power if the Underwriters' over-allotment options are exercised in full). Mafco Consolidated Group is 85% owned through Mafco Holdings by Ronald O. Perelman. See "Security Ownership of Certain Beneficial Holders" and "Certain Relationships and Related Transactions."

   The Company was incorporated on January 6, 1993 under the laws of the state of Delaware. The Company's principal executive offices are located at 5900 North Andrews Avenue, Suite 700, Fort Lauderdale, Florida 33309-2369 and its telephone number is (954) 772-9000.

                                THE OFFERINGS

   The offering of 4,000,000 shares of Class A Common Stock initially being offered in the United States (the "U.S. Offering") and the offering of 1,000,000 shares of Class A Common Stock initially being offered in a concurrent international offering outside the United States (the "International Offering") are collectively referred to as the "Offerings." The closing of each of the Offerings is conditioned upon the closing of the other Offering.

 U.S. Offering .....................4,000,000 shares
International Offering ............ 1,000,000 shares

Common Stock to be outstanding
 after the Offerings .............. 11,075,000 shares of Class A Common Stock (a)
                                    19,600,000 shares of Class B Common Stock (b)
                                   ------------
                                    30,675,000 shares of Common Stock (a)
                                   ============
Voting rights ..................... The Class A Common Stock and Class B Common Stock vote as a single class on all matters, except as otherwise required by law, with each share of Class A Common Stock entitling its holder to one vote and each share of Class B Common Stock entitling its holder to ten votes. All of the shares of Class B Common
                                    Stock are owned by Mafco Consolidated Group, an indirect 85%
                                    owned subsidiary of Mafco Holdings. Immediately after
                                    consummation of the Offerings, Mafco Consolidated Group will beneficially own shares of Class B Common Stock representing approximately 94.7% of the combined voting power of the outstanding shares of Common Stock (approximately 94.1% if the Underwriters'
                                    over-allotment options are exercised in full).
Use of Proceeds ................... The Company will not receive any of the proceeds from the sale of the shares. See "Use of Proceeds."
New York Stock Exchange symbol .... CIG

------------


   (a) Based on the number of shares outstanding as of February 28, 1997. Excludes an aggregate of 3,000,000 shares of Class A Common Stock reserved for issuance under the Consolidated Cigar Holdings Inc. 1996 Stock Plan (the "Stock Plan"). As of February 28, 1997, 1,537,500 options were outstanding, none of which were exercisable as of such date.


   (b) Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock and converts automatically into one share of Class A Common Stock upon a transfer to any person other than a Permitted Transferee (as defined herein) of Mafco Consolidated Group. See "Description of Capital Stock -- Class A Common Stock and Class B Common Stock."

                                 RISK FACTORS

   See "Risk Factors" for a discussion of certain risks that should be considered in connection with an investment in the Class A Common Stock offered hereby.

                      SUMMARY HISTORICAL FINANCIAL DATA


   The following table presents summary historical financial data of the Company for the years ended December 31, 1994, 1995 and 1996, which were derived from the audited Consolidated Financial Statements of the Company included elsewhere in this Prospectus.


   The Company's only material asset is all of the outstanding capital stock of Consolidated Cigar, through which the Company conducts its business operations. The summary historical financial data therefore reflects the consolidated results of Consolidated Cigar.

   The following summary historical financial data should be read in conjunction with "Selected Historical Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company included elsewhere in this Prospectus.


                                                              YEAR ENDED DECEMBER 31,
                                                        ----------------------------------
                                                            1994        1995        1996
                                                        ----------  ----------  ----------
                                                          (IN THOUSANDS, EXCEPT PER SHARE
                                                                       DATA)
STATEMENT OF OPERATIONS DATA:
Net sales .............................................   $131,510    $158,166    $216,868
Cost of sales .........................................     78,836      94,347     126,013
                                                        ----------  ----------  ----------
Gross profit ..........................................     52,674      63,819      90,855
Selling, general and administrative expenses  .........     29,413      32,393      36,776
                                                        ----------  ----------  ----------
Operating income ......................................     23,261      31,426      54,079
Interest expense, net .................................    (12,838)    (12,635)    (10,619)
Minority interest .....................................         78        (262)       (310)
Miscellaneous, net ....................................       (828)     (1,000)       (906)
                                                        ----------  ----------  ----------
Income before provision for income taxes ..............      9,673      17,529      42,244
Provision for income taxes ............................      1,989       3,599      12,449
                                                        ----------  ----------  ----------
Net income ............................................   $  7,684    $ 13,930    $ 29,795
                                                        ==========  ==========  ==========
Net income per common share ...........................   $   0.31    $   0.57    $   1.11
                                                        ==========  ==========  ==========
Weighted average common shares
 outstanding ..........................................     24,600      24,600      26,891
BALANCE SHEET DATA (AT PERIOD END):
Total assets ..................................................................   $205,511
Long-term debt (including current portion
 and the Promissory Note) .....................................................    167,500
Total stockholders' equity ....................................................      1,355
OTHER DATA:
Gross margin (a) ......................................       40.1%       40.3%       41.9%
Operating margin (a) ..................................       17.7        19.9        24.9
EBITDA (b) ............................................   $ 30,046    $ 38,125    $ 60,547
EBITDA margin (b) .....................................       22.8%       24.1%       27.9%
Capital expenditures ..................................   $    788    $    983    $  5,278
Amortization of goodwill ..............................      1,771       1,771       1,651
Cash flows provided by operating activities  ..........     14,259      19,801      32,583
Cash flows provided by (used for) investing activities       5,036        (989)     (5,875)
Cash flows used for financing activities ..............    (18,810)    (19,367)    (25,947)


------------

   (a) Gross margin is defined as gross profit as a percentage of net sales and operating margin is defined as operating income as a percentage of net sales.

   (b) EBITDA is defined as earnings before interest expense, net, taxes, extraordinary items, depreciation and amortization and minority interest. The Company believes that EBITDA is a measure commonly used by analysts, investors and others interested in the cigar industry. Accordingly, this information has been disclosed herein to permit a more complete analysis of the Company's operating performance. EBITDA should not be considered in isolation or as a substitute for net income or other consolidated statement of operations or cash flows data prepared in accordance with generally accepted accounting principles as a measure of the profitability or liquidity of the Company. EBITDA does not take into account the Company's debt service requirements and other commitments and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. EBITDA margin is defined as EBITDA as a percentage of net sales.

                                 RISK FACTORS


   Prospective purchasers of the Class A Common Stock offered hereby should consider carefully all of the information set forth in this Prospectus and, in particular, should evaluate the following risks in connection with an investment in the Class A Common Stock. Information contained or incorporated by reference in this Prospectus contains "forward-looking statements" which can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should" or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy. Such statements include, without limitation, the Company's beliefs about trends in the cigar industry and its views about the long-term future of the industry and the Company. See, e.g., "Prospectus Summary--The Company," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Business Strategy." No assurance can be given that the future results covered by the forward-looking statements will be achieved. The following matters constitute cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties that could cause actual results to vary materially from the future results covered in such forward-looking statements. Other factors could also cause actual results to vary materially from the future results covered in such forward-looking statements.


SIGNIFICANT LEVEL OF INDEBTEDNESS; ABILITY TO SERVICE INDEBTEDNESS


   The Company has a significant amount of outstanding indebtedness. As of December 31, 1996, the outstanding indebtedness of the Company was $167.5 million, including its obligations under the Promissory Note (as defined herein), and the Company had stockholders' equity of approximately $1.4 million. The Company and, subject to certain limitations contained in their outstanding debt instruments, the subsidiaries of the Company may incur additional indebtedness to finance working capital needs, capital expenditures, acquisitions or for other purposes. See "Description of Certain Indebtedness."


   The Company's level of consolidated indebtedness could have important consequences to the holders of Class A Common Stock, including the following:
(i) a substantial portion of the Company's consolidated cash flows from operations must be dedicated to the payment of the interest on and principal of its outstanding indebtedness and will not be available for other purposes, including payment of dividends; (ii) the ability of the Company to obtain financing in the future for working capital needs, capital expenditures, acquisitions or other purposes may be materially limited or impaired; (iii) the Company's level of indebtedness may reduce the Company's flexibility to respond to changing business and economic conditions; and (iv) certain of the Company's borrowings are and will continue to be at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates.

   The Company intends to satisfy anticipated cash requirements, including for debt service, through cash flows from operations and funds from borrowings under credit facilities. There can be no assurance, however, that cash flows from operations and funds from available borrowings under the Company's existing credit facilities will be sufficient to meet the Company's cash requirements on a consolidated basis. If the Company is unable to satisfy such cash requirements, the Company could be required to adopt one or more alternatives, such as reducing or delaying capital expenditures, refinancing or restructuring its indebtedness, selling assets or operations, seeking capital contributions or loans from affiliates of the Company or issuing additional shares of capital stock. There can be no assurance that any of such actions could be effected, that they would enable the Company to continue to satisfy its capital requirements or that they would be permitted under the terms of the Company's various debt instruments then in effect. See "--Impact of Holding Company Structure."

RESTRICTIONS IMPOSED BY THE TERMS OF THE COMPANY'S INDEBTEDNESS; CONSEQUENCES OF FAILURE TO COMPLY


   The terms and conditions of the debt instruments of Consolidated Cigar, including its credit agreement, as amended to February 3, 1997 (the "Credit Agreement"), and its 10 1/2% Senior Subordinated Notes due 2003 (the "Senior Subordinated Notes"), impose restrictions on Consolidated Cigar and its subsidiaries that affect, among other things, their ability to incur debt, pay dividends or make distributions, make acquisitions, create liens, sell assets, create restrictions on the payment of dividends and other payments and make certain investments. The terms of the Credit Agreement also require Consolidated Cigar to maintain specified financial ratios and satisfy certain tests, including maximum leverage ratios and minimum interest coverage ratios. In addition to limiting the overall operating and financial flexibility of the Company and its subsidiaries, the restrictions imposed by these debt instruments restrict the ability of Consolidated Cigar to pay dividends and distribute funds to the Company. As a result, the Company's ability to pay dividends, as well as the Company's sources of funds for other purposes, will be limited by such provision. As of December 31, 1996, there was approximately $7.5 million outstanding and $25.7 million available under the Credit Agreement and $90.0 million aggregate principal amount of Senior Subordinated Notes outstanding.


   Consolidated Cigar's obligations under the Credit Agreement are guaranteed by the Company and by all of the domestic subsidiaries of Consolidated Cigar. Such guarantees and borrowings under the Credit Agreement are secured by first priority liens on all of the material assets of Consolidated Cigar and its domestic subsidiaries and pledges of the capital stock of all of Consolidated Cigar's subsidiaries (with certain exceptions for the capital stock of foreign subsidiaries) and a pledge of all of the shares of common stock of Consolidated Cigar owned by the Company (collectively, the "Collateral"). The occurrence of a change of control of the Company would be an event of default under the Credit Agreement and would permit the lenders under the Credit Agreement to accelerate the debt outstanding thereunder and, if the debt is not paid, to proceed to realize on the Collateral. Moreover, such event would permit the holders of outstanding Senior Subordinated Notes to require the repurchase of their notes. The events that would constitute a change of control are described under "Description of Certain Indebtedness."

   The ability of the Company and its subsidiaries to comply with the terms of their respective debt instruments can be affected by events beyond their control, including events such as changes in prevailing economic conditions, changes in consumer preferences and changes in the competitive environment, which could have the effect of impairing the Company's operating performance, and there can be no assurance that the Company and its subsidiaries will be able to comply with the provisions of their respective debt instruments, including compliance by Consolidated Cigar with the financial ratios and tests contained in the Credit Agreement. Breach of any of these covenants or the failure to fulfill the obligations thereunder and the lapse of any applicable grace periods would result in an event of default under the applicable debt instruments, and the holders of such indebtedness could declare all amounts outstanding under their debt instruments to be due and payable immediately. Any such declaration under a debt instrument is likely to result in an event of default under one of the other debt instruments of the Company and its subsidiaries. There can be no assurance that the assets or cash flows of the Company or its subsidiaries would be sufficient to repay in full borrowings under their respective outstanding debt instruments, whether upon maturity or if such indebtedness were to be accelerated upon an event of default or upon a required repurchase in the event of a change of control, or that the Company would be able to refinance or restructure the payments on such indebtedness. In the case of the Credit Agreement, if such indebtedness were not so repaid, refinanced or restructured, the lenders could proceed to realize on the Collateral. See "--Significant Level of Indebtedness; Ability to Service Indebtedness," "--Impact of Holding Company Structure" and "Description of Certain Indebtedness."

IMPACT OF HOLDING COMPANY STRUCTURE

   The Company is a holding company with no business operations of its own. The Company's only material asset is all the outstanding capital stock of Consolidated Cigar, through which the Company conducts its business operations. Accordingly, the Company will be dependent upon the earnings and cash flows of, and dividends and distributions from, Consolidated Cigar to pay its expenses and meet its obligations, including principal payments on the promissory note (the "Promissory Note") in an original principal amount of $70.0 million issued by the Company to Mafco Consolidated Group in connection with the IPO, and to pay any cash dividends or distributions on the Common Stock that may be authorized by the Board of Directors of the Company. There can be no assurance that Consolidated Cigar will generate sufficient earnings and cash flows to pay dividends or distribute funds to the Company or that applicable state law and contractual restrictions, including negative covenants contained in the debt instruments of the Company's subsidiaries, including Consolidated Cigar, then in effect, will permit such dividends or distributions. The terms of each of the Credit Agreement and the Senior Subordinated Notes currently restrict Consolidated Cigar from paying dividends or making distributions to the Company, each subject to certain limited exceptions. See "--Significant Level of Indebtedness; Ability to Service Indebtedness" and "--Restrictions Imposed by the Terms of the Company's Indebtedness; Consequences of Failure to Comply."

DECLINING MARKET FOR CIGARS THROUGH 1993

   According to industry sources, the cigar industry experienced declining consumption between 1964 and 1993 at a compound annual unit rate of 3.6% (and, with respect to large cigar consumption, at a compound annual unit rate of 5.0%). The Company experienced similar trends in the unit volume of its cigars during such period. While the cigar industry has experienced significantly better trends in unit consumption since 1993 compared to this historical trend, there can be no assurance that the recent positive trends will continue or that the Company would be able to offset any future decline in consumption. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Market Overview."

IMPLEMENTATION OF BUSINESS STRATEGY

   The Company's business strategy is to (i) capitalize on growth opportunities in the premium cigar market, (ii) expand mass market cigar and pipe tobacco products business, (iii) broaden mass market cigar distribution channels, (iv) improve manufacturing processes and raw material procurement and (v) pursue selectively strategic acquisitions. See "Business--Business Strategy." The Company's ability to implement its business strategy successfully will be dependent on business, financial and other factors beyond the Company's control, including, among others, prevailing changes in consumer preferences, access to sufficient quantities of raw materials, availability of trained laborers and changes in tobacco products regulation. There can be no assurance that the Company will continue to be successful in implementing its business strategy or that the Company's net sales, operating margin and net margin will continue to increase at rates similar to those experienced by the Company in 1996.

EXTENSIVE AND INCREASING REGULATION OF TOBACCO PRODUCTS

   Cigar manufacturers, like other producers of tobacco products, are subject to regulation in the United States at the federal, state and local levels. Federal law has required health warnings on cigarettes since 1965 and has recently required states, in order to receive full funding for federal substance abuse block grants, to establish a minimum age of 18 years for the sale of tobacco products, together with an appropriate enforcement program. The recent trend is toward increasing regulation of the tobacco industry. A variety of bills relating to tobacco issues have been recently introduced in the Congress of the United States, including bills that would have (i) prohibited the advertising and promotion of all tobacco products and/or restricted or eliminated the deductibility of such advertising expenses; (ii) increased labeling requirements on tobacco products to include, among other things, addiction warnings and lists of additives and toxins; (iii) modified federal preemption of state laws to allow state courts to hold tobacco manufacturers liable under common law or state statutes; (iv) shifted regulatory control of tobacco products and advertisements from the U.S. Federal Trade Commission (the "FTC") to the U.S. Food and Drug Administration (the "FDA"); (v) increased tobacco excise taxes; and (vi) required tobacco companies to pay for health care costs incurred by the federal government in connection with tobacco-related diseases. Hearings have been held on certain of these proposals; however, to date, none of such proposals have been passed by Congress. In addition, various federal agencies have recently proposed to regulate the tobacco industry. The FDA recently adopted final regulations relating to the marketing, promotion and advertisement of smokeless tobacco and cigarettes. These regulations are currently being challenged in the United States District Court for the Eastern District of North Carolina and the United States District Court for the Southern District of New York. While the Company is unable to predict the effect of these regulations on its business, these and other regulations promulgated by the FDA in the future could have a material adverse effect on the operations of the Company. Numerous proposals have also been considered at the state and local legislative level and by regulatory bodies, including restricting smoking in certain public areas, requiring cigar or pipe tobacco to carry health warnings, requiring disclosure of ingredients in cigars and other tobacco products and requiring little cigars to be "fire-safe" (i.e., cigars that extinguish themselves if not continuously smoked). Passage of legislation requiring little cigars to be "fire-safe" could have a material adverse effect on the Company's little cigar sales because of the technological difficulties in complying with such legislation. The Company does not expect the passage of any such legislation to have a material adverse effect on the Company's business or results of operations taken as a whole. Increased cigar consumption and the publicity such increase has received may increase the risk of additional regulation of tobacco products or of cigars. There can be no assurance as to the ultimate content, timing or effect of any additional regulation of tobacco products by any federal, state, local or regulatory body, and there can be no assurance that any such legislation or regulation would not have a material adverse affect on the Company's business.

   Consideration at both the federal and state level also has been given to the consequences of tobacco smoke on others who are not currently smoking (so called "second-hand" smoke). There can be no assurance that regulation relating to second-hand smoke will not be adopted or that such regulation or related litigation would not have a material adverse effect on the Company's results of operations or financial condition. See "Business--The Tobacco Industry--Regulation."


TOBACCO INDUSTRY LITIGATION

   The cigarette and smokeless tobacco industries have experienced and are experiencing significant health-related litigation involving tobacco and health issues. Plaintiffs in such litigation have and are seeking compensation and, in some cases, punitive damages, for various injuries resulting from the use of tobacco products or exposure to tobacco smoke, including health care costs. In one such recent case against a cigarette manufacturer, the plaintiffs were awarded compensatory damages totalling $750,000. Although, to date, the Company has not been the subject of any such material health-related litigation and the cigar industry has not experienced material health-related litigation, there can be no assurance that there will not be an increase in health-related litigation against the cigarette and smokeless tobacco industries or similar litigation in the future against cigar manufacturers. The costs to the Company of defending prolonged litigation and any settlement or successful prosecution of any material health-related litigation against manufacturers of cigars, cigarettes or smokeless tobacco or suppliers to the tobacco industry could have a material adverse effect on the Company's business. See "Business--The Tobacco Industry--Litigation."


   The recent increase in the sales of cigars and the publicity such increase has received may have the effect of increasing the probability of legal claims. Also, a recent study published in the journal Science reported that a chemical found in tobacco smoke has been found to cause genetic damage in lung cells that is identical to damage observed in many malignant tumors of the lung and, thereby, directly links lung cancer to smoking. This study could affect pending and future tobacco regulation or litigation.


EFFECTS OF INCREASES IN EXCISE TAXES

   Cigars and pipe tobacco have long been subject to federal, state and local excise taxes, and such taxes have frequently been increased or proposed to be increased, in some cases significantly, to fund various legislative initiatives. In particular, there have been proposals by the federal government in the past to reform health care through a national program to be funded principally through increases in federal excise taxes on tobacco products. Enactment of new or significant increases in existing federal, state or local excise taxes would result in decreased unit sales of cigars and pipe tobacco, which could have a material adverse effect on the Company's business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Taxation and Regulation--Excise Taxes" and "Business--The Tobacco Industry--Excise Taxes."

SUBSTANTIAL EFFECTS OF FAILURE TO RECEIVE POSSESSIONS TAX CREDIT

   The Company derives a significant amount of its income from its Puerto Rico operations. Prior to December 31, 1993, income earned by the Company from its Puerto Rico operations was subject to the provisions of Section 936 of the Internal Revenue Code of 1986, as amended (the "Code") . Section 936 of the Code allowed for a "possessions tax credit" against United States federal income tax for the amount of United States federal income tax attributable to the Puerto Rico taxable earnings. As part of the Omnibus Budget Reconciliation Act of 1993 ("OBRA 93"), for the years after December 31, 1993, the possessions tax credit has been limited based upon a percentage of qualified wages in Puerto Rico, plus certain amounts of depreciation (the "Current Limitation"). While the Company believes that it qualified for the possessions tax credit during 1996, 1995 and 1994, and expects that it will continue to qualify for the possessions tax credit for every year that such credit is available in amounts to offset the majority of any United States federal income tax related thereto, the future eligibility and the amounts of the credit will depend on the facts and circumstances of the Company's Puerto Rico operations during each of the taxable years subsequent to 1996. Failure to receive the possessions tax credit attributable to the Company's Puerto Rico operations would have a material adverse effect on the Company.

   On August 20, 1996, the Small Business Job Protection Act of 1996 (the "SBJPA") was enacted into law. Under the SBJPA, Section 936 of the Code, the possessions tax credit, was repealed, subject to special grandfather rules for which the Company would be eligible, provided that the Company does not add a "substantial new line of business." Under the grandfather rules, for the Company's taxable years beginning after December 31, 2001 and before January 1, 2006, the Company's business income from its Puerto Rico operations eligible for the possessions tax credit would, in addition to the Current Limitation, generally be limited to its average annual income from its Puerto Rico operations, adjusted for inflation, computed during the Company's five most recent taxable years ending before October 14, 1995 and excluding the highest and lowest years. For taxable years after December 31, 2005, the possessions tax credit would be eliminated. The repeal of the possessions tax credit could have a material adverse effect on the Company for taxable years beginning after December 31, 2001 and before January 1, 2006 to the extent that the Company's annual income from its Puerto Rico operations exceeds its average annual income from its Puerto Rico operations (as computed in the manner described in the preceding sentence), and for taxable years after December 31, 2005. Although it does not currently have any definitive plans with respect thereto, the Company expects to evaluate alternatives that may be available to it in order to mitigate the effects of the SBJPA. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Taxation and Regulation--Possessions Tax Credit."


SUBSTANTIAL EFFECTS OF ELIMINATION OF PUERTO RICO TAX EXEMPTION


   Pursuant to a grant of industrial tax exemption which expires in 2002, income earned by Congar International Corporation, a wholly owned subsidiary of the Company ("CIC"), from the manufacture of cigars in Puerto Rico enjoys a 90% income tax exemption from Puerto Rican income taxes. The remaining 10% of such income is taxed at a maximum surtax rate of 45%, resulting in an effective income tax rate for such income of approximately 4.5% under current tax rates. Funds repatriated to the Company are subject to a maximum Puerto Rican tollgate tax of 10%. Legislation enacted in Puerto Rico in 1993 included a provision for prepaying a portion of these tollgate taxes effective for the 1993 fiscal year and subsequent periods. There can be no assurance that the Puerto Rico tax exemption will not be limited or eliminated in the future. Any significant limitation on or elimination of the Puerto Rico tax exemption would have a material adverse effect on the Company. See Note H of the Notes to the Consolidated Financial Statements of the Company included elsewhere in this Prospectus.


CONSTRAINTS ON ABILITY TO SATISFY DEMAND

   As a result of the increased demand for its hand-made premium cigars, the Company had backorders at the end of 1994 and 1995 of 3.2 million and 4.3 million cigars, respectively, and 37.0 million cigars at December 31, 1996. Although the demand for premium cigars has continued to increase, the substantial increase in backorders of premium cigars experienced by the Company in 1996 was due, at least in part, to the practice by retailers of submitting orders well in excess of required quantities in an attempt to ensure a larger allocation of the Company's premium cigar production. As such, the increase in backorders does not accurately reflect the demand for the Company's premium cigars. Beginning in 1997, the Company established new ordering policies to reduce backorders. As a result of such new ordering policies, the amount of future backorders will not be comparable to those previously experienced by the Company. The Company's ability to increase its production of premium cigars and decrease its backorders is, however, constrained by a shortage of experienced skilled laborers. Although the Company is hiring and training new skilled laborers, the training process averages up to one year and not all trainees are able to successfully complete the Company's training program. While the Company is pursuing measures to increase its production of premium cigars, there can be no assurance that these measures will be successful or that they will enable the Company to meet any future level of demand for its premium cigars. Any material inability of the Company to fill its premium cigar backorders in a timely manner could have a material adverse effect on the Company's business, including the loss of sales by the Company.


   The Company's ability to manufacture premium and mass market cigars may also be constrained by the ability of tobacco growers and suppliers to meet the Company's demands for its raw materials in a timely manner. Tobacco, as a crop that is harvested annually, restricts the ability of tobacco growers to adjust acreage grown in any given year to meet changes in market demands. In addition, increases in acreage of tobacco grown requires significant capital, which growers may be unable or unwilling to invest. If the rate of escalation in consumption of cigars and other tobacco products continues, but the supply of tobacco remains constant or increases at a lower rate than demand, the Company's ability to increase its production of cigars, and thereby reduce its backorders, could be inhibited. The Company has recently experienced shortages in certain types of its natural wrapper and premium cigar tobaccos due to the increase in demand for high quality natural wrapped cigars. These shortages have caused the price of natural wrapper and premium cigar tobaccos to increase. To date, these shortages have not materially adversely affected cigar manufacturing or the Company's profitability, but could if the Company is unable to purchase additional quantities of certain tobaccos in the future or is unable to pass increases for such raw materials onto its customers. See "--Social, Political and Economic Risks Associated with Foreign Operations and International Trade," "Business--Backorders" and "Business--Raw Materials."

SOCIAL, POLITICAL AND ECONOMIC RISKS ASSOCIATED WITH FOREIGN OPERATIONS AND INTERNATIONAL TRADE

   A substantial portion of the manufacturing operations of the Company are located in territories and countries outside of the United States, including Puerto Rico, the Dominican Republic, Jamaica and Honduras, and the manufacturer and supplier of the Company's TE-AMO cigars is located in Mexico. In addition, the Company buys tobacco directly from a large number of suppliers located in territories and countries outside the United States, including Brazil, Cameroon, the Central African Republic, Costa Rica, Germany, Italy, the Dominican Republic, Paraguay, the Philippines, Indonesia, Honduras and Mexico. The Company is exposed to the risk of changes in social, political and economic conditions inherent in foreign operations and international trade, including changes in the laws and policies that govern foreign investment and international trade in territories and countries where it currently has operations and conducts international trade, as well as, to a lesser extent, changes in United States laws and regulations relating to foreign investment and trade. Any such social, political or economic changes could pose, among other things, the risk of finished product and raw material supply interruption or significant increases in finished product and raw material prices. Accordingly, there can be no assurance that any such changes in social, political or economic conditions will not have a material adverse effect on the Company's business.

CONTROL BY MAFCO CONSOLIDATED GROUP

   Holders of the Company's Class A Common Stock are entitled to one vote per share and holders of the Company's Class B Common Stock are entitled to ten votes per share. Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock and converts automatically into one share of Class A Common Stock upon a transfer to any person other than a Permitted Transferee, which generally consists of affiliates of Mafco Consolidated Group. Immediately after consummation of the Offerings, Mafco Consolidated Group will beneficially own all of the remaining 19,600,000 outstanding shares of Class B Common Stock, which will represent approximately 94.7% of the combined voting power of the outstanding shares of Common Stock (or 18,850,000 shares, representing approximately 94.1% of the combined voting power if the Underwriters' over-allotment options are exercised in full). Accordingly, Mafco Consolidated Group will continue to be able to elect the entire Board of Directors of the Company and control the vote on all matters submitted to a vote of the Company's stockholders. Mafco Consolidated Group is 85% owned through Mafco Holdings by Ronald O. Perelman.

   All of the shares of common stock of Mafco Consolidated Group owned by Mafco Holdings are, and shares of intermediate holding companies are or may from time to time be, pledged to secure obligations of Mafco Holdings or its affiliates. Subject to applicable law and the terms of such indebtedness, Mafco Holdings could sell any or all of the shares of common stock of Mafco Consolidated Group owned by it from time to time for any reason. In addition, such shares may be sold in the event that Mafco Holdings or its affiliates fail to comply with their obligations under the obligations which are secured by the pledge of such shares and the pledgees thereunder proceed to realize on such security. A sale of a sufficient number of shares of Class A Common Stock held by Mafco Consolidated Group or acquired upon conversion of its shares of Class B Common Stock or a sale of a sufficient number of shares of common stock of Mafco Consolidated Group or intermediate holding companies owned by Mafco Holdings would result in a change of control of the Company. The occurrence of a change of control of the Company would be an event of default under the Credit Agreement and would give the holders of the Senior Subordinated Notes the right to require the repurchase of their Notes, which could require a potential acquiror to either repay or refinance such indebtedness. See "--Restrictions Imposed by the Terms of the Company's Indebtedness; Consequences of Failure to Comply," "--Anti-Takeover Effects of Dual Classes of Stock," "Security Ownership of Certain Beneficial Holders," "Certain Relationships and Related Transactions--Relationship with Mafco Consolidated Group and Mafco Holdings" and "Description of Certain Indebtedness."

ANTI-TAKEOVER EFFECTS OF DUAL CLASSES OF STOCK

   Following consummation of the Offerings, through its ownership of all the outstanding shares of Class B Common Stock, Mafco Consolidated Group will continue to be able to control the vote on all matters submitted to a vote of the Company's stockholders, including extraordinary transactions such as mergers, sales of all or substantially all of the Company's assets or going private transactions. Such control by Mafco Consolidated Group may discourage certain types of transactions involving an actual or potential change of control of the Company, including transactions in which the holders of Class A Common Stock might receive a premium for their shares over prevailing market prices. See "--Control by Mafco Consolidated Group" and "Description of Capital Stock."

POSSIBLE FUTURE SALES OF SHARES BY MAFCO CONSOLIDATED GROUP

   Immediately after consummation of the Offerings, the Company will have outstanding 11,075,000 shares of Class A Common Stock and 19,600,000 shares of Class B Common Stock. Subject to the restrictions described under "Shares Eligible for Future Sale" and applicable law, Mafco Consolidated Group could sell any or all of the remaining shares of Common Stock owned by it from time to time for any reason. Pursuant to a Registration Rights Agreement between the Company and Mafco Consolidated Group (the "Registration Rights Agreement"), Mafco Consolidated Group has the right to require the Company to register the shares of Class A Common Stock acquired upon conversion of its shares of Class B Common Stock to facilitate their possible sale, including the shares being offered hereby. Although the Company can make no prediction as to the effect, if any, that sales of shares of Class A Common Stock by Mafco Consolidated Group would have on the market price prevailing from time to time, sales of substantial amounts of Class A Common Stock or the availability of such shares for sale could adversely affect prevailing market prices. See "Shares Eligible for Future Sale."

                               USE OF PROCEEDS

   The Company will not receive any proceeds from the sale of Class A Common Stock by the Selling Stockholder.

                               DIVIDEND POLICY


   The Company does not anticipate that any dividends will be declared on the Class A Common Stock in the foreseeable future. The Company intends to retain earnings to finance the expansion of its business. For the years ended December 31, 1995 and 1996, the Company paid cash dividends of $5.0 million and $12.8 million (excluding the dividend of the proceeds of the IPO), respectively.

   The Company, as a holding company with no business operations of its own, is dependent on dividends and distributions from Consolidated Cigar to pay any cash dividends or distributions on the Common Stock. The terms of the Credit Agreement and the Senior Subordinated Notes limit the payment of dividends or distributions to the Company by Consolidated Cigar to an amount (based on a formula set forth in the indenture (the "Senior Subordinated Notes Indenture") pursuant to which the Senior Subordinated Notes were issued) equal to approximately $9.3 million as of December 31, 1996. In connection with the IPO, Consolidated Cigar entered into an amendment to the Credit Agreement, which, among other things, permitted Consolidated Cigar to pay a $5.6 million dividend to the Company and permits Consolidated Cigar to pay dividends and make distributions on terms substantially similar to those contained in the Senior Subordinated Notes Indenture. So long as the Credit Agreement is in effect and the Senior Subordinated Notes are outstanding, each in their current form, the Company's ability to obtain distributions from Consolidated Cigar to enable it to fund dividend payments will be limited. Subject to such restrictions, any future declaration of cash dividends will be at the discretion of the Company's Board of Directors and will be dependent upon the Company's results of operations, financial condition, contractual restrictions and other factors deemed relevant by the Board of Directors of the Company. See "Risk Factors--Restrictions Imposed by the Terms of the Company's Indebtedness; Consequences of Failure to Comply" and "Description of Certain Indebtedness."


                     PRICE RANGE OF CLASS A COMMON STOCK

   Since the IPO of the Company's Class A Common Stock at $23.00 per share in August 1996, the Class A Common Stock has been traded on the New York Stock Exchange (the "NYSE") under the symbol "CIG." The following table sets forth for the periods indicated the high and low sale prices per share of the Class A Common Stock as reported by the NYSE.


                                                 HIGH       LOW
                                              --------  ---------
1996
-----
Third Quarter (August 16 to September 30)  ..    $32 5/8    $26
Fourth Quarter ..............................     31 1/4     23 1/2
1997
----
First Quarter (through March 20) ............     27 1/2     22 1/4



   The last reported sales price of the Class A Common Stock as reported on the NYSE on March 20, 1997 was $23 7/8 per share. As of March 19, 1997, there were approximately 149 holders of record of the Class A Common Stock.

                                CAPITALIZATION


   The following table sets forth the cash and cash equivalents and the unaudited actual capitalization of the Company as of December 31, 1996. This table should be read in conjunction with the Consolidated Financial Statements of the Company included elsewhere in this Prospectus.



                                                                 DECEMBER 31, 1996
                                                               --------------------
                                                                     ACTUAL(a)
                                                               --------------------
                                                                    (DOLLARS IN
                                                                     THOUSANDS)
Cash and cash equivalents ....................................        $  1,906

Short-term debt:
 Current portion of Promissory Note ..........................          10,000
Long-term debt:
 Credit Agreement ............................................           7,500
 Senior Subordinated Notes ...................................          90,000
 Promissory Note .............................................          60,000
                                                               --------------------
  Total long-term and short-term debt ........................         167,500
                                                               --------------------
Stockholders' equity:
 Preferred stock, par value $0.01 per share; 20,000,000
 shares  authorized; no shares issued and outstanding  .......              --
 Class A Common Stock, par value $0.01 per share; 300,000,000 shares authorized; 6,075,000 shares issued and
  outstanding (b)(c) .........................................              61
 Class B Common Stock, par value $0.01 per share; 250,000,000 shares authorized; 24,600,000 shares issued and
  outstanding (c) ............................................             246
 Capital deficiency ..........................................         (13,314)
 Retained earnings ...........................................          14,362
                                                               --------------------
  Total stockholders' equity .................................           1,355
                                                               --------------------
   Total capitalization ......................................        $168,855
                                                               ====================


------------

   (a) Reflects the IPO and the distribution of the net proceeds therefrom to Mafco Consolidated Group. Also reflects the issuance of the Promissory Note to Mafco Consolidated Group.


   (b) Excludes an aggregate of 3,000,000 shares of Class A Common Stock reserved for issuance under the Stock Plan, including, as of February 28, 1997, 1,537,500 shares of Class A Common Stock subject to outstanding options, none of which were exercisable as of such date. See "Management--Stock Plan and Option Grants."


   (c) In connection with the Offerings, 5,000,000 shares of Class B Common Stock held by Mafco Consolidated Group will be automatically converted into an equal number of shares of Class A Common Stock. As adjusted to reflect the Offerings, there would be 11,075,000 shares of Class A Common Stock issued and outstanding and 19,600,000 shares of Class B Common Stock issued and outstanding.

                        SELECTED HISTORICAL FINANCIAL DATA


   The selected historical financial data of the Company for, and as of the end of, each of the periods indicated in the five-year period ended December 31,1996 have been derived from the audited Consolidated Financial Statements of the Company.


   The Company's only material asset is all of the outstanding capital stock of Consolidated Cigar, through which the Company conducts its business operations. The selected historical financial data therefore reflects the consolidated results of Consolidated Cigar and its predecessors. Prior to March 3, 1993, Consolidated Cigar was a wholly owned subsidiary of Triple C Acquisition Corp. ("Triple C"). On March 3, 1993, Mafco Holdings acquired (the "Acquisition") all of the outstanding shares of Triple C and merged Triple C into Consolidated Cigar, with Consolidated Cigar being the surviving corporation. Accordingly, the selected historical financial data reflect for the periods (i) prior to March 3, 1993, the results of Triple C and (ii) subsequent to March 2, 1993, the consolidated results of Consolidated Cigar, as adjusted to account for the Acquisition under the purchase accounting method. The results of operations and financial condition of the Company subsequent to the Acquisition ("Post-Acquisition") have been significantly affected by adjustments resulting from the Acquisition, including adjustments for the substantial increase in debt associated with the Acquisition, the allocation of the purchase price and related amortization. As a result, the Post-Acquisition results of operations and financial position of the Company are not comparable with the results of operations and financial position of the Company prior to the Acquisition ("Pre-Acquisition").

   On August 21, 1996, the Company completed the IPO of 6,075,000 shares of Class A Common Stock at an initial public offering price of $23.00 per share. The proceeds, net of underwriters' discount and related fees and expenses, of $127.8 million, were paid as a dividend to Mafco Consolidated Group. Simultaneously with the IPO, each of the Company's then outstanding shares of common stock were converted into 24,600 shares of the newly created Class B Common Stock, resulting in a total of 24,600,000 shares of Class B Common Stock outstanding following the IPO. In addition, the Company issued a non-interest bearing Promissory Note in an original principal amount of $70.0 million to Mafco Consolidated Group.

   The following selected historical financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company included elsewhere in this Prospectus.

                    (IN THOUSANDS, EXCEPT PER SHARE DATA)



                                           PRE-ACQUISITION
                                     --------------------------
                                                     TWO MONTHS
                                       YEAR ENDED      ENDED
                                      DECEMBER 31,    MARCH 2,
                                          1992          1993
                                     ------------  ------------
STATEMENT OF OPERATIONS DATA:
Net sales ..........................$     127,107     $15,563
Cost of sales ......................       77,852       9,088
                                     ------------  ------------
Gross profit .......................       49,255       6,475
Selling, general and administrative
 expenses ..........................       27,836       4,580
                                     ------------  ------------
Operating income ...................       21,419       1,895
                                     ------------  ------------
Interest expense, net ..............      (10,527 )    (1,660)
Gain on sale of trademarks .........        6,830          --
Minority interest ..................       (3,345 )         5
Miscellaneous, net .................       (1,364 )      (226)
                                     ------------  ------------
Income before provision for income
 taxes and extraordinary items  ....       13,013          14
Provision for income taxes .........        2,370          91
Extraordinary items ................         (514 )        --
                                     ------------  ------------
Net income (loss) ..................$      11,157     $   (77)
                                     ============  ============
Net income per common share (a)  ...$        0.45          --
                                     ============  ============
Weighted average common shares
 outstanding (a) ...................       24,600      24,600


                    (RESTUBBED TABLE CONTINUED FROM ABOVE)


                                                             POST-ACQUISITION
                                     --------------------------------------------------------------
                                        TEN MONTHS
                                          ENDED         YEAR ENDED      YEAR ENDED      YEAR ENDED
                                       DECEMBER 31,    DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                           1993            1994            1995            1996
                                     --------------  --------------  --------------  --------------
STATEMENT OF OPERATIONS DATA:
Net sales ..........................     $110,384        $131,510        $158,166        $216,868
Cost of sales ......................       69,871          78,836          94,347         126,013
                                     --------------  --------------  --------------  --------------
Gross profit .......................       40,513          52,674          63,819          90,855
Selling, general and administrative
 expenses ..........................       24,956          29,413          32,393          36,776
                                     --------------  --------------  --------------  --------------
Operating income ...................       15,557          23,261          31,426          54,079
                                     --------------  --------------  --------------  --------------
Interest expense, net ..............      (10,930)        (12,838)        (12,635)        (10,619)
Gain on sale of trademarks .........           --              --              --              --
Minority interest ..................          209              78            (262)           (310)
Miscellaneous, net .................         (690)           (828)         (1,000)           (906)
                                     --------------  --------------  --------------  --------------
Income before provision for income
 taxes and extraordinary items  ....        4,146           9,673          17,529          42,244
Provision for income taxes .........        1,267           1,989           3,599          12,449
Extraordinary items ................           --              --              --              --
                                     --------------  --------------  --------------  --------------
Net income (loss) ..................     $  2,879        $  7,684        $ 13,930        $ 29,795
                                     ==============  ==============  ==============  ==============
Net income per common share (a)  ...     $   0.12        $   0.31        $   0.57        $   1.11
                                     ==============  ==============  ==============  ==============
Weighted average common shares
 outstanding (a) ...................       24,600          24,600          24,600          26,891

                                  PRE-ACQUISITION
                                   -------------
                                    DECEMBER 31,
                                        1992
                                   -------------
BALANCE SHEET DATA (AT PERIOD
 END):
Total assets .....................    $110,725
Long-term debt (including current
 portion and the Promissory Note)       79,416
Total stockholders' equity  ......      14,314


                    (RESTUBBED TABLE CONTINUED FROM ABOVE)


                                                          POST-ACQUISITION
                                   -------------------------------------------------------------
                                    DECEMBER 31,    DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                        1993            1994            1995          1996(b)
                                   -------------  --------------  --------------  --------------
BALANCE SHEET DATA (AT PERIOD
 END):
Total assets .....................    $205,906        $196,909        $191,730        $205,511
Long-term debt (including current
 portion and the Promissory Note)      145,300         126,200         110,600         167,500
Total stockholders' equity  ......      32,879          40,563          54,328           1,355

                                          PRE-ACQUISITION
                                   ----------------------------
                                                     TWO MONTHS
                                      YEAR ENDED       ENDED
                                     DECEMBER 31,     MARCH 2,
                                         1992           1993
                                   --------------  ------------
OTHER DATA:
Gross margin(c) ..................         38.8%         41.6%
Operating margin(c) ..............         16.9          12.2
EBITDA(d) ........................      $29,330        $2,792
EBITDA margin(d) .................         23.1%         17.9%
Capital expenditures .............     $    926       $   115
Amortization of goodwill .........          110            18
Cash flows provided by operating
 activities ......................       20,638         3,462
Cash flows provided by (used for)
 investing activities ............         (701)         (247)
Cash flows used for financing
 activities ......................      (19,574)       (2,078)


                    (RESTUBBED TABLE CONTINUED FROM ABOVE)


                                                           POST-ACQUISITION
                                   --------------------------------------------------------------
                                      TEN MONTHS
                                        ENDED         YEAR ENDED      YEAR ENDED      YEAR ENDED
                                     DECEMBER 31,    DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                         1993            1994            1995            1996
                                   --------------  --------------  --------------  --------------
OTHER DATA:
Gross margin(c) ..................         36.7%           40.1%           40.3%           41.9%
Operating margin(c) ..............         14.1            17.7            19.9            24.9
EBITDA(d) ........................     $ 25,156        $ 30,046        $ 38,125        $ 60,547
EBITDA margin(d) .................         22.8%           22.8%           24.1%           27.9%
Capital expenditures .............     $    881        $    788        $    983        $  5,278
Amortization of goodwill .........        1,399           1,771           1,771           1,651
Cash flows provided by operating
 activities ......................        8,842          14,259          19,801          32,583
Cash flows provided by (used for)
 investing activities ............         (611)          5,036            (989)         (5,875)
Cash flows used for financing
 activities ......................      (12,143)        (18,810)        (19,367)        (25,947)


                                                 (footnotes on following page)

-------------
(a) Net income per common share has been computed assuming the conversion of the Company's common stock, prior to the IPO, into Class B Common Stock as of the beginning of all periods presented and is therefore based upon the weighted average of 24,600,000 shares of common stock outstanding prior to the IPO and 30,675,000 shares of common stock outstanding after the IPO.

(b) Reflects the IPO and the distribution of the net proceeds therefrom to Mafco Consolidated Group. Also reflects the issuance by the Company of the Promissory Note in an original principal amount of $70.0 million to Mafco Consolidated Group.


(c) Gross margin is defined as gross profit as a percentage of net sales and operating margin is defined as operating income as a percentage of net sales.

(d) EBITDA is defined as earnings before interest expense, net, taxes, extraordinary items, depreciation and amortization and minority interest. The Company believes that EBITDA is a measure commonly used by analysts, investors and others interested in the cigar industry. Accordingly, this information has been disclosed herein to permit a more complete analysis of the Company's operating performance. EBITDA should not be considered in isolation or as a substitute for net income or other consolidated statement of operations or cash flows data prepared in accordance with generally accepted accounting principles as a measure of the profitability or liquidity of the Company. EBITDA does not take into account the Company's debt service requirements and other commitments and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. EBITDA margin is defined as EBITDA as a percentage of net sales.

              MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                     CONDITION AND RESULTS OF OPERATIONS

   The following should be read in conjunction with the Consolidated Financial Statements of the Company included elsewhere in this Prospectus.

OVERVIEW

   The Company is the largest manufacturer and marketer of cigars sold in the United States in terms of dollar sales, with a 1996 market share of approximately 23% according to the Company's estimates. The Company markets its cigar products under a number of well-known brand names at all price levels and in all segments of the growing cigar market. The Company is also a leading producer of pipe tobacco and is the largest supplier of private label and branded generic pipe tobacco to mass market retailers. In addition, the Company distributes a variety of pipe and cigar smokers' accessories. For the year ended December 31, 1996, cigars accounted for approximately 92% of the Company's net sales.

   The United States cigar industry experienced declining consumption between 1964 and 1993 at a compound annual unit rate of 3.6% (and, with respect to large cigar consumption, at a compound annual unit rate of 5.0%). Recently, cigar smoking has gained popularity in the United States, resulting in a significant increase in consumption and retail sales of cigars, particularly for premium cigars. Management believes that this increase in cigar consumption and retail sales is the result of a number of factors, including:
(i) the increase in the number of adults over the age of 50 (a demographic group believed to smoke more cigars than any other demographic segment) and
(ii) the emergence of an expanding base of younger affluent adults who have recently started smoking cigars and who tend to smoke premium cigars. The growth in industry retail sales of cigars has outpaced unit growth since 1991 primarily as a result of a combination of increased prices and a shift in the sales mix to more expensive cigars. There can be no assurance that unit consumption and retail sales of cigars will continue to increase in the future. See "Risk Factors--Declining Market for Cigars through 1993" and "--Extensive and Increasing Regulation of Tobacco Products."

   The increased demand for cigars, especially premium cigars, and the shortage of experienced skilled laborers caused as a result thereof have resulted in the Company's backorders of premium cigars to increase from 3.2 million cigars at December 31, 1994 to 4.3 million cigars at December 31, 1995, and to further increase to 37.0 million cigars at December 31, 1996. Although the demand for premium cigars has continued to increase in 1996, the substantial increase in backorders of premium cigars experienced by the Company in 1996 was due, at least in part, to the practice by retailers of submitting orders well in excess of required quantities in an attempt to ensure a larger allocation of the Company's premium cigar production. As such, the increase in backorders does not accurately reflect the demand for the Company's premium cigars. Beginning in 1997, the Company established new ordering policies to reduce backorders. As a result of such new ordering policies, the amount of future backorders will not be comparable to those previously experienced by the Company.

   The Company is hiring and training new rollers and bunchers and is building additional plant capacity to meet future growth in demand for its premium cigars. Although the Company believes that these measures will enable it to increase its production of premium cigars, there can be no assurance that the Company will be able to meet any future level of demand for its premium cigars. The Company's ability to manufacture premium and mass market cigars may also be constrained by the ability of tobacco growers and suppliers to meet the Company's demands for its raw materials in a timely manner.

   Preliminary industry statistics indicate that both unit consumption and retail sales of cigars continued to increase in 1996. Overall consumption of cigars increased by approximately 13.0% from approximately 4.0 billion units in 1995 to an estimated 4.5 billion units in 1996. Consumption of premium cigars increased at a unit rate of approximately 67.0% from 1995 to 275.0 million units in 1996. In the mass market segment of the industry, consumption increased at a unit rate of approximately 11.0% from 1995 to 4.2 billion units in 1996, with consumption of mass market large cigars increasing at a unit rate of approximately 13.0% from 1995 to 2.7 billion units in 1996. Consumption of large (premium and mass market) cigars increased at a unit rate of approximately 17.1% from 1995 to 3.0 billion units in 1996. Total retail sales increased 24.4% from 1995 to $1.3 billion in 1996. The Company believes that unit consumption of cigars and retail sales in the cigar industry should continue to increase in 1997 at rates similar to those experienced by the industry in 1996 and is very optimistic about the long-term future of the cigar industry and the Company. The Company's ability to implement its business strategy successfully will be dependent on business, financial, and other factors beyond the Company's control, including, among others, prevailing changes in consumer preferences, access to sufficient quantities of raw materials, availability of trained laborers and changes in tobacco products regulation. There can be no assurance that the Company will continue to be successful in implementing its business strategy. See "Risk Factors--Implementation of Business Strategy."

RESULTS OF OPERATIONS


   The discussion set forth below relates to the consolidated results of operations and financial condition of the Company for the years ended December 31, 1994, 1995 and 1996.

   The Company is a holding company with no business operations of its own. The Company's only material asset is all of the outstanding capital stock of Consolidated Cigar, through which the Company conducts its business operations. The results of operations and financial position of the Company therefore reflect the consolidated results of operations and financial position of Consolidated Cigar.


   The following table sets forth certain statement of operations data and the related percentage of net sales (dollars in millions):


                                                       YEAR ENDED DECEMBER 31,
                                     ----------------------------------------------------------
                                             1994                1995                1996
                                     ------------------  ------------------  ------------------
Net sales ..........................   $131.5    100.0%    $158.2    100.0%    $216.9    100.0%
Cost of sales ......................     78.8     59.9       94.4     59.7      126.0     58.1
                                      -------  --------  --------  --------  --------  --------
Gross profit .......................     52.7     40.1       63.8     40.3       90.9     41.9
Selling, general and administrative
 expenses ..........................     29.4     22.4       32.4     20.4       36.8     17.0
                                     --------  --------  --------  --------  --------  --------
Operating income ...................     23.3     17.7       31.4     19.9       54.1     24.9
Interest expense, net ..............     12.8      9.7       12.6      8.0       10.6      4.9
Minority interest and miscellaneous
 expense, net ......................      0.8      0.6        1.3      0.8        1.3      0.6
Provision for income taxes .........      2.0      1.5        3.6      2.3       12.4      5.7
                                     --------  --------  --------  --------  --------  --------
Net income .........................   $  7.7      5.9%    $ 13.9      8.8%    $ 29.8     13.7%
                                     ========  ========  ========  ========  ========  ========



 YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

   Net sales were $216.9 million and $158.2 million in 1996 and 1995, respectively, an increase of $58.7 million or 37.1%. The increase in net sales was primarily due to higher sales of cigars. Cigar sales, particularly in the premium market, increased primarily as a result of both a shift in sales mix to higher priced cigars and price increases on certain cigar brands, and, to a lesser extent, an increase in cigar unit volume.

   Gross profit was $90.9 million and $63.8 million in 1996 and 1995, respectively, an increase of $27.1 million or 42.4%. The increase in gross profit for 1996 was due to the increase in sales, partially offset by increases in the costs of raw materials. As a percentage of net sales, gross profit increased to 41.9% in 1996 from 40.3% in 1995, primarily due to fixed manufacturing costs spread over increased production volume.

   Selling, general and administrative ("SG&A") expenses were $36.8 million and $32.4 million in 1996 and 1995, respectively, an increase of $4.4 million or 13.5%, primarily due to increased compensation expense in addition to increased marketing and selling expenses. As a percentage of net sales, SG&A expenses decreased to 17.0% in 1996 from 20.4% in 1995. The decrease was primarily due to SG&A expenses increasing at a lower rate relative to the increase in net sales.

   Operating income was $54.1 million and $31.4 million in 1996 and 1995, respectively, an increase of $22.7 million or 72.1%. As a percentage of net sales, operating income increased to 24.9% in 1996 from 19.9% in 1995, primarily due to higher gross profit margins and a decrease in SG&A expenses as a percentage of net sales.

   Interest expense, net, was $10.6 million and $12.6 million in 1996 and 1995, respectively. The decrease of $2.0 million was primarily a result of a lower amount of outstanding debt due to third parties during 1996.

   The provision for income taxes as a percentage of income before income taxes was 29.5% and 20.5% in 1996 and 1995, respectively. The increase in the effective rate is primarily due to an increase in income subject to United States taxation during 1996 partially offset by tax benefits associated with the Company's operations in Puerto Rico. Income tax expense for 1996 reflects provisions for federal income taxes, Puerto Rico tollgate taxes and taxes on Puerto Rico source income, together with state and franchise taxes. Income tax expense for 1995 reflects provisions for federal income taxes, net of tax benefit resulting from the utilization of net operating loss carryforwards, Puerto Rico tollgate taxes and taxes on Puerto Rico source income, along with state and franchise taxes.

   As a result of the foregoing, the Company had net income of $29.8 million in 1996, compared to $13.9 million in 1995, an increase of $15.9 million or 113.9%.


 YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

   Net sales were $158.2 million and $131.5 million in 1995 and 1994, respectively, an increase of $26.7 million or 20.3%. The increase in net sales was primarily due to higher sales of cigars. Cigar sales increased primarily as a result of an increase in cigar unit volume, particularly in the premium market, and, to a slightly lesser extent, a shift in sales mix to higher priced cigars and price increases on certain cigar brands.


   Gross profit was $63.8 million and $52.7 million in 1995 and 1994, respectively, an increase of $11.1 million or 21.2%. The increase in gross profit for 1995 was due to the increase in sales, partially offset by increases in the costs of raw materials. As a percentage of net sales, gross profit increased to 40.3% in 1995 from 40.1% in 1994, primarily due to fixed manufacturing costs spread over increased production volume.


   SG&A expenses were $32.4 million and $29.4 million in 1995 and 1994, respectively, an increase of $3.0 million or 10.1%, primarily due to increased marketing and selling expenses. As a percentage of net sales, SG&A expenses decreased to 20.4% in 1995 from 22.4% in 1994. The decrease was primarily due to SG&A expenses increasing at a lower rate relative to the increase in net sales.

   Operating income was $31.4 million and $23.3 million in 1995 and 1994, respectively, an increase of $8.1 million or 35.1%. As a percentage of net sales, operating income increased to 19.9% in 1995 from 17.7% in 1994, primarily due to higher gross profit margins and a decrease in SG&A expenses as a percentage of net sales.

   Interest expense, net, was $12.6 million and $12.8 million in 1995 and 1994, respectively. The decrease of $0.2 million was primarily due to a lower amount of debt outstanding in 1995, partially offset by higher interest rates.

   The provision for income taxes as a percentage of income before income taxes was 20.5% and 20.6% in 1995 and 1994, respectively. Income tax expense in 1995 and 1994 reflects provisions for federal income taxes, net of the tax benefit resulting from the utilization of net operating loss carryforwards, along with state income and franchise taxes. In addition, income tax expense includes a provision for Puerto Rico tollgate taxes and taxes on Puerto Rico source income.


   As a result of the foregoing, the Company had net income of $13.9 million in 1995, compared to $7.7 million in 1994, an increase of $6.2 million or 81.3%.

LIQUIDITY AND CAPITAL RESOURCES

   Net cash flows from operating activities were $32.6 million, $19.8 million and $14.3 million for 1996, 1995, and 1994, respectively. The increase of $12.8 million from 1995 to 1996 was primarily due to an increase in net income partially offset by increased working capital requirements. The increase of $5.5 million from 1994 to 1995 was due primarily to the increase in net income for 1995.

   Cash flows used in investing in 1996 and 1995 were primarily related to capital expenditures. In 1994, however, cash was provided by investing activities as a result of the sale of a building in Puerto Rico for $5.8 million. Capital expenditures were $5.3 million, $1.0 million, and $0.8 million for the years ended December 31 1996, 1995, and 1994, respectively. The capital expenditures in 1994 and 1995 relate primarily to investments in cigar manufacturing equipment and are part of the continual maintenance and upgrading of the Company's manufacturing facilities. The capital expenditures in 1996 relate primarily to investments in the Company's manufacturing facilities to meet increased demand for the Company's premium cigars, including expansion of its existing manufacturing facilities in the Dominican Republic and Honduras and construction, as part of a joint venture, of a new facility in Jamaica. For 1997, the Company plans to continue expanding its facilities in the Dominican Republic and Honduras as well as add equipment to other facilities for a total cost of approximately $4.0 million. In 1996, $0.5 million of cash flows was also invested, as part of an equity investment, in the Jamaican joint venture.

   Cash flows used for financing activities in 1996, 1995, and 1994 were $25.9 million, $19.4 million, and $18.8 million, respectively. In each period, such cash flows were used to make net repayments of borrowings, primarily under the Credit Agreement. In addition, cash flows used for financing activities in 1996 and 1995 were used to pay $12.8 million of dividends to Mafco Consolidated Group during 1996 and a $5.0 million dividend to Mafco Holdings during 1995. In 1996, cash flows included $127.8 million of net proceeds from the IPO, which were immediately paid as a dividend to Mafco Consolidated Group.

   In 1993 and 1994, Consolidated Cigar entered into two five-year interest rate swap agreements in an aggregate notional amount of $85.0 million. Under the terms of the agreements, Consolidated Cigar receives a fixed interest rate averaging approximately 5.8% and pays a variable interest rate equal to the six-month London interbank offered rate (LIBOR). Consolidated Cigar entered into such agreements to take advantage of the differential between long-term and short-term interest rates and effectively converted the interest rate on $85.0 million of fixed-rate indebtedness under the Senior Subordinated Notes to a variable rate. Had Consolidated Cigar terminated these agreements, which the Company considers to be held for other than trading purposes, on January 31, 1997, the Company would have realized a combined loss of approximately $1.1 million. Future positive or negative cash flows associated with these agreements will depend upon the trend of short-term interest rates during the remaining life of the agreements. In the event of non-performance of the counterparties at anytime during the remaining lives of these agreements, which expire at December 1998 and January 1999, the Company could lose some or all of any future positive cash flows. However, the Company does not anticipate non-performance by such counterparties. The Company does not currently anticipate terminating these agreements; however, the Company will from time to time continue to review its financing alternatives with respect to its fixed and floating rate debt.

   Consolidated Cigar intends to fund working capital requirements, capital expenditures and debt service requirements for the foreseeable future through cash flows from operations and borrowings under the Credit Agreement. The Company is dependent on the earnings and cash flows of, and dividends and distributions from, Consolidated Cigar to pay its expenses and meet its obligations, including principal payments on the $70.0 million non-interest bearing Promissory Note issued to Mafco Consolidated Group in conjunction with the IPO. The Company is also dependent on distributions from Consolidated Cigar to pay any cash dividends or distributions on the Common Stock that may be authorized by the Board of Directors of the Company. There can be no assurance that Consolidated Cigar will generate sufficient earnings and cash flows to pay dividends or distribute funds to the Company to enable the Company to pay its expenses and meet its obligations, including principal payments on the Promissory Note, or that applicable state law and contractual restrictions, including negative covenants contained in the debt instruments of the Company's subsidiaries, including Consolidated Cigar, then in effect, will permit such dividends or distribution. The terms of the Credit Agreement and the Senior Subordinated Notes limit the payment of dividends or distributions to the Company by Consolidated Cigar to an amount (based on a formula set forth in the Senior Subordinated Notes Indenture) equal to approximately $9.3 million as of December 31, 1996.

   The Credit Agreement consists of a revolving credit facility (the "Revolving Credit Facility") and a working capital facility (the "Working Capital Facility"). The Revolving Credit Facility and the Working Capital Facility have final maturities on April 3, 1999 and have no scheduled amortization requirements. The Credit Agreement is secured by first priority liens on all of the material assets of Consolidated Cigar and its domestic subsidiaries and pledges of the capital stock of all of Consolidated Cigar's subsidiaries (with certain exceptions for the capital stock of foreign subsidiaries). Consolidated Cigar's obligations under the Credit Agreement are guaranteed by the Company and by all of the domestic subsidiaries of Consolidated Cigar. The guarantee by the Company will continue to be secured by a pledge of all of the shares of common stock of Consolidated Cigar owned by the Company. The Credit Agreement also contains various restrictive covenants including, among other things, limitations on the ability of Consolidated Cigar and its subsidiaries to incur debt, create liens, pay dividends, sell assets, and make investments, acquisitions and capital expenditures. In addition, the Credit Agreement requires Consolidated Cigar to maintain specified financial ratios and satisfy certain tests, including maximum leverage ratios and minimum interest coverage ratios. The Credit Agreement also contains customary events of default and permits Consolidated Cigar to pay dividends and make distributions on terms substantially similar to those contained in the Senior Subordinated Notes Indenture. The Credit Agreement was amended on February 3, 1997 to reduce the amount of various interest rate margins charged against outstanding borrowings. As of December 31, 1996, there was approximately $25.7 million unused and available under the Credit Agreement, after taking into account approximately $1.7 million utilized to support letters of credit. See Note F of the Notes to Consolidated Financial Statements of the Company included elsewhere in this Prospectus.


INFLATION

   The Company has historically been able to pass inflationary increases for raw materials and other costs onto its customers through price increases and anticipates that it will be able to do so in the future.

TAXATION AND REGULATION

 EXCISE TAXES

   Cigars and pipe tobacco have long been subject to federal, state and local excise taxes, and such taxes have frequently been increased or proposed to be increased, in some cases significantly, to fund various legislative initiatives. In particular, there have been proposals by the federal government in the past to reform health care through a national program to be funded principally through increases in federal excise taxes on tobacco products. Enactment of significant increases in or new federal, state or local excise taxes would result in decreased unit sales of cigars and pipe tobacco, which would have a material adverse effect on the Company's business. See "Business--The Tobacco Industry--Excise Taxes."

 POSSESSIONS TAX CREDIT


   Prior to December 31, 1993, income earned by the Company from its Puerto Rico operations was subject to the provisions of Section 936 of the Code.
Section 936 of the Code allowed for a "possessions tax credit" against United States federal income tax for the amount of United States federal income tax attributable to the Puerto Rico taxable earnings. As part of OBRA 93, for the years after December 31, 1993, the possessions tax credit has been limited based upon a percentage of qualified wages in Puerto Rico, plus certain amounts of depreciation. The Company believes that it qualified for the possessions tax credit during 1996, 1995 and 1994. The Company expects that it will continue to qualify for the possessions tax credit for every year that such credit is available in such amounts to offset the majority of any United States federal income tax related thereto, but eligibility and the amounts of the credit will depend on the facts and circumstances of the Company's Puerto Rico operations during each of the taxable years subsequent to 1996. Failure to receive the possessions tax credit attributable to the Company's Puerto Rico operations would have a material adverse effect on the Company.

   On August 20, 1996, the SBJPA was enacted into law. Under the SBJPA,
Section 936 of the Code, the possessions tax credit, was repealed, subject to special grandfather rules for which the Company would be eligible, provided that the Company does not add a "substantial new line of business." Under the grandfather rules, for the Company's taxable years beginning after December 31, 2001 and before January 1, 2006, the Company's business income from its Puerto Rico operations eligible for the possessions tax credit would, in addition to the Current Limitation, generally be limited to its average annual income from its Puerto Rico operations, adjusted for inflation, computed during the Company's five most recent taxable years ending before October 14, 1995 and excluding the highest and lowest years (the "Income Limitation"). For taxable years after December 31, 2005, the possessions tax credit would be eliminated. The repeal of the possessions tax credit could have a material adverse effect on the Company for taxable years beginning after December 31, 2001 and before January 1, 2006, to the extent that the Company's annual income from its Puerto Rico operations exceeds its average annual income from its Puerto Rico operations (as computed in the manner described in the preceding sentence), and for taxable years after December 31, 2005. Although it does not currently have any definitive plans with respect thereto, the Company expects to evaluate alternatives that may be available to it in order to mitigate the effects of the SBJPA. On February 6, 1997, President Clinton proposed certain tax law changes which, if enacted, would eliminate the Income Limitation, extend the possession tax credit indefinitely and make the credit available to newly established business operations. See "Risk Factors--Substantial Effects of Failure to Receive Possessions Tax Credit."


 PUERTO RICO TAX EXEMPTION


   Pursuant to a grant of industrial tax exemption which expires in 2002, income earned by CIC from the manufacture of cigars in Puerto Rico enjoys a 90% income tax exemption from Puerto Rican income taxes. The remaining 10% of such income is taxed at a maximum surtax rate of 45%, resulting in an effective income tax rate for such income of approximately 4.5% under current tax rates. Funds repatriated to the Company are subject to a maximum Puerto Rican tollgate tax of 10%. Legislation enacted in Puerto Rico in 1993 included a provision for prepaying a portion of these tollgate taxes effective for the 1993 fiscal year and subsequent periods. There can be no assurance that the Puerto Rico tax exemption will not be limited or eliminated in the future. Any significant limitation on or elimination of the Puerto Rico tax exemption would have a material adverse effect on the Company. See Note H of the Notes to Consolidated Financial Statements of the Company included elsewhere in this Prospectus.


 REGULATION

   Cigar manufacturers, like other producers of tobacco products, are subject to regulation in the United States at the federal, state and local levels. The recent trend is toward increasing regulation of the tobacco industry. There can be no assurance as to the ultimate content, timing or effect of any additional regulation of tobacco products by any federal, state, local or regulatory body, and there can be no assurance that any such legislation or regulation would not have a material adverse effect on the Company's business. See "Business--The Tobacco Industry--Regulation."

SEASONALITY

   The Company's business is generally non-seasonal. However, slight increases in cigar unit volume are experienced prior to Father's Day and the Christmas season.

                                   BUSINESS
GENERAL


   The Company is the largest manufacturer and marketer of cigars sold in the United States in terms of dollar sales, with a 1996 market share of approximately 23% according to the Company's estimates. The Company markets its cigar products under a number of well-known brand names at all price levels and in all segments of the growing cigar market, including premium large cigars, mass market large cigars and mass market little cigars. The Company attributes its leading market position to the following competitive strengths: (i) well-known brand names, many of which are the leading brands in their category; (ii) broad range of product offerings within both the premium and mass market segments of the United States cigar market; (iii) commitment to and reputation for manufacturing quality cigars; (iv) marketing expertise and close attention to customer service; (v) efficient manufacturing operations; and (vi) an experienced management team. The Company is also a leading producer of pipe tobacco and is the largest supplier of private label and branded generic pipe tobacco to mass market retailers. In addition, the Company distributes a variety of pipe and cigar smokers' accessories.


   The Company's cigars and pipe tobacco products are marketed under a number of well-known brand names. The Company's premium cigars include the H. UPMANN, MONTECRISTO, DON DIEGO, TE-AMO, SANTA DAMIANA, ROYAL JAMAICA, PRIMO DEL REY and MONTECRUZ brands. The Company's mass market large cigars include the ANTONIO Y CLEOPATRA (also known as AYC), DUTCH MASTERS, EL PRODUCTO, MURIEL, BACKWOODS, SUPER VALUE and SUPRE SWEETS brands. The Company's mass market little cigars include the DUTCH TREATS, SUPER VALUE and SUPRE SWEETS brands. The Company's pipe tobacco products include the MIXTURE NO. 79 and CHINA BLACK brands.


   The Company's financial results reflect the strength of the cigar industry and the Company's leadership position in that industry. In 1996, the Company had net sales of $216.9 million, operating income of $54.1 million, and net income of $29.8 million, representing increases of 37.1%, 72.1%, and 113.9%, respectively, from 1995 results.


BUSINESS STRATEGY

   The Company's business strategy includes:

 CAPITALIZE ON GROWTH OPPORTUNITIES IN THE PREMIUM CIGAR SEGMENT

   The Company intends to capitalize on the rapidly growing premium cigar market by (i) increasing the Company's production capabilities through its recently completed facility in Jamaica and continued expansion of its existing facilities in the Dominican Republic and Honduras, (ii) improving the market's awareness and recognition of its premium cigars through targeted marketing programs and (iii) expanding its premium cigar product offerings through the introduction of new super-premium cigars, such as H. UPMANN CHAIRMAN'S RESERVE and PLAYBOY by DON DIEGO, and the extension of its existing brands.

   INCREASE PREMIUM CIGAR PRODUCTION. To increase production to meet existing and expected growth in demand for its premium cigars, the Company is (i) adding workers for second shifts at its manufacturing facilities in the Dominican Republic, (ii) actively hiring experienced, skilled rollers and bunchers, as well as training new rollers and bunchers, (iii) continuing to expand its manufacturing facilities in the Dominican Republic and Honduras,
(iv) evaluating joint venture opportunities in countries where it may be advantageous to produce premium cigars and (v) continuing to improve manufacturing efficiencies. The Company currently estimates that it will spend approximately $4.0 million in 1997 for expansion of existing facilities and acquisition of additional manufacturing equipment.

   IMPROVE BRAND AWARENESS AND RECOGNITION. In order to further strengthen and broaden the brand recognition of its premium cigars and to support new product introductions, the Company is increasing its marketing and advertising expenditures for its premium cigar products. This advertising is designed to enhance the Company's image and to promote specific brands.

   EXPAND PREMIUM CIGAR BRANDS. As part of its strategy to capitalize on the significant growth in the premium cigar market and the increased demand for its premium cigars, the Company plans to continue to introduce new super-premium cigars. Recently, the Company introduced two super-premium cigars, H. UPMANN CHAIRMAN'S RESERVE and PLAYBOY by DON DIEGO. In addition, the Company introduced, in December 1996, a limited edition, collectible LEROY NEIMAN SELECTION cigar box featuring a reproduction of an original painting by Mr. Neiman. The Company intends to extend its premium cigar lines, including the MONTECRISTO and SANTA DAMIANA brands, through the introduction of new sizes, shapes, packaging and other new features. As a result of increased demand for cigars by women, the Company plans to introduce into various of the Company's brands cigar shapes designed specifically for women. The Company believes that such introductions and extensions will enable it to increase sales by shifting its premium cigar mix to more expensive cigars.


 EXPAND MASS MARKET CIGAR AND PIPE TOBACCO PRODUCTS BUSINESSES

   The Company will seek to expand further its mass market cigar business and pipe tobacco products business by continuing to capitalize on its well-known brand names and introducing new products that extend the Company's existing product lines. The Company plans to expand its ANTONIO Y CLEOPATRA line by introducing CHURCHILL MADURO, a full-size, machine-made, natural-wrapper cigar with a band placed on each cigar resembling those on hand made cigars. In addition, the Company intends to introduce new flavors, sizes, packaging and other new features and improvements to its existing mass market cigar and pipe tobacco products. Since 1989, the Company has introduced new cigar brands that include DUTCH MASTERS COLLECTION, SUPRE SWEETS and RUSTLERS to the mass market and extended its existing brands with new cigar products that included ANTONIO Y CLEOPATRA MINIS, WHIFFS, CONNECTICUT SHADE WRAPPER and BACKWOODS SWEET AROMATIC. The Company has also introduced new pipe tobacco products that include MURIEL PIPE TOBACCO and BLACK'N NATURAL. The Company plans to increase production capacity for its mass market cigars by acquiring additional manufacturing equipment as well as adding workers for second and third shifts.

 BROADEN MASS MARKET CIGAR DISTRIBUTION CHANNELS

   As a result of its existing relationships with mass market retailers, the Company is well-positioned to take advantage of the increase in consumer demand for mass market cigars sold through that channel of distribution. The Company distributes certain of its cigar and pipe tobacco products to, and develops new private label brands for, mass market retailers, such as WONDER BLEND for Kmart and other such products for Wal-Mart, Eckerd Drug stores, CVS stores, Thrifty Drug Stores and numerous other retail chains. The Company intends to broaden its existing relationships and actively develop new relationships with other mass market retailers and is pursuing opportunities in other distribution channels, including actively marketing its mass market cigars to convenience stores to take advantage of the increase in consumer demand for mass market cigars at such locations.

 IMPROVE MANUFACTURING PROCESSES AND RAW MATERIAL PROCUREMENT

   The Company continually seeks ways to improve further the efficiency of its manufacturing operations in order to ensure quality and realize cost savings. To ensure the quality of its raw materials while also maximizing cost savings, the Company will (i) continue to develop long-term relationships with tobacco suppliers, (ii) expand its commercial and technical ties with local growers, (iii) obtain its tobacco raw materials from a variety of suppliers and growers and (iv) take advantage of its large purchasing requirements to negotiate favorable terms from suppliers.

 PURSUE SELECTIVELY STRATEGIC ACQUISITIONS

   The Company intends to pursue selectively strategic acquisitions in the cigar and pipe tobacco products industry to expand its market share and product lines and benefit from synergies. However, the Company's ability to acquire additional tobacco businesses and brands is limited by, among other things, a dwindling number of potential acquisition candidates resulting from the consolidation in the tobacco industry as well as other economic, regulatory and industry factors. The Company also intends to pursue joint venture opportunities to enhance its overall cigar and pipe tobacco businesses.

MARKET OVERVIEW

   In recent years, cigar smoking has gained popularity in the United States, resulting in a significant increase in consumption and retail sales of cigars, particularly for premium cigars. Management believes that this increase in cigar consumption and retail sales is the result of a number of factors, including: (i) the increase in the number of adults over the age of 50 (a demographic group believed to smoke more cigars than any other demographic segment) and (ii) the emergence of an expanding base of younger affluent adults who have recently started smoking cigars and who tend to smoke premium cigars. The Company believes the increase in cigar smoking is in large part attributable to a positive and improving image of cigar smoking resulting from increased publicity, including the success of cigar magazines, the increased visibility of use by celebrities and the proliferation of "Cigar Smokers" dinners and other special events for cigar smokers.


   Consumption of cigars in the United States is currently increasing following a decline in consumption between 1964 and 1993 at a compound annual unit rate of 3.6% (and, with respect to large cigar consumption, at a compound annual unit rate of 5.0%). Consumption of cigars increased to 4.0 billion units in 1995 from 3.4 billion units in 1993, with substantial growth in premium cigars. Preliminary industry statistics indicate that consumption of cigars increased to 4.5 billion units in 1996. Consumption of premium cigars increased at a compound annual unit rate of 2.4% from 1976 to 1991, at a compound annual unit rate of 8.9% from 1991 to 1994 and at a unit rate of 30.5% from 1994 to 164.3 million units in 1995. Preliminary industry statistics indicate that consumption of premium cigars increased at a unit rate of approximately 67.0% from 1995 to 275.0 million units in 1996. The mass market segment of the industry has also experienced increased consumption with a compound annual unit rate of 7.2% from 1993 to 3.8 billion units in 1995, with consumption of mass market large cigars increasing at a compound annual unit rate of 8.8% from 1993 to 2.4 billion units in 1995. Preliminary industry statistics indicate that consumption of mass market cigars increased at a unit rate of approximately 11.0% from 1995 to 4.2 billion units in 1996, with consumption of mass market large cigars increasing at a unit rate of approximately 13.0% from 1995 to 2.7 billion units in 1996. Consumption of large (premium and mass market) cigars increased at a unit rate of approximately 17.1% from 1995 to 3.0 billion units in 1996. Retail sales of cigars, which generally declined from 1964 to 1987 and grew modestly from 1987 to 1993, experienced significant growth from 1993 to 1995 with retail sales of cigars outpacing unit growth since 1991. This growth in retail sales of cigars was primarily the result of a combination of increased prices and a shift in the sales mix to more expensive cigars. Total retail sales have increased at a compound annual rate of 9.3% from 1991 to $1.0 billion in 1995, while the corresponding compound annual unit rate was only 3.6%. Preliminary industry statistics indicate that total retail sales increased 24.4% from 1995 to $1.3 billion in 1996. The Company believes that unit consumption of cigars and retail sales in the cigar industry should continue to increase in 1997 at rates similar to those experienced by the industry in 1996 and is very optimistic about the long-term future of the cigar industry and the Company. There can be no assurance, however, that unit consumption and retail sales of cigars will continue to increase in the future. See "Risk Factors--Declining Market for Cigars through 1993" and "--Extensive and Increasing Regulation of Tobacco Products."

   The following table illustrates the trends in unit consumption and retail sales experienced by the premium and mass market segments of the U.S. cigar industry from 1991 to 1996.


                            U.S. CIGAR INDUSTRY(a)



                               1992       1993       1994        1995     1996E(b)
                                       ---------  ---------  ----------  ---------
                                                 (IN MILLIONS)
Unit Consumption:
 Premium Large Cigars(c)  .      99.4      110.0      125.9       164.3      275.0
 Mass Market Large Cigars     2,112.0    2,025.7    2,208.8     2,397.7    2,725.0
                             --------  ---------  ---------  ----------  ---------
  Total Large Cigars  .....   2,211.4    2,135.7    2,334.7     2,562.0    3,000.0
 Mass Market Little Cigars    1,306.7    1,287.7    1,383.4     1,408.3    1,500.0
                             --------  ---------  ---------  ----------  ---------
  Total ...................   3,518.1    3,423.4    3,718.1     3,970.3    4,500.0
                             ========  =========  =========  ==========  =========
Retail Sales ..............  $  715.0  $   730.0  $   860.0    $1,005.0   $1,250.0
                             ========  =========  =========  ==========  =========


------------
(a)    Source: Cigar Association of America, Inc. ("CAA").


(b)    Estimated results for 1996.


(c) CAA's premium cigar data includes cigars imported from seven leading supplier countries and does not include any premium cigars produced in other countries, including the United States. CAA includes such U.S. premium cigar production, which approximated 5.0 million units in 1995, in mass market cigar data.

PRODUCTS

   The Company manufactures cigars in all subcategories and at all price levels. The Company also manufactures its own cigar boxes and man-made wrapper, filler and binder and little-cigar filters.

 PREMIUM CIGARS

   Premium cigars are generally hand made and primarily sell at retail price points above $1.00 per cigar. The Company's premium cigars are primarily long-filler, large cigars that have high quality natural leaf wrappers and binders. The Company uses tobaccos of the best grades for its premium cigars. Such tobaccos are combined according to brand-specified formulas to create the "filler" of each cigar. In order to make hand made cigars, "binder" tobacco is hand-wrapped around filler to create the "bunch" which is placed into a mold. Then, "wrapper" tobacco is hand-wrapped around the bunch, creating a premium cigar. In the Company's premium cigars, the wrapper, binder and filler are natural tobacco leaf.

   The Company's premium cigars include the well-known H. UPMANN, MONTECRISTO, DON DIEGO, TE-AMO, SANTA DAMIANA, ROYAL JAMAICA, PRIMO DEL REY and MONTECRUZ brands as well as other recognized brand names. The Company's premium cigars are manufactured in its Dominican Republic and Honduras facilities, except for TE-AMO, which is manufactured in Mexico and purchased from a third party.

 MASS MARKET CIGARS

   Mass market cigars are machine made and generally have a retail price point of $1.00 or less per cigar. Mass market cigars use less expensive tobacco than premium cigars. The Company uses a variety of techniques and grades of tobacco to produce mass market cigars which compete at all the price points in the mass cigar market. Mass market cigars include large cigars (weighing three pounds per 1,000 cigars or more) and little cigars (weighing less than three pounds per 1,000 cigars).

   Mass market large cigars generally consist of filler tobacco that is wrapped first with a binder and then with a wrapper. The more expensive mass market large cigars combine natural leaf wrapper and man-made binder made from tobacco ingredients instead of natural binder, with filler threshed into short, uniform pieces. In less expensive mass market large cigars, man-made wrapper made primarily from tobacco ingredients replaces natural tobacco leaf. The Company adds flavors and/or plastic tips to certain of its popularly priced mass market large cigars. The Company's major mass market brands in the middle price range include ANTONIO Y CLEOPATRA, DUTCH MASTERS, EL PRODUCTO, BACKWOODS, SUPER VALUE and SUPRE SWEETS. The Company's MURIEL brand is in the less expensive range.

   Little cigars consist of filler tobacco wrapped only by a wrapper with a filter tip. Little cigars are made on a high-speed machine with man-made wrapper made from tobacco ingredients and no binder. Little cigars are flavored and produced with a filter. Generally, little cigars are the lowest priced segment of the mass market category. The Company's little cigar brands include DUTCH TREATS, SUPER VALUE and SUPRE SWEETS.

 PIPE TOBACCO AND ACCESSORIES

   In addition to its cigars, the Company manufactures pipe tobaccos for sale under its own brand names, such as MIXTURE NO. 79 and CHINA BLACK, and for sale in bulk to tobacconists, as well as private label brands for chain stores and wholesale distributors. The Company also distributes smokers' accessories, such as lighters, tobacco pouches, pipe cleaners and cigar cutters. Net sales attributable to the distribution of such accessories was not material to the Company's results of operations in fiscal 1996.

   The Company uses tobaccos of various types, grades, countries of origin and crop years for its pipe tobacco, which are moisturized with steam and then blended according to specific formulas ("primary blends"). The primary blends are "cased" (sprayed or dipped) in liquids containing water, humectant, sugars, licorice, cocoa, fruit juices or other flavorings in order to keep the tobacco in pliable condition and to enhance its aroma and taste. The cased tobaccos are cut and dried and then held in bins to allow the casing and moisture to be distributed uniformly throughout the tobacco. Thereafter, the tobacco blends are flavored with natural and artificial flavors, herbs or spices, and blends are held for a short period of time prior to packaging into pouches, bags, cans or other selling containers.

 SPECIALTY AND OTHER PRODUCTS

   The Company's other products include various tobacco and non-tobacco related products manufactured by the Company in order to utilize excess manufacturing capacity at certain of its facilities and improve overall efficiency. See "Certain Relationships and Related Transactions--Specialty Products Division."

BACKORDERS


   The increased demand for cigars, especially premium cigars, has caused the Company's back orders of premium cigars to increase from 3.2 million cigars at December 31, 1994 to 4.3 million cigars at December 31, 1995, and to further increase to 37.0 million cigars at December 31, 1996. Although the demand for premium cigars has continued to increase, the substantial increase in backorders of premium cigars experienced by the Company in 1996 was due, at least in part, to the practice by customers of submitting orders well in excess of required quantities in an attempt to ensure a larger allocation of the Company's premium cigar production. As such, the increase in backorders does not accurately reflect the demand for the Company's premium cigars. Beginning in 1997, the Company established new ordering policies to reduce backorders. The Company no longer accepts orders from its largest customers for premium cigars, but instead allocates to each of them a portion of its production. As a result of such new ordering policies, the amount of future backorders will not be comparable to those previously experienced by the Company. The Company's ability to increase its production of premium cigars and decrease its backorders is, however, constrained by a shortage of experienced skilled laborers. Although the Company is hiring and training new rollers and bunchers, the training process averages up to one year and not all trainees are able to successfully complete the Company's training program. The Company is building additional plant capacity to meet future growth in demand for its premium cigars. Although the Company believes that these measures will enable it to increase its production of premium cigars, there can be no assurance that the Company will be able to meet any future level of demand for its premium cigars. There can be no assurance, however, that demand for the Company's premium cigars will continue to grow in the future.


   The Company's ability to manufacture premium and mass market cigars may also be constrained by the ability of tobacco growers and suppliers to meet the Company's demands for its raw materials in a timely manner. Tobacco, as a crop that is harvested annually, restricts the ability of tobacco growers to adjust acreage grown in any given year to meet changes in market demands. In addition, increases in acreage of tobacco grown requires significant capital, which growers may be unable or unwilling to invest. If the rate of escalation in consumption of cigars and other tobacco products continues, but the supply of tobacco remains constant or increases at a lower rate than demand, the Company's ability to increase its production of cigars, and thereby reduce its backorders, could be inhibited.

SALES AND MARKETING


   The Company sells its cigar and pipe tobacco products throughout the United States to over 2,500 customers, consisting of wholesale distributors, direct buying chains, including drug store chains and mass market retailers, and tobacconists. The Company employs a full-time in-house sales organization to develop and service its sales to wholesalers, distributors, direct buying chains and tobacconists. The Company's sales force is organized into two sales units: a mass market division and a premium division. The Company believes that the organization of its sales force into two divisions positions it to maintain a high degree of focus on each of its principal product categories. The mass market sales force calls on distributors and retail and chain store accounts, including Kmart, Wal-Mart, Eckerd Drug Stores, CVS stores and Thrifty Drug Stores, across the United States. Approximately 88% of the Company's mass market cigar products are sold through wholesale distributors while approximately 12% are sold to direct buying chains or independent retailers that warehouse for themselves. The premium cigar sales force calls directly on tobacconists and distributors. The Company's sales force operates regionally and locally from home and car, maintaining close familiarity with local customers. Most salespeople maintain a small stock of inventory which is used primarily to replace local distributors' old or damaged products and to display new product introductions or promotions.

   The Company supplies cigar merchandising fixtures to retailers at no cost and believes that it is the primary supplier of such fixtures to the United States retail trade. These fixtures help to maintain an attractive product display and to increase shelf space available for the Company's products.

   For the year ended December 31, 1996, the Company had more than 2,500 customers, the top five of which accounted for approximately 22% of annual sales with the largest customer accounting for approximately 6%. The Company believes that the loss of any one customer would not be material to the Company's business. The Company maintains no long-term contracts for the sale of its merchandise.

   The Company advertises its mass market cigar products primarily through coupons and other promotions distributed at point of sale and through direct mail. The Company advertises its premium cigar products in magazines, such as Cigar Aficionado, Playboy and The New York Times Sunday Magazine, as well as in newspapers and on radio. In order to strengthen and broaden further the brand recognition of its premium cigars and to maximize the business opportunities created by the resurgence in popularity of and increased demand for premium cigars, the Company has increased its marketing and advertising expenditures in connection with its existing premium cigar brands. The increased advertising and marketing expenditures are being used to support new product introductions and increase awareness and recognition of the Company's premium brands.

   Sales of the Company's cigar products outside of the United States are currently not material, although the Company has begun to strengthen its presence in the international market for premium and mass market cigars, particularly in Europe, the Middle East, Latin America and Asia, by increasing management's focus on the Company's direct export business. The Company has hired an experienced international marketing manager to concentrate on foreign sales and promotions and currently has a total of 47 agents and distributors in Europe, the Middle East, Latin America and Asia.

TRADEMARKS

   Trademarks and brand name recognition are important to the Company's business. The Company generally owns the trademarks under which its products are sold. The Company has registered its trademarks in the United States and many other countries and will continue to do so as new trademarks are developed or acquired. The Company does not hold or own the right to use certain of its well-known trademarks and brand names in certain foreign markets. The Company's ability to expand into such markets by capitalizing on the strength of its brand names in the United States may be limited by its right to use or acquire such brand names in those foreign markets.

   Unless otherwise indicated, the Company owns the trademarks listed below:

                           PREMIUM CIGAR TRADEMARKS

       Cabanas
      Don Diego
      Don Marcos
      Don Miguel
  Flor de Canarias
     H. Upmann(a)
      Henry Clay
    Las Cabrillas
      Malaguena
    Montecristo(a)
      Montecruz
  Por Larranaga(a)
    Primo Del Rey
    Royal Jamaica
    Santa Damiana
      Santa Ynez
     Super Value
        Te-Amo
     Wonder Blend

                         MASS MARKET CIGAR TRADEMARKS

  Antonio y Cleopatra
        Backwoods
      Ben Franklin
      Dutch Masters
      Dutch Treats
       El Producto
        Harvester
        Headline
        La Corona
         Muriel
         Roi-Tan
       Super Value
      Supre Sweets
      Wonder Blend

                             PIPE TOBACCO TRADEMARKS

     China Black
    Dutch Masters
       Kriswill
    Mixture No. 79
     Super Value
  Three Star Royal
     Wonder Blend

------------
   (a) Trademark is owned by Cuban Cigar Brands, N.V., a 51% owned subsidiary of the Company.

   While the Company does not believe that any single trademark is material to the vitality of its business, it believes that its trademarks taken as a whole are material to its business. Accordingly, the Company has taken, and will continue to take, action to protect its interests in all such trademarks.

RAW MATERIALS

   The Company has developed and is developing long-term relationships with tobacco suppliers and is expanding its commercial and technical ties with local growers to secure a variety of sources for raw materials, ensure the quality of its raw materials and maximize cost savings.

   The Company buys tobacco directly from a large number of suppliers in Brazil, Cameroon, the Central African Republic, Costa Rica, Germany, Italy, the Dominican Republic, Paraguay, the Philippines, Indonesia, the United States, Ecuador, Honduras, Mexico and other countries and does not believe that it is dependent on any single source for tobacco. The Company has recently experienced shortages in certain types of its natural wrapper and premium cigar tobaccos due to the increase in demand for high quality natural wrapped cigars. These shortages have caused the price of natural wrapper and premium cigar tobaccos to increase. To date, these shortages of tobacco have not materially adversely affected cigar manufacturing or the Company's profitability, but could if the Company is unable to purchase additional quantities of certain tobaccos in the future or is unable to pass increases for such raw materials onto its customers. See "Risk Factors--Social, Political and Economic Risks Associated with Foreign Operations and International Trade" and "--Backorders."

   In addition, the Company purchases packaging materials from multiple suppliers predominantly in the United States. No single supplier accounts for 10% or more of the Company's raw materials.

COMPETITION


   The Company is the largest manufacturer and marketer of cigars in the United States in terms of dollar sales and believes that it is the only participant in the cigar industry that is a major competitor in all subcategories of cigars at all price levels. The other three significant competitors in the cigar market in terms of market share, in order of size, are Swisher International Group Inc., General Cigar Co. Inc., currently a division of Culbro Corporation and Havatampa/Phillies Cigar Corporation, a privately held corporation. In addition, Tobacco Exporters International Limited (a subsidiary of Rothmans International) is a significant competitor in the little cigar market. The Company believes that its leading market position in the cigar industry is due to its strong, well-known brand names, broad range of product offerings within both the mass market and premium segments of the United States cigar market, commitment to and reputation for manufacturing quality cigars, marketing expertise, close attention to customer service, efficient manufacturing operations and an experienced management team. If and when normalization of relations between the United States and Cuba occurs, the entry of Cuban premium cigars into the United States market could increase competition in the Company's core premium cigar market.

   Through its Allied Tobacco Division in Richmond, Virginia, the Company competes in all areas of the U.S. pipe tobacco business including branded, private label and bulk tobacco. The Company believes it is the fourth largest manufacturer in the U.S. of pipe tobacco, in terms of dollar sales, and its largest competitors in order of size are Lane Limited, John Middleton Inc. and UST Inc.


THE TOBACCO INDUSTRY

 REGULATION

   Cigar manufacturers, like other producers of tobacco products, are subject to regulation in the United States at federal, state and local levels. Together with changing public attitudes towards smoking, a constant expansion of smoking regulations since the early 1970's has been a major cause of the overall decline in consumption of tobacco products. Moreover, the trend is toward increasing regulation of the tobacco industry.

   Federal law has required health warnings on cigarettes since 1965 and has recently required states, in order to receive full funding for federal substance abuse block grants, to establish a minimum age of 18 years for the sale of tobacco products together with an appropriate enforcement program. In recent years, a variety of bills relating to tobacco issues have been introduced in the Congress of the United States, including bills that would have (i) prohibited the advertising and promotion of all tobacco products and/or restricted or eliminated the deductibility of such advertising expenses; (ii) increased labeling requirements on tobacco products to include, among other things, addiction warnings and lists of additives and toxins; (iii) modified federal preemption of state laws to allow state courts to hold tobacco manufacturers liable under common law or state statutes; (iv) shifted regulatory control of tobacco products and advertisements from the FTC to the FDA; (v) increased tobacco excise taxes; and required tobacco companies to pay for health care costs incurred by the federal government in connection with tobacco related diseases. Hearings have been held on certain of these proposals; however, to date, none of such proposals have been passed by Congress. Future enactment of such proposals or similar bills may have an adverse effect on the sales or operations of the Company. In addition, various federal agencies have recently proposed to regulate the tobacco industry.

   In addition, the majority of states restrict or prohibit smoking in certain public places and restrict the sale of tobacco products to minors. Local legislative and regulatory bodies have also increasingly moved to curtail smoking by prohibiting smoking in certain buildings or areas or by requiring designated "smoking" areas. In a few states, legislation has been introduced, but has not yet passed, which would require all little cigars sold in those states to be "fire-safe" (i.e., cigars which extinguish themselves if not continuously smoked). Passage of this type of legislation could have a material adverse effect on the Company's little cigar sales because of the technological difficulties in complying with such legislation. The Company does not expect the passage of any such legislation to have a material adverse effect on the Company's business or results of operations taken as a whole. There is currently an effort by the U.S. Consumer Product Safety Commission to establish such standards for cigarettes. The enabling legislation, as originally proposed, included little cigars; however, little cigars were deleted due to the lack of information on fires caused by these products.


   Increased cigar consumption and the publicity such increase has received may increase the risk of additional regulation of tobacco products or of cigars. Consideration at both the federal and state level also has been given to the consequences of tobacco smoke on others who are not currently smoking (so called "second-hand" smoke). There can be no assurance that regulation relating to second-hand smoke will not be adopted or that such regulation or related litigation would not have a material adverse effect on the Company's results of operations or financial condition.


   Although federal law has required health warnings on cigarettes since 1965, there is no federal law requiring that cigars or pipe tobacco carry such warnings. However, California requires "clear and reasonable" warnings to consumers who are exposed to chemicals known to the state to cause cancer or reproductive toxicity, including tobacco smoke and several of its constituent chemicals. Violations of this law, known as Proposition 65, can result in a civil penalty not to exceed $2,500 per day for each violation. Although similar legislation has been introduced in other states, no action has been taken.

   During 1988, the Company and 25 manufacturers of tobacco products entered into a settlement of legal proceedings filed against them pursuant to Proposition 65. Under the terms of the settlement, the Company and such other defendants agreed to label retail packages or containers of cigars, pipe tobaccos and other smoking tobaccos other than cigarettes manufactured or imported for sale in California with a specified warning label. To guarantee compliance with the California requirements, to eliminate errors in distribution and to maintain the efficiencies of the manufacturing process, the Company and most of its competitors have begun using the label on all of their tobacco products shipped to customers in all states, except for a few premium cigar customers.

   Massachusetts recently enacted legislation requiring manufacturers of cigarettes, chewing tobacco and snuff to provide the state annually with a list of the additives (in descending order of weight) and the nicotine yield ratings of each brand they produce, which information will, subject to certain conditions, be made publicly available. In addition, various legislative proposals have been introduced in Massachusetts that would extend such reporting requirement to cigar manufacturers and that would require health warnings on cigars. Similar legislation has been introduced in other states.

   The U.S. Environmental Protection Agency (the "EPA") published a report in January 1993 with respect to the respiratory health effects of passive smoking, which concluded that widespread exposure to environmental tobacco smoke presents a serious and substantial public health concern. In June 1993, Philip Morris Companies Inc. and five other representatives of the tobacco manufacturing and distribution industries filed suit against the EPA seeking a declaration that the EPA does not have the statutory authority to regulate environmental tobacco smoke, and that, in view of the available scientific evidence and the EPA's failure to follow its own guidelines in making the determination, the EPA's final risk assessment was arbitrary and capricious. The court ruled in May 1995 that plaintiffs have standing to pursue this action. Whatever the outcome of this litigation, issuance of the report, which is based primarily on studies of passive cigarette smokers, may lead to further legislation designed to protect non-smokers.

   In February 1994, the FDA, in a letter to an anti-smoking group, claimed that it may be possible for the FDA to regulate cigarettes under the drug provisions of the Food, Drug, and Cosmetic Act (the "FDC Act"). The FDA's claim is based upon allegations that manufacturers may intend that their products contain nicotine to satisfy an alleged addiction on the part of some of their customers. The letter indicated that regulation of cigarettes under the FDC Act could ultimately result in the removal from the market of products containing nicotine at levels that cause or satisfy addiction. In March 1994, the FDA began investigating whether cigarettes should be regulated as a drug. In July 1995, the FDA announced that it has concluded for the first time that nicotine is a drug that should be regulated and proposed to regulate smokeless tobacco and cigarettes. The FDA recently adopted final regulations relating to the marketing, promotion and advertisement of smokeless tobacco and cigarettes. Although the FDA's definition of cigarettes originally included little cigars, little cigars were excluded from the final regulations. These regulations are currently being challenged in the United States District Court for the Eastern District of North Carolina and the United States District Court for the Southern District of New York. While the Company is unable to predict the effect of these regulations on its business, these and other regulations promulgated by the FDA in the future could have a material adverse effect on the operations of the Company.

 LITIGATION

   Historically, the cigar industry has not experienced material health-related litigation and, to date, the Company has not been the subject of any material health-related litigation. However, the cigarette and smokeless tobacco industries have experienced and are experiencing significant health-related litigation involving tobacco and health issues.

   Litigation against the cigarette industry has historically been brought by individual cigarette smokers. In 1992, the United States Supreme Court in Cippollone v. Liggett Group, Inc. ruled that federal legislation relating to cigarette labeling requirements preempts claims based on failure to warn consumers about the health hazards of cigarette smoking, but does not preempt claims based on express warranty, misrepresentation, fraud or conspiracy. To date, individual cigarette smokers' claims against the cigarette industry have been generally unsuccessful; however, on August 9, 1996, a Florida jury in Carter v. Brown & Williamson Tobacco Corporation determined that a cigarette manufacturer was negligent in the production and sale of its cigarettes and sold a product that was unreasonably dangerous and defective, awarding the plaintiffs a total of $750,000 in compensatory damages. The verdict is on appeal.

   Current tobacco litigation generally falls within one of three categories: class actions, individual actions (which have been filed mainly in the State of Florida), or actions brought by individual states or localities to recover Medicaid costs allegedly attributable to tobacco-related illnesses. The pending actions allege a broad range of injuries resulting from the use of tobacco products or exposure to tobacco smoke and seek various remedies, including compensatory and, in some cases, punitive damages together with certain types of equitable relief such as the establishment of medical monitoring funds and restitution. The major tobacco companies are vigorously defending these actions, including by challenging the authority of state attorneys general to bring Medicaid actions attributable to tobacco-related illnesses and, in some states, bringing preemptive lawsuits to enjoin the state attorneys general from instituting litigation.


   The recent increase in the sales of cigars and the publicity such increase has received may have the effect of increasing the probability of legal claims. Also, a recent study published in the journal Science reported that a chemical found in tobacco smoke has been found to cause genetic damage in lung cells that is identical to damage observed in many malignant tumors of the lung and, thereby, directly links lung cancer to smoking. This study could affect pending and future tobacco regulation or litigation.


   In May 1996, the Fifth Circuit Court of Appeals in Castano v. American Tobacco, et al. reversed a Louisiana district court's certification of a nationwide class consisting essentially of nicotine dependent cigarette smokers. Notwithstanding the dismissal, new class actions asserting claims similar to those in Castano have recently been filed in certain states. To date, two pending class actions against major cigarette manufacturers have been certified. The first case is limited to Florida citizens allegedly injured by their addiction to cigarettes; the other is limited to flight attendants allegedly injured through exposure to secondhand smoke.

   There can be no assurance that there will not be an increase in health-related litigation involving tobacco and health issues against the cigarette industry or similar litigation in the future against cigar manufacturers. The costs to the Company of defending prolonged litigation and any settlement or successful prosecution of any material health-related litigation against manufacturers of cigars, cigarettes or smokeless tobacco or suppliers to the tobacco industry could have a material adverse effect on the Company's business.

 EXCISE TAXES

   Cigars and pipe tobacco have long been subject to federal, state and local excise taxes, and such taxes have frequently been increased or proposed to be increased, in some cases significantly, to fund various legislative initiatives.

   From 1977 until December 31, 1990, cigars were subject to a federal excise tax of 8.5% of wholesale list price, capped at $20.00 per thousand cigars. Effective January 1, 1991, the federal excise tax rate on large cigars (weighing more than three pounds per thousand cigars) increased to 10.625%, capped at $25.00 per thousand cigars, and increased to 12.75%, capped at $30.00 per thousand cigars, effective January 1, 1993. However, the base on which the federal excise tax is calculated was lowered effective January 1, 1991 to the manufacturer's selling price, net of the federal excise tax and certain other exclusions. In addition, the federal excise tax on pipe tobacco increased from $0.45 per pound to $0.5625 per pound effective January 1, 1991. The excise tax on pipe tobacco increased effective January 1, 1993, to $0.675 per pound. The federal excise tax on little cigars (weighing less than three pounds per thousand cigars) increased from $0.75 per thousand cigars to $0.9375 per thousand cigars effective January 1, 1991. The excise tax on little cigars increased to $1.125 per thousand cigars effective January 1, 1993. The increase in the federal excise tax rate in 1991 and again in 1993 did not have a material adverse effect on the Company's product sales.

   In the past, there have been various proposals by the federal government to fund legislative initiatives through increases in federal excise taxes on tobacco products. In 1993, the Clinton Administration proposed a significant increase in excise taxes on cigars, pipe tobacco, cigarettes and other tobacco products to fund the Clinton Administration's health care reform program. The Company believes that the volume of cigars and pipe tobacco sold would have been dramatically reduced if excise taxes were enacted as originally proposed as part of the Clinton Administration's health care reform program. Future enactment of significant increases in excise taxes, such as those initially proposed by the Clinton Administration or other proposals not linked specifically to health care reform, would have a material adverse effect on the business of the Company. The Company is unable to predict the likelihood of the passage or the enactment of future increases in tobacco excise taxes.

   Tobacco products are also subject to certain state and local taxes. Deficit concerns at the state level continue to exert pressure to increase tobacco taxes. Since 1964, the number of states that tax cigars has risen from six to forty-one. Since 1988, the following eleven states have enacted excise taxes on cigars, where no prior tax had been in effect: California, Connecticut, New Jersey, New York, North Carolina, Ohio, South Dakota, Rhode Island, Illinois, Missouri and Michigan. State excise taxes generally range from 2% to 75% of the wholesale purchase price. In addition, the following nine states have increased existing taxes on large cigars since 1988:
Arizona, Arkansas, Idaho, Iowa, Maine, New York, North Dakota, Vermont and Washington. The following five states tax little cigars at the same rates as cigarettes: California, Connecticut, Iowa, Oregon and Tennessee. Except for Tennessee, all of these states have increased their cigarette taxes since 1988.

   State cigar excise taxes are not subject to caps similar to the federal cigar excise tax. From time to time, the imposition of state and local taxes has had some impact on sales regionally. The enactment of new state excise taxes and the increase in existing state excise taxes are likely to have an adverse effect on regional sales as cigar consumption generally declines, which in turn is likely to have an adverse effect on the Company's results of operations. The Company is unable to predict the materiality or likelihood of the enactment of new state excise taxes or the increase in existing state excise taxes and, therefore, is unable to predict the extent of any adverse effect on the Company's business or results of operations that may result from the imposition of such taxes.

EMPLOYEES

   The Company employs approximately 4,800 persons. The Company believes that its relations with its employees are satisfactory. Union contracts, expiring at various dates, cover salesmen in New York and hourly employees in McAdoo, Pennsylvania and Richmond, Virginia. The McAdoo agreement with the Teamsters Local 401 expires in December 1998 and the Richmond agreement with the Warehouse Employees Local 322 expires in January 1999. The Company has experienced no work stoppages due to labor problems in the last ten years.

PROPERTIES

   As of December 31, 1996, the principal properties owned or leased by the Company for use in its business included:


                                                                                 APPROXIMATE
                                                                     OWNED OR    FLOOR SPACE
LOCATION                       PRINCIPAL USE                          LEASED      (SQ. FT.)
-----------------------------  ----------------------------------  ----------  -------------
McAdoo, Pennsylvania           Mass market cigar manufacturing and     Owned       369,000
                               distribution
Cayey, Puerto Rico             Mass market cigar manufacturing         Owned       280,000
La Romana, Dominican Republic  Premium cigar manufacturing            Leased       170,000
Comerio, Puerto Rico           Tobacco processing                      Owned       151,000
Richmond, Virginia             Pipe tobacco manufacturing and         Leased        90,000
                               premium cigar distribution
Danli, Honduras                Premium cigar manufacturing             Owned        45,000
Maypen, Jamaica                Premium cigar manufacturing             Owned        25,000
Fort Lauderdale, Florida       Administrative office                  Leased        19,000


   The Company believes that its existing and planned manufacturing facilities and distribution centers are adequate for the current level of the Company's operations. The Company believes that additional facilities, if necessary, would be readily available on a timely basis on commercially reasonable terms. For 1997, the Company is expanding its existing manufacturing facilities in the Dominican Republic and Honduras and acquiring additional manufacturing equipment for a total expected cost of approximately $4 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

   Further, the Company believes that the leased space that houses its existing manufacturing and distribution facilities is not unique and could be readily replaced, if necessary, at the end of the terms of its existing leases on commercially reasonable terms. The Company's leases have expiration dates ranging from 1999 to 2000, many of which are renewable at the option of the Company.

   All of the principal properties owned by the Company are subject to first priority liens granted in favor of the lenders under the Credit Agreement. See "Description of Certain Indebtedness--Credit Agreement."

   The Company has excess capacity in all of its cigar and pipe tobacco plants. The Company's ability to take advantage of such excess capacity by increasing shift operations and the production of premium and mass market cigars may be limited by the availability of trained laborers and shortages in the supply of tobacco. See "--Backorders."

   The Company believes that its facilities are well maintained and in substantial compliance with environmental laws and regulations.

LEGAL PROCEEDINGS

   The Company is a party to lawsuits incidental to its business. The Company believes that the outcome of such pending legal proceedings in the aggregate will not have a material adverse effect on the Company's consolidated financial position. The Company carries general liability insurance but has no health hazard policy, which, to the best of the Company's knowledge, is consistent with industry practice. There can be no assurance, however, that the Company will not experience material health-related litigation in the future.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

 THE COMPANY


   The following table sets forth certain information (ages as of February 28, 1997) concerning the Directors and executive officers of the Company. All Directors serve terms of one year or until the election of their respective successors.



 NAME                          AGE  POSITION
---------------------------  -----  ------------------------------------------------------
Ronald O. Perelman .........   54   Chairman of the Board of Directors and a Director
Howard Gittis ..............   63   Vice Chairman of the Board of Directors and a Director
Donald G. Drapkin ..........   48   Director
Theo W. Folz ...............   53   President, Chief Executive Officer and a Director
Lee A. Iacocca .............   72   Director
Robert Sargent Shriver III     42   Director
Barry F. Schwartz ..........   47   Executive Vice President and General Counsel
Gary R. Ellis ..............   43   Senior Vice President, Chief Financial Officer and
                                    Treasurer
James M. Parnofiello .......   48   Vice President and Controller


 CONSOLIDATED CIGAR


   The following table sets forth certain information (ages as of February 28, 1997) concerning the Directors and executive officers of Consolidated Cigar. All Directors serve terms of one year or until the election of their respective successors.



 NAME                      AGE  POSITION
-----------------------  -----  ------------------------------------------------------
Ronald O. Perelman  ....   54   Chairman of the Board of Directors and a Director
Howard Gittis ..........   63   Vice Chairman of the Board of Directors and a Director
Donald G. Drapkin ......   48   Director
Theo W. Folz ...........   53   President, Chief Executive Officer and a Director
Richard L. DiMeola  ....   62   Executive Vice President and Chief Operating Officer
Gary R. Ellis ..........   43   Senior Vice President and Chief Financial Officer,
                                Secretary and Treasurer
James L. Colucci .......   50   Senior Vice President -- Sales and Marketing
George F. Gershel, Jr.     66   Senior Vice President -- Tobacco
Denis F. McQuillen  ....   51   Senior Vice President -- Manufacturing
James M. Parnofiello  ..   48   Vice President and Controller



   Mr. Perelman has been Chairman of the Board and a Director of the Company and Consolidated Cigar since 1993. Mr. Perelman has been Chairman of the Board and Chief Executive Officer of Mafco Holdings and MacAndrews & Forbes Holdings Inc. ("MacAndrews & Forbes Holdings" and, together with Mafco Holdings, "MacAndrews & Forbes") and various of its affiliates since 1980. Mr. Perelman also is Chairman of the Board of Andrews Group Incorporated ("Andrews Group"), Mafco Consolidated Group, Meridian Sports Incorporated ("Meridian Sports"), Power Control Technologies Inc. ("PCT") and Toy Biz, Inc. ("Toy Biz") and is the Chairman of the Executive Committee of the Boards of Directors of Marvel Entertainment Group, Inc. ("Marvel"), Revlon Consumer Products Corporation ("Revlon Products") and Revlon, Inc. ("Revlon"). Mr. Perelman is a Director of the following corporations which file reports pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"): Andrews Group, California Federal Bank, a Federal Savings Bank ("California Federal"), The Coleman Company, Inc. ("Coleman"), Coleman Holdings Inc. ("Coleman Holdings"), Coleman Worldwide Corporation ("Coleman Worldwide"), First Nationwide Holdings, Inc. ("First Nationwide"), First Nationwide (Parent) Holdings Inc. ("First Nationwide Parent"), Mafco Consolidated Group, Marvel, Marvel Holdings Inc. ("Marvel Hold-ings"), Marvel (Parent) Holdings Inc. ("Marvel Parent"), Marvel III Holdings Inc. ("Marvel III"), Meridian Sports, PCT, Pneumo Abex Corporation ("Pneumo Abex"), successor by merger to Mafco Worldwide Corporation ("Mafco Worldwide"), Revlon, Revlon Products, Revlon Worldwide Corporation ("Revlon Worldwide") and Toy Biz. (On December 27, 1996, Marvel Holdings, Marvel Parent, Marvel III and Marvel and several of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code.)

   Mr. Gittis has been a Director of the Company and Consolidated Cigar since 1993 and Vice Chairman of the Board of Directors of the Company and Consolidated Cigar since July 1996. Mr. Gittis has been Vice Chairman and a Director of MacAndrews & Forbes and various of its affiliates since 1985. Mr. Gittis is a Director of the following corporations which file reports pursuant to the Exchange Act: Andrews Group, California Federal, First Nationwide, First Nationwide Parent, Jones Apparel Group, Inc., Loral Space & Communications Ltd., Mafco Consolidated Group, PCT, Pneumo Abex, Revlon, Revlon Products, Revlon Worldwide and Rutherford-Moran Oil Corporation.


   Mr. Drapkin has been a Director of the Company and Consolidated Cigar since August 1996. Mr. Drapkin has been Vice Chairman and a Director of MacAndrews & Forbes Holdings and various of its affiliates since March 1987. Mr. Drapkin was a partner in the law firm of Skadden, Arps, Slate, Meagher & Flom LLP for more than five years prior to March 1987. Mr. Drapkin is a Director of the following corporations which file reports pursuant to the Exchange Act: Algos Pharmaceutical Corporation, Andrews Group, Coleman, Coleman Holdings, Coleman Worldwide, Marvel, Marvel Holdings, Marvel Parent, Marvel III, Revlon, Revlon Products, Revlon Worldwide, Toy Biz and VIMRx Pharmaceuticals Inc. (On December 27, 1996, Marvel Holdings, Marvel Parent, Marvel III and Marvel and several of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code.)


   Mr. Folz has been President, Chief Executive Officer and a Director of the Company and Consolidated Cigar since June 1996 and August 1984, respectively. Mr. Folz has been a Director and President and Chief Executive Officer of the Tobacco Products Group of Mafco Consolidated Group since June 1995 and Vice Chairman, Director and Chief Executive Officer of Pneumo Abex, successor by merger to Mafco Worldwide, since January 1995. Mr. Folz is a Director of PCT, which files reports pursuant to the Exchange Act.


   Mr. Iacocca has been a director of the Company since October 1996. Mr. Iacocca was elected a Director and President of Chrysler Corporation in November 1978 and served as Chairman of the Board from September 1979 until his retirement in December 1992. Mr. Iacocca was employed by Ford Motor Company from 1946 to October 1978. After serving in various field and executive positions, he was elected a Director of Ford Motor Company in 1965 and President in 1970 and served in those capacities until October 1978. Mr. Iacocca is Chairman Emeritus of the Statue of Liberty/Ellis Island Foundation, Inc., Chairman of the Committee for Corporate Support for the Joslin Diabetes Foundation and founder and Chairman of the Advisory Board of the Iacocca Institute of Lehigh University.

   Mr. Shriver has been a Director of the Company since January 1997. Mr. Shriver is President of RSS Inc. and was President of Special Olympic Productions, Inc. for more than five years prior thereto. Mr. Shriver also is a Director of MK Gold Company, which files reports pursuant to the Exchange Act.


   Mr. Schwartz has been Executive Vice President and General Counsel of the Company since January 1993. He has been Executive Vice President and General Counsel of MacAndrews & Forbes and various of its affiliates since 1993. Mr. Schwartz was Senior Vice President of MacAndrews & Forbes from 1989 to 1993. (On December 27, 1996, Marvel Holdings, Marvel Parent and Marvel III and several of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code.)

   Mr. Ellis has been Senior Vice President, Chief Financial Officer and Treasurer of the Company since June 1996 and Senior Vice President, Chief Financial Officer, Secretary and Treasurer of Consolidated Cigar since November 1988. Mr. Ellis has been Senior Vice President and Chief Financial

Officer of the Tobacco Products Group of Mafco Consolidated Group since June 1995. From 1987 to 1988 Mr. Ellis was the Executive Vice President, Chief Financial Officer and Treasurer of Brooks Drug, Inc. and from 1985 to 1987 he was the Vice President and Controller of MacAndrews & Forbes Holdings.

   Mr. Parnofiello has been Vice President and Controller of the Company since June 1996. Mr. Parnofiello has been Vice President of Consolidated Cigar since January 1996 and Controller of Consolidated Cigar since September 1989. Mr. Parnofiello was Assistant Controller of Consolidated Cigar from March 1989 to September 1989.

   Mr. DiMeola has been Executive Vice President and Chief Operating Officer of Consolidated Cigar since November 1988. Mr. DiMeola joined Consolidated Cigar in January 1985 as President of the Premium Products Division.

   Mr. Colucci has been Senior Vice President of Sales and Marketing of Consolidated Cigar since November 1988. Mr. Colucci was Vice President of Sales and Marketing of Consolidated Cigar from 1985 to 1988. From 1982 to 1985, Mr. Colucci was Senior Vice President and General Manager of Design Wire, Inc. (a company selling wire racks to supermarkets). Prior to 1985, for eight years, Mr. Colucci held various sales and marketing positions with Consolidated Cigar.

   Mr. Gershel has been Senior Vice President--Tobacco of Consolidated Cigar since June 1977. Mr. Gershel joined Consolidated Cigar in 1961.

   Mr. McQuillen has been Senior Vice President of Manufacturing of Consolidated Cigar since December 1985. Mr. McQuillen joined Consolidated Cigar in 1981.

COMMITTEES OF THE BOARD OF DIRECTORS


   The Company has established an Executive Committee consisting of Messrs. Perelman, Gittis and Folz, a Compensation Committee consisting of Messrs. Gittis and Drapkin and an Audit Committee consisting of Mr. Shriver.


   The Executive Committee has all powers and rights necessary to exercise the full authority of the Board of Directors in the management of the business and affairs of the Company when necessary in between meetings of the Board of Directors.

   The Compensation Committee has the responsibility of reviewing the performance of the executive officers of the Company and recommending to the Board of Directors of the Company annual salary and bonus amounts for all officers of the Company. The Compensation Committee shall consist of at least two Directors who are "outside directors" within the meaning of Section 162(m) of the Code.


   The Audit Committee has the responsibility of reviewing and supervising the financial controls of the Company. The Audit Committee's responsibilities include (i) making recommendations to the Board of Directors of the Company with respect to the Company's financial statements and the appointment of independent auditors, (ii) reviewing significant audit and accounting policies and practices of the Company, (iii) meeting with the Company's independent public accountants concerning, among other things, the scope of audits and reports and (iv) reviewing the performance of overall accounting and financial controls of the Company.


COMPENSATION OF DIRECTORS

   Directors who do not receive compensation as officers or employees of the Company or any of its affiliates will be paid an annual retainer fee of $25,000 and a fee of $1,000 for each meeting of the Board of Directors or any committee thereof they attend, plus reasonable out-of-pocket expenses.


   In connection with the IPO, the Company granted options to purchase shares of Class A Common Stock to Mr. Perelman in his capacity as Chairman of the Board of Directors. See "Certain Relationships and Related Transactions-- Relationship with Mafco Consolidated Group and Mafco Holdings."


EXECUTIVE COMPENSATION

   The Company, as a holding company with no business operations of its own, conducts its business through Consolidated Cigar. The executive officers of the Company receive no compensation for their services to the Company. Accordingly, the following table presents certain information concerning compensation paid or accrued for services rendered to Consolidated Cigar in all capacities during the three years ended December 31, 1996 for the Chief Executive Officer and the four other most highly compensated executive officers of Consolidated Cigar whose total annual salary and bonus in the last fiscal year exceeded $100,000 (collectively, the "Named Executive Officers").


                          SUMMARY COMPENSATION TABLE


                                                    ANNUAL COMPENSATION
                                                 ------------------------    OTHER ANNUAL      ALL OTHER
                                           YEAR     SALARY       BONUS       COMPENSATION   COMPENSATION(a)
                                         ------  ----------  ------------  --------------  ---------------
Theo W. Folz
 President and Chief Executive Officer     1996    $770,000    $1,155,000     $51,243(b)        $3,000
                                           1995     700,000       700,000            --          3,000
                                           1994     675,000       400,000            --          3,000
Richard L. DiMeola
 Executive Vice President and Chief
 Operating Officer .....................   1996    $275,000    $  412,500            --         $3,000
                                           1995     260,000       260,000            --          3,000
                                           1994     245,000       120,000            --          3,000
Gary R. Ellis
 Senior Vice President, Chief Financial
 Officer, Secretary and Treasurer  .....   1996    $217,500    $  326,250            --         $3,000
                                           1995     200,000       200,000            --          3,000
                                           1994     185,000       100,000            --          3,000
James L. Colucci
 Senior Vice President of Sales and
 Marketing .............................   1996    $217,500    $  326,250            --         $3,000
                                           1995     200,000       200,000            --          3,000
                                           1994     185,000       100,000            --          3,000
George F. Gershel, Jr.
 Senior Vice President Tobacco .........   1996    $247,500    $  297,000            --         $3,000
                                           1995     230,000       170,000            --          3,000
                                           1994     214,000        75,000            --          3,000


------------


   (a) Represents the Company's contribution to the employee's account under Consolidated Cigar's 401(k) plan.

   (b) Represents perquisites and other personal benefits, which, in total, are valued in excess of $50,000 of which $39,046 was related to the personal use of a company automobile.

   The following table provides information on stock option grants during 1996 to each of the Named Executive Officers.


                    OPTION/SAR GRANTS IN LAST FISCAL YEAR



                                              INDIVIDUAL GRANTS
                         ---------------------------------------------------------
                           NUMBER OF      % OF TOTAL
                           SECURITIES      OPTIONS
                           UNDERLYING     GRANTED TO     EXERCISE OR                   GRANT DATE
                            OPTIONS      EMPLOYEES IN    BASE PRICE     EXPIRATION       PRESENT
          NAME             GRANTED(1)    FISCAL YEAR     (PER SHARE)       DATE         VALUE(2)
-----------------------  ------------  --------------  -------------  ------------  ---------------
Theo W. Folz ...........    250,000          20.2%         $23.00        8/15/06       $4,203,000
Richard L. DiMeola  ....     55,000           4.4%          23.00        8/15/06          924,550
Gary R. Ellis ..........     50,000           4.0%          23.00        8/15/06          840,500
James L. Colucci .......     50,000           4.0%          23.00        8/15/06          840,500
George F. Gershel, Jr.       50,000           4.0%          23.00        8/15/06          840,500


------------


   (1) All options were granted on August 15, 1996 at an exercise price equal to $23.00 per share. The options vest one third each year beginning on the first anniversary of the date of grant and become 100% vested on the third anniversary of the date of grant.

   (2) The present value of the options are based on the Black-Scholes option pricing model using the following assumptions: (i) stock price volatility of 90%, (ii) a risk-free rate of 6.13%, (iii) a dividend yield of 0%, (iv) an exercise price equal to the fair market value of the Common Stock on the date of grant, (v) an expected life of 5 years and (vi) no discounts for forfeiture or nontransferability.

   The following table presents the value at December 31, 1996 of unexercised in-the-money options held by each of the Named Executive Officers.

         AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR-END AND
                        FISCAL YEAR-END OPTION VALUES



                                                        NUMBER OF
                                                        SECURITIES       VALUE OF
                                                        UNDERLYING     UNEXERCISED
                                                       UNEXERCISED     IN-THE-MONEY
                                                        OPTIONS AT      OPTIONS AT
                            NUMBER OF                     FY-END         FY-END*
                         SHARES ACQUIRED    VALUE    EXERCISABLE(E)/ EXERCISABLE(E)/
          NAME             ON EXERCISE     REALIZED UNEXERCISABLE(U) UNEXERCISABLE(U)
----------------------  ---------------  ----------  --------------  --------------
Theo W. Folz ..........         0             $0               0(E)      $      0(E)
                                                         250,000(U)       437,500(U)
Richard L. DiMeola  ...         0              0               0(E)             0(E)
                                                          55,000(U)        96,250(U)
Gary R. Ellis .........         0              0               0(E)             0(E)
                                                          50,000(U)        87,500(U)
James L. Colucci ......         0              0               0(E)             0(E)
                                                          50,000(U)        87,500(U)
George F. Gershel, Jr.          0              0               0(E)             0(E)
                                                          50,000(U)        87,500(U)



------------

   * Based on the closing price of Class A Common Stock on the NYSE on December 31, 1996 of $24 3/4 per share.

EMPLOYMENT AGREEMENTS


   Mafco Consolidated Group entered into an employment agreement (the "MCG Employment Agreement") with Mr. Folz with respect to an employment term commencing on July 1, 1995 and ending on December 31, 1998 unless sooner terminated by Mr. Folz's death, disability, gross neglect or willful misconduct (in which case Mafco Consolidated Group may terminate Mr. Folz's employment immediately upon written notice), or breach by Mafco Consolidated Group of the agreement. In the event of Mr. Folz's death or disability, a pro-rated performance bonus and 60% of his base compensation is to be paid to Mr. Folz or his beneficiaries, as the case may be, for the longer of the remaining term of the agreement or twelve months. In the event that Mafco Consolidated Group breaches the MCG Employment Agreement, Mr. Folz is entitled to terminate his employment under the agreement; in that event, a pro-rated performance bonus and the remaining base compensation specified in the agreement is to be paid to Mr. Folz offset by any other compensation Mr. Folz receives during this period, and Mr. Folz is entitled to group life, health and pension plan coverage, for the remaining term of the agreement or, if longer and if no non-renewal notice has been given by Consolidated Cigar prior to that time, twelve months. Until August 1, 1996, Mr. Folz served the Company and Consolidated Cigar pursuant to the MCG Employment Agreement. The MCG Employment Agreement also provides for a performance bonus under the Tobacco Products Group Performance Bonus Plan based on achievement of certain EBITDA targets. As of August 1, 1996, for the services to be rendered by Mr. Folz to the Company and Consolidated Cigar, Consolidated Cigar has assumed the obligations of Mafco Consolidated Group under the MCG Employment Agreement with respect to a portion of the base salary and employee benefits to be provided to Mr. Folz under the MCG Employment Agreement and, simultaneously therewith, has entered into a new employment agreement with Mr. Folz memorializing such assumption and expiring on December 31, 1999. After December 31, 1998, Consolidated Cigar may give notice of non-renewal, in which case the term of the agreement will be extended for a period of twelve months following such notice. From and after January 1, 2000, the term will be automatically extended day-by-day until Consolidated Cigar gives notice of non-renewal, in which case the term will be extended for a period of twelve months. Consolidated Cigar has assumed 70% of the obligations of Mafco Consolidated Group under the MCG Employment Agreement with respect to any payments or benefits payable upon Mr. Folz's severance, death or disability. The employment agreement provides for an initial annual base salary of $770,000. In addition, subject to approval by stockholders, Mr. Folz is eligible to receive annual performance bonus payments, subject to an annual maximum of $2 million, based on achievement by Consolidated Cigar of certain EBITDA targets, which bonus payments shall be made pursuant to the Consolidated Cigar Performance Bonus Plan, as set forth in his employment agreement. See "--Consolidated Cigar Performance Bonus Plan."

   On August 1, 1996, Consolidated Cigar entered into an employment agreement with each of Messrs. DiMeola, Ellis, Colucci and Gershel, each of which expires on December 31, 1999, unless sooner terminated by the employee's death, disability (in which case Consolidated Cigar may elect to terminate the employment agreement), gross neglect or willful misconduct (in which case Consolidated Cigar may terminate the employment agreement immediately upon written notice), the employee's willful and material failure to perform his contractual obligations or by Consolidated Cigar's material breach of the agreement. After December 31, 1998, Consolidated Cigar may give notice of non-renewal, in which case the term of the agreement will be extended for a period of twelve months following such notice. From and after January 1, 2000, the term will be automatically extended day-by-day until Consolidated Cigar gives notice of non-renewal, in which case the term will be extended for a period of twelve months. In the event of Consolidated Cigar's breach, the employee is entitled to terminate the employment agreement; in that event, base salary, performance bonuses and benefits are to be paid to the employee for the remaining term of the employment agreement or, if longer and if no non-renewal notice has been given by Consolidated Cigar prior to that time, twelve months, offset by any other compensation the employee receives during this period. The employment agreements provide for initial annual base salaries of $275,000 for Mr. DiMeola, $217,500 for each of Messrs. Ellis and Colucci and $247,500 for Mr. Gershel. The employment agreements also provide, subject to approval by stockholders, for annual performance bonus payments, subject to an annual maximum of $1 million, based on achievement by Consolidated Cigar of certain EBITDA targets, which bonus payments shall be made pursuant to the Consolidated Cigar Performance Bonus Plan, as set forth in the employment agreements.

CONSOLIDATED CIGAR PERFORMANCE BONUS PLAN

   Consolidated Cigar has entered into employment agreements with certain employees, including Messrs. Folz, DiMeola, Ellis, Colucci and Gershel, each of which provides, among other things, for payment of performance bonuses (the "Consolidated Cigar Performance Bonus Plan"), subject to stockholder approval. Compensation payable under the Consolidated Cigar Performance Bonus Plan is intended to qualify as "performance based compensation" under Section 162(m) of the Code. Under the Consolidated Cigar Performance Bonus Plan, the participants are eligible to receive annual performance bonus cash awards based on achievement of EBITDA targets established by the Compensation Committee and set forth in their respective employment agreements with respect to each calendar year. The payments under the Consolidated Cigar Performance Bonus Plan to any one individual during any calendar year may not exceed $2 million for the Chief Executive Officer and $1 million for each of the other participants.


DEFINED BENEFIT PLAN


   Domestic (United States) salaried employees of Consolidated Cigar are eligible to participate in the Consolidated Cigar Domestic Salaried Employees' Defined Benefit Plan, a defined benefit pension plan (the "Plan"), which, effective as of the end of 1995, was merged into a defined benefit pension plan sponsored by a subsidiary of Mafco Consolidated Group. The merger of the Plan did not change the level of pension benefits provided to Consolidated Cigar employees. Plan benefits are a factor of service (up to a maximum of 33 years) with Consolidated Cigar and "Average Final Compensation" (average monthly compensation during the 60 consecutive months in which compensation was highest in the ten years prior to termination of employment). Compensation includes total wages, overtime, bonuses and 401(k) salary deferrals, and excludes fringe benefits and employer contributions to other deferred compensation plans. Benefits in the Plan are reduced by (i) any annuity purchased under the Gulf Western Consumer Products Salaried Employees Retirement Plan (the "Gulf & Western Plan") as of March 8, 1983 and
(ii) the actuarial equivalent of any Consolidated Cigar-provided benefits received under Consolidated Cigar's 401(k) plan.


   Consolidated Cigar established a benefit restoration plan effective January 1, 1994 (the "BRP") which was designed to restore retirement benefits to those employees whose eligible pension earnings were limited to $150,000 under regulations recently enacted by the Internal Revenue Service. The BRP is not funded and all other vesting and payment rules follow the Plan.

   Beginning in 1996, the annual payment under the Plan and BRP, expressed as a straight life annuity, before adjustment for social security beginning at age 65 and before reduction for benefits payable under the Gulf & Western Plan or the Company's 401(k) plan, are as follows:

                                        YEARS OF SERVICE
                --------------------------------------------------------------
 REMUNERATION       5         10        15         20         25         35
                --------  --------  ---------  ---------  ---------  ---------
    $ 50,000     $ 3,788   $ 7,575   $ 11,363   $ 15,150   $ 18,938   $ 25,000
      75,000       5,681    11,363     17,044     22,725     28,406     37,500
     100,000       7,575    15,150     22,725     30,300     37,875     50,000
     125,000       9,469    18,938     28,406     37,875     47,344     62,500
     150,000      11,363    22,725     34,088     45,450     56,813     75,000
     175,000      13,256    26,513     39,769     53,025     66,281     87,500
     200,000      15,150    30,300     45,450     60,600     75,750    100,000
     225,000      17,044    34,088     51,131     68,175     85,219    112,500
     250,000      18,938    37,875     56,813     75,750     94,688    125,000
     300,000      22,725    45,450     68,175     90,900    113,625    150,000
     400,000      30,300    60,600     90,900    121,200    151,500    200,000
     450,000      34,088    68,175    102,263    136,350    170,438    225,000
     500,000      37,875    75,750    113,625    151,500    189,375    250,000

   Benefits under the Plan are subject to the maximum limitations imposed by federal law on pension benefits. The annual limitation in 1996 was $120,000 or $10,000 per month, based on a maximum annual compensation of $150,000. The maximum annual remuneration considered for purposes of the BRP was $500,000 in 1996.

   As of December 31, 1996, the credited years of service under the Plan were 13 years for Mr. Folz, 12 years for Mr. DiMeola, eight years for Mr. Ellis, 20 years for Mr. Colucci and 36 years for Mr. Gershel.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


   The Company and Consolidated Cigar did not have a Compensation Committee prior to the IPO. Officers' compensation prior to the IPO was determined by the Compensation Committee of Mafco Consolidated Group, comprised of Mr. Howard Gittis, Ms. Jewel S. Lafontant-Mankarious and Mr. Robert Sargent Shriver III. Following the IPO, the Compensation Committee of the Company was comprised of Messrs. Gittis and Drapkin.

               SECURITY OWNERSHIP OF CERTAIN BENEFICIAL HOLDERS


   The following table sets forth, as of February 14, 1997, adjusted to give effect to the Offerings (and assuming no exercise of the Underwriters' over-allotment options), the total number of shares of Common Stock beneficially owned, and the percent so owned, by (i) each Director of the Company, (ii) each Named Executive Officer, (iii) each person known to the Company to be the beneficial owner of more than 5% of any class of outstanding Common Stock, (iv) the Selling Stockholder and (v) all directors and executive officers as a group.



                                               CLASS A COMMON STOCK          CLASS B COMMON STOCK
                                          ----------------------------  ----------------------------
                                             NUMBER OF                     NUMBER OF
                                               SHARES                        SHARES                      PERCENT OF
NAME AND ADDRESS                            BENEFICIALLY    PERCENT OF    BENEFICIALLY    PERCENT OF    TOTAL VOTING
OF BENEFICIAL OWNER                           OWNED(1)        CLASS          OWNED          CLASS          POWER
----------------------------------------  --------------  ------------  --------------  ------------  --------------
Ronald O. Perelman(2)...................     19,600,000        63.9%       19,600,000        100%           94.7%
 35 East 62nd Street
 New York, New York 10021
Morgan Stanley Group Inc. ..............        719,600         6.5%(3)            --         --              *
 1585 Broadway
 New York, New York 10036
T. Rowe Price Associates, Inc...........        646,400         5.8%(3)            --         --              *
 100 E. Pratt Street
 Baltimore, Maryland 21202
Howard Gittis...........................          5,000          *                 --         --              *
Donald G. Drapkin(4)....................          6,000          *                 --         --              *
Theo W. Folz............................         50,000          *                 --         --              *
Robert Sargent Shriver III..............         15,000          *                 --         --              *
Barry F. Schwartz.......................          3,000          *                 --         --              *
Gary R. Ellis...........................          4,000          *                 --         --              *
Richard L. DiMeola .....................         10,000          *                 --         --              *
James L. Colucci .......................          3,000          *                 --         --              *
George F. Gershel, Jr. .................          1,000          *                 --         --              *
All Directors and executive officers as
 a group (12 persons)(5)................     19,698,000        64.2%       19,600,000        100%           94.7%


------------

    *  Less than 1%.

   (1) Shares of Class A Common Stock issuable upon conversion of Class B Common Stock owned by Mafco Consolidated Group are deemed to be outstanding for purposes of computing the percentage ownership of Mr. Perelman through Mafco Consolidated Group, but are not deemed to be outstanding for the purposes of computing the percentage ownership of any other person shown in the table.

   (2) Represents shares of Class A Common Stock issuable upon the conversion of Class B Common Stock owned by Mafco Consolidated Group. Mafco Holdings currently indirectly owns approximately 85% of the outstanding shares of common stock of Mafco Consolidated Group. Mafco Holdings is wholly owned by Mr. Perelman. All of the shares of common stock of Mafco Consolidated Group owned by Mafco Holdings are, and shares of intermediate holding companies are or may from time to time be, pledged to secure obligations of Mafco Holdings or its affiliates.


   (3) Reflects the percentage of shares of Class A Common Stock beneficially owned by such person. In each case, such person beneficially owns less than 3% of the outstanding Common Stock and less than 1% of the combined voting power of the outstanding Common Stock.

   (4) Represents shares held in trust for the benefit of Mr. Drapkin's children for which Mr. Drapkin disclaims beneficial ownership.

   (5) Mr. Iacocca, who is a Director of the Company, does not beneficially own any shares of Common Stock.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

RELATIONSHIP WITH MAFCO CONSOLIDATED GROUP AND MAFCO HOLDINGS

   As a result of Mafco Consolidated Group's stock ownership, the Company's Board of Directors is, and is expected to continue to be, comprised entirely of designees of Mafco Consolidated Group, and Mafco Consolidated Group is, and is expected to continue to be, able to direct and control the policies of the Company and its subsidiaries, including with respect to mergers, sales of assets and similar transactions.


   Mafco Consolidated Group is 85% owned through Mafco Holdings by Ronald O. Perelman, who is Chairman of the Board of Directors of the Company. Mafco Holdings is a diversified holding company with interests in several industries. Through its 80% ownership of the Company, Mafco Holdings is engaged in the manufacture and distribution of cigars and pipe tobacco and, through its 36% ownership, on a fully diluted basis, of PCT, Mafco Holdings is engaged in the processing of licorice and other flavors. Mafco Holdings is engaged in the cosmetics and skin care, fragrance and personal care products business through its 83% ownership of Revlon. Mafco Holdings owns 83% of Coleman, which is engaged in the manufacture and marketing of recreational outdoor products, portable generators, power-washing equipment, spas and hot tubs and 65% of Meridian Sports, a manufacturer and marketer of specialized boats and water sports equipment. Marvel, a youth entertainment company, is 80% owned by Mafco Holdings. Mafco Holdings is also engaged in the financial services business through its 80% ownership of First Nationwide. The principal executive offices of Mafco Holdings are located at 35 East 62nd Street, New York, New York 10021.


   The Company is insured under policies maintained by Mafco Holdings, and the Company reimburses Mafco Holdings for the portion of the cost of such policies attributable to the Company. Management of the Company believes that such cost is lower than would be incurred were such entities to be separately insured. In addition, the Company reimburses Mafco Holdings for the Company's allocable portion of certain costs such as legal, accounting and other professional fees and other services and related expenses.


   In connection with the IPO, the Company granted options to purchase 500,000 shares of Class A Common Stock to Mr. Perelman as compensation for services rendered and to be rendered to the Company by Mr. Perelman in his capacity as Chairman of the Board of Directors. Such options were granted pursuant to the Stock Plan at an exercise price equal to $23.00 per share. The options vest one third each year beginning on the first anniversary of the date of grant.


TAX SHARING AGREEMENT


   The Company, Consolidated Cigar and Mafco Consolidated Group have been, for federal income tax purposes, members of an affiliated group of corporations of which Mafco Holdings is the common parent (the "Tax Group"). As a result of such affiliation, the Company, Consolidated Cigar, and Mafco Consolidated Group have been included in the consolidated federal income tax returns and, to the extent permitted by applicable law, included in combined state or local income tax returns filed on behalf of the Tax Group. Pursuant to a tax sharing agreement among the Company, Consolidated Cigar, and Mafco Consolidated Group and a tax sharing agreement between Mafco Consolidated Group and Mafco Holdings (collectively, the "Tax Sharing Agreements"), the Company has been required to pay to Mafco Consolidated Group with respect to each taxable year an amount equal to the consolidated federal, state and local income taxes that would have been incurred by the Company had it not been included in the consolidated federal and any combined state or local income tax returns filed by the Tax Group. The net amounts paid by Consolidated Cigar, through the Company, during the years ended December 31, 1994, 1995 and 1996 were approximately $0.4 million, $0.4 million and $9.8 million, respectively.


   Upon completion of the Offerings, the Company will no longer be included in the Tax Group's consolidated tax returns and will, instead, file its own tax returns and pay its own taxes on a separate company basis. The Company has Pre-Acquisition net operating losses of approximately $15 million which, pursuant to the Tax Sharing Agreements, were not available to the Company to offset taxable income generated in the Post-Acquisition period. Upon completion of the Offerings, the Pre-Acquisition net operating losses that were previously restricted, pursuant to the Tax Sharing Agreements, will be available to the extent that the loss carryforwards are not utilized in a Mafco Holding's consolidated tax return. Since these losses relate to the Pre-Acquisition period, a deferred tax asset will be recorded with a corresponding reduction in goodwill.


   In addition, the Company incurred tax losses in the Post-Acquisition period which the Company utilized under the Tax Sharing Agreements. Upon completion of the Offerings, a portion of these losses may be allocated to the Company pursuant to the consolidated return regulation 1.1502-79 of the Code. This tax attribute will be recorded as a deferred tax asset with a corresponding decrease to capital deficiency.


   Under existing federal income tax regulations the Company, Consolidated Cigar and Mafco Consolidated Group are severally liable for the consolidated federal income taxes of the Tax Group for any taxable year in which they are a member of the Tax Group. Pursuant to the Tax Sharing Agreements, Mafco Holdings has agreed to indemnify the Company and Consolidated Cigar for any such federal income tax liability.

PROMISSORY NOTE


   In connection with the IPO, the Company issued the Promissory Note in an original principal amount of $70 million to Mafco Consolidated Group as a dividend. The Promissory Note is noninterest bearing, unsecured, subordinated to senior indebtedness (as defined in the Promissory Note) and repayable in whole or in part at any time or from time to time without premium or penalty. The Promissory Note is payable in quarterly installments of $2.5 million beginning March 31, 1997 with the final installment payable on December 31, 2003. See "Description of Certain Indebtedness."


PURCHASE OF LICORICE EXTRACT


   The Company purchases all of the licorice extract used as flavoring and moistening agents in its manufacturing processes from Mafco Worldwide, formerly an indirect wholly owned subsidiary of Mafco Consolidated Group. During the years ended December 31, 1994, 1995 and 1996, the Company purchased approximately $265,000, $269,000 and $211,000 of licorice extract from Pneumo Abex (successor by merger to Mafco Worldwide). The Company believes that the licorice extract purchased from Pneumo Abex was purchased on terms no less favorable to the Company than those obtainable in an arm's length transaction with an independent third party.


SPECIALTY PRODUCTS DIVISION


   The Company's Specialty Products Division assembles lipstick containers for Revlon Products, an 83% owned subsidiary of Mafco Holdings. Revlon Products purchased lipstick containers from the Company for approximately $763,000, $874,000 and $958,000 for the years ended December 31, 1994, 1995 and 1996, respectively. The Company believes that the terms of such arrangements with Revlon Products were no less favorable to the Company than those obtainable in an arm's length transaction with an independent third party.


REGISTRATION RIGHTS AGREEMENT

   Prior to the consummation of the IPO, the Company and Mafco Consolidated Group entered into the Registration Rights Agreement pursuant to which Mafco Consolidated Group and certain transferees of Class B Common Stock held by Mafco Consolidated Group (the "Holders") have the right to require the Company to register (a "Demand Registration") under the Securities Act of 1933, as amended (the "Securities Act"), all or part of the Class A Common Stock issuable upon conversion of the Class B Common Stock owned by such Holders, including the shares being offered hereby; provided that the Company
(i) is not obligated to effect a Demand Registration prior to February 11, 1997, unless Goldman, Sachs & Co. has given its consent and (ii) may postpone giving effect to a Demand Registration for up to a period of 30 days if the Company believes such registration might have a material adverse effect on any plan or proposal by the Company with respect to any financing, acquisition, recapitalization, reorganization or other material transaction, or the Company is in possession of material non-public information that, if publicly disclosed, could result in a material disruption of a major corporate development or transaction then pending or in progress or in other material adverse consequences to the Company. Mafco Consolidated Group has obtained the consent of Goldman, Sachs & Co. with respect to the registration of the shares being offered hereby. In addition, the Holders will have the right to participate in registrations by the Company of its Class A Common Stock (a "Piggyback Registration"). The Company will pay any expenses incurred in connection with any Demand Registration or Piggyback Registration, except for underwriting discounts, commissions and certain expenses attributable to the shares of Class A Common Stock sold by such Holders.

                         DESCRIPTION OF CAPITAL STOCK

   The authorized capital stock of the Company consists of 300,000,000 shares of Class A Common Stock, 250,000,000 shares of Class B Common Stock and 20,000,000 shares of preferred stock, par value $0.01 per share (the "Preferred Stock"). The following summary description of the capital stock of the Company is qualified in its entirety by reference to the form of Amended and Restated Certificate of Incorporation of the Company (the "Certificate") and Amended and Restated By-Laws of the Company (the "By-Laws"), a copy of each of which is filed as an exhibit to the Registration Statement (as defined herein) of which this Prospectus forms a part.

CLASS A COMMON STOCK AND CLASS B COMMON STOCK

   The Certificate provides for two classes of common stock, Class A Common Stock and Class B Common Stock, the two classes of which are substantially identical, except for disparity in voting power. See "Risk Factors--Control by Mafco Consolidated Group."

   Each share of Class A Common Stock entitles the holder of record to one vote and each share of Class B Common Stock entitles the holder of record to ten votes at each annual or special meeting of stockholders, in the case of any written consent of stockholders, and for all other purposes. The holders of Class A Common Stock and Class B Common Stock will vote as a single class on all matters submitted to a vote of the stockholders, except as otherwise provided by law. Neither the holders of Class A Common Stock nor the holders of Class B Common Stock have cumulative voting or preemptive rights. The Company may, as a condition to counting the votes cast by any holder of Class B Common Stock at any annual or special meeting of stockholders, in the case of any written consent of stockholders, or for any other purpose, require the furnishing of such affidavits or other proof as it may reasonably request to establish that the Class B Common Stock held by such holder has not, by virtue of the provisions of the Certificate, been converted into Class A Common Stock.

   The holders of the Class A Common Stock and Class B Common Stock will be entitled to receive dividends and other distributions as may be declared thereon by the Board of Directors of the Company out of assets or funds of the Company legally available therefor, subject to the rights of the holders of any series of Preferred Stock and any other provision of the Certificate. The Certificate provides that if at any time a dividend or other distribution in cash or other property is paid on Class A Common Stock or Class B Common Stock, a like dividend or other distribution in cash or other property will also be paid on Class B Common Stock or Class A Common Stock, as the case may be, in an equal amount of shares. The Certificate provides that if shares of Class A Common Stock are paid on Class A Common Stock and shares of Class B Common Stock are paid on Class B Common Stock, in an equal amount per share of Class A Common Stock and Class B Common Stock, such payment will be deemed to be a like dividend or other distribution. In the case of any split, subdivision, combination or reclassification of Class A Common Stock or Class B Common Stock, the shares of Class B Common Stock or Class A Common Stock, as the case may be, will also be split, subdivided, combined or reclassified so that the number of shares of Class A Common Stock and Class B Common Stock outstanding immediately following such split, subdivision, combination or reclassification will bear the same relationship to each other as that which existed immediately prior thereto.

   In the event of any liquidation, dissolution or winding up of the Company, the holders of Class A Common Stock and the holders of Class B Common Stock will be entitled to receive the assets and funds of the Company available for distribution after payments to creditors and to the holders of any Preferred Stock of the Company that may at the time be outstanding, in proportion to the number of shares held by them, respectively, without regard to class.

   In the event of any corporate merger, consolidation, purchase or acquisition of property or stock, or other reorganization in which any consideration is to be received by the holders of Class A Common Stock or the holders of Class B Common Stock, the holders of Class A Common Stock and the holders of Class B Common Stock will receive the same consideration on a per share basis; except that, if such consideration shall consist in any part of voting securities (or of options or warrants to purchase, or of securities convertible into or exchangeable for, voting securities), the holders of Class B Common Stock may receive, on a per share basis, voting securities with ten times the number of votes per share as those voting securities to be received by the holders of Class A Common Stock (or options or warrants to purchase, or securities convertible into or exchangeable for, voting securities with ten times the number of votes per share as those voting securities issuable upon exercise of the options or warrants, or into which the convertible or exchangeable securities may be converted or exchanged, received by the holders of Class A Common Stock).

   The Certificate provides that no person holding record or beneficial ownership of shares of Class B Common Stock (a "Class B Holder") may transfer (as defined in the Certificate), and the Company will not register the transfer of, such shares of Class B Common Stock, except to a Permitted Transferee. A Permitted Transferee generally means an affiliate of the Class B Holder. In certain circumstances set forth in the Certificate, the change in ownership or control of a record or beneficial holder of Class B Common Stock will also result in the conversion of such holder's Class B Common Stock into Class A Common Stock. The Certificate also provides that the Company will not register the transfer of any shares of Class B Common Stock unless the transferee and the transferor of such Class B Common Stock have furnished such affidavits and other proof as the Company may reasonably request to establish that such proposed transferee is a Permitted Transferee. In addition, upon any purported transfer of shares of Class B Common Stock not permitted under the Certificate, all shares of Class B Common Stock purported to be so transferred will be deemed to be converted into shares of Class A Common Stock, and stock certificates formerly representing such shares of Class B Common Stock will thereupon and thereafter be deemed to represent such number of shares of Class A Common Stock as equals the number of shares of Class A Common Stock into which such shares of Class B Common Stock could be converted pursuant to the terms of the Certificate.

   In the event that the number of shares of Class B Common Stock and Class A Common Stock held by the Class B Holders and their Permitted Transferees issued and outstanding at any time shall constitute less than ten percent of the total combined number of shares of Class A Common Stock and Class B Common Stock of the Company, all shares of Class B Common Stock then issued and outstanding will be deemed to be converted into shares of Class A Common Stock, and stock certificates formerly representing such shares of Class B Common Stock will thereupon and thereafter be deemed to represent such number of shares of Class A Common Stock as equals the number of shares of Class A Common Stock into which such shares of Class B Common Stock could be converted pursuant to the terms of the Certificate.

   The Class A Common Stock is listed on the NYSE under the symbol "CIG."

PREFERRED STOCK

   The Board of Directors, without further stockholder authorization, is authorized to issue, from time to time, Preferred Stock in one or more series, to establish the number of shares to be included in any such series and to fix the designations, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof, including dividend rights and preferences over dividends on the Common Stock, conversion rights, voting rights, redemption rights, the terms of any sinking fund therefor and rights upon liquidation. The ability of the Board of Directors of the Company to issue Preferred Stock, while providing flexibility in connection with financing, acquisitions and other corporate purposes, could have the effect of discouraging, deferring or preventing a change in control of the Company or an unsolicited acquisition proposal, since the issuance of Preferred Stock could be used to dilute the share ownership of a person or entity seeking to obtain control of the Company. In addition, because the Board of Directors of the Company has the power to establish the preferences, powers and rights of the shares of any such series of Preferred Stock, it may afford the holders of any Preferred Stock preferences, powers and rights (including voting rights) senior to the rights of the holders of Common Stock, which could adversely affect the rights of holders of Common Stock.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

   Section 203 ("Section 203") of the General Corporation Law of the State of Delaware (the "DGCL") provides, in general, that a stockholder acquiring more than 15% of the outstanding voting stock of a corporation subject to Section 203 (an "Interested Stockholder") but less than 85% of such stock may not engage in certain Business Combinations (as defined in Section 203) with the corporation for a period of three years subsequent to the date on which the stockholder became an Interested Stockholder unless (i) prior to such date the corporation's board of directors approved either the Business Combination or the transaction in which the stockholder became an Interested Stockholder or (ii) the Business Combination is approved by the corporation's board of directors and authorized by a vote of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the Interested Stockholder. The Certificate contains a provision electing not to be governed by Section 203.

LIMITATIONS ON DIRECTORS' LIABILITY

   The Certificate contains a provision which eliminates the personal liability of a director to the Company and its stockholders for certain breaches of his or her fiduciary duty of care as a director. This provision does not, however, eliminate or limit the personal liability of a director
(i) for any breach of such director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Delaware statutory provisions making directors personally liable, under a negligence standard, for unlawful dividends or unlawful stock repurchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. This provision offers persons who serve on the Board of Directors of the Company protection against awards of monetary damages resulting from breaches of their duty of care (except as indicated above), including grossly negligent business decisions made in connection with takeover proposals for the Company. As a result of this provision, the ability of the Company or a stockholder thereof to successfully prosecute an action against a director for a breach of his duty of care has been limited. However, the provision does not affect the availability of equitable remedies such as an injunction or recision based upon a director's breach of his duty of care. The Commission has taken the position that the provision will have no effect on claims arising under the federal securities laws.

   In addition, the Certificate and By-Laws provide mandatory indemnification rights, subject to limited exceptions, to any person who was or is party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person is or was a director or officer of the Company, or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. Such indemnification rights include reimbursement for expenses incurred by such person in advance of the final disposition of such proceeding in accordance with the applicable provisions of the DGCL.

TRANSFER AGENT AND REGISTRAR


   American Stock Transfer & Trust Company is the transfer agent and registrar for the Common Stock.

                       SHARES ELIGIBLE FOR FUTURE SALE

   Immediately after consummation of the Offerings, the Company will have outstanding 11,075,000 shares of Class A Common Stock and 19,600,000 shares of Class B Common Stock, assuming no exercise of the over-allotment options granted to the Underwriters. Of these shares, 11,075,000 shares of Class A Common Stock (or a maximum of 11,825,000 shares if the Underwriter's over-allotment options are exercised in full) will be freely tradeable without restrictions or further registration under the Securities Act, unless purchased by "affiliates" of the Company (as that term is defined under the Securities Act). The remaining 19,600,000 shares of Class B Common Stock owned by Mafco Consolidated Group are, and the 19,600,000 shares of Class A Common Stock issuable upon conversion of such shares of Class B Common Stock will be, "restricted securities" as defined in Rule 144 under the Securities Act, and may not be sold in the absence of registration under the Securities Act other than pursuant to Rule 144 under the Securities Act or another exemption from registration under the Securities Act.


   In general, under Rule 144, as currently in effect, (i) a person (or persons whose shares are required to be aggregated) who has beneficially owned shares of Class A Common Stock as to which at least two years have elapsed since such shares were sold by the Company or by an affiliate of the Company in a transaction or chain of transactions not involving a public offering ("restricted securities") or (ii) an affiliate of the Company who holds shares of Class A Common Stock that are not restricted securities may sell, within any three-month period, a number of such shares that does not exceed the greater of 1% of the Company's Class A Common Stock then outstanding or the average weekly trading volume in the Class A Common Stock during the four calendar weeks preceding the date on which notice of such sale required under Rule 144 was filed. Sales under Rule 144 are also subject to certain provisions relating to the manner and notice of sale and availability of current public information about the Company. Affiliates of the Company must comply with the requirements of Rule 144, including the two-year holding period requirement, to sell shares of Class A Common Stock that are restricted securities. Furthermore, if a period of at least three years has elapsed from the date restricted securities were acquired from the Company or an affiliate of the Company, a holder of such restricted securities who is not an affiliate of the Company at the time of the sale and has not been an affiliate of the Company at any time during the three months prior to such sale would be entitled to sell such shares without regard to the volume limitation and other conditions described above. The Commission recently adopted amendments to Rule 144, which, among other things, will reduce the two and three year holding periods specified above to one and two years, respectively.


   All shares of Class B Common Stock owned by Mafco Consolidated Group and all shares of Class A Common Stock issuable upon conversion of such shares of Class B Common Stock are eligible (subject to the lock-up arrangements described below) for sale in the public market pursuant to, and in accordance with the volume, manner of sale and other conditions of, Rule 144 described above. Pursuant to the Registration Rights Agreement, Mafco Consolidated Group has the right to require the Company to register the shares of Class A Common Stock acquired upon conversion of its shares of Class B Common Stock to facilitate their possible sale. See "Certain Relationships and Related Transactions--Registration Rights Agreement."


   In connection with the IPO, the Company and Mafco Consolidated Group agreed that, subject to certain exceptions, they would not offer, sell or otherwise dispose of any shares of Class A Common Stock or any security convertible into or exchangeable or exercisable for shares of Class A Common Stock prior to February 11, 1997, without the prior written consent of Goldman, Sachs & Co. on behalf of the Underwriters. Mafco Consolidated Group has obtained the consent of Goldman, Sachs & Co. with respect to the registration of the shares being offered hereby. In addition, in connection with the Offerings, the Company and Mafco Consolidated Group will enter into a similar lock-up arrangement for 90 days after consummation of the Offerings. See "Underwriting."


   The shares of Class A Common Stock authorized for issuance pursuant to Awards that may be granted under the Stock Plan may be either authorized but unissued shares or treasury shares obtained by the Company through market or private purchases. The Company has registered under the Securities Act the shares of Class A Common Stock issuable upon the exercise of options granted pursuant to the Stock Plan.

   Although the Company can make no prediction as to the effect, if any, that sales of shares of Class A Common Stock by Mafco Consolidated Group would have on the market price prevailing from time to time, sales of substantial amounts of Class A Common Stock or the availability of such shares for sale could adversely affect prevailing market prices. See "Risk Factors--Possible Future Sales of Shares by Mafco Consolidated Group."

                     DESCRIPTION OF CERTAIN INDEBTEDNESS

   Each of the following summaries of certain provisions of certain debt instruments of the Company does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of such debt instruments.

CREDIT AGREEMENT


   The Credit Agreement entered into by Consolidated Cigar with The Chase Manhattan Bank (the "Bank") consists of the Revolving Credit Facility and the Working Capital Facility. The Revolving Credit Facility and the Working Capital Facility have final maturities in April 1999. The Credit Agreement is secured by first priority liens on all of the material assets of Consolidated Cigar and its domestic subsidiaries and pledges of the capital stock of all of Consolidated Cigar's subsidiaries (with certain exceptions for the capital stock of foreign subsidiaries). Consolidated Cigar's obligations under the Credit Agreement are guaranteed by the Company and by all of the domestic subsidiaries of Consolidated Cigar. The guarantee by the Company is secured by a pledge of all of the shares of common stock of Consolidated Cigar owned by the Company.

   As of December 31, 1996, there was approximately $25.7 million unused and available under the Credit Agreement, after taking into account approximately $1.7 million utilized to support letters of credit. The Credit Agreement was amended on February 3, 1997 to reduce the amount of various interest rate margins charged against outstanding borrowings. As a result of such amendment, loans outstanding under the Credit Agreement bear interest, at Consolidated Cigar's option, at either (i) the Bank's base rate; (ii) the Bank's 30, 60, 90 or 180 day LIBOR rate plus 1.0% or (iii) with respect to loans to Consolidated Cigar's wholly owned subsidiary CIC, and subject to availability, the Bank's "936 Rate" plus 1.0%.

   The Credit Agreement contains various restrictive covenants including, among other things, limitations on the ability of Consolidated Cigar and its subsidiaries to incur debt, create liens, pay dividends, sell assets and make investments, acquisitions and capital expenditures. In addition, the Credit Agreement requires Consolidated Cigar to maintain specified financial ratios and satisfy certain tests, including maximum leverage ratios and minimum interest coverage ratios. The Credit Agreement also contains customary events of default, including if Cigar Holdings were to own and control less than all of the issued and outstanding capital stock of Consolidated Cigar or if a "Change of Control" (as defined in the Senior Subordinated Notes Indenture) were to occur, and permits Consolidated Cigar to pay dividends and make distributions on terms substantially similar to those contained in the Senior Subordinated Notes Indenture.


SENIOR SUBORDINATED NOTES


   In February 1993, Consolidated Cigar sold $90 million aggregate principal amount of its Senior Subordinated Notes and as of December 31, 1996, $90 million aggregate principal amount of Senior Subordinated Notes were outstanding. The Senior Subordinated Notes bear interest at the rate of 10 1/2% per annum, payable semi-annually on March 1 and September 1. The Senior Subordinated Notes mature on March 1, 2003 and Consolidated Cigar is not required to make any sinking fund payments with respect to the Senior Subordinated Notes. The Senior Subordinated Notes are subordinate in right of payment to all senior debt of Consolidated Cigar, including the liabilities of Consolidated Cigar under the Credit Agreement, rank pari passu with all future senior subordinated debt of Consolidated Cigar and rank senior to all future subordinated debt of Consolidated Cigar.


   The Senior Subordinated Notes are redeemable at the option of Consolidated Cigar, on and after March 1, 1998, in whole or in part, at the following redemption prices (expressed as percentages of the principal amount) for the 12 month period beginning each March 1:
1998--103.00%; 1999--101.50%; and 2000 and thereafter--100%, plus, in each case, accrued and unpaid interest to the date fixed for redemption. In addition, the Senior Subordinated Notes are redeemable at any time upon a Change of Control (as defined in the Senior Subordinated Notes Indenture) at the redemption prices set forth in the Senior Subordinated Notes Indenture.

   A "Change of Control" means (i) any person, other than Ronald O. Perelman or any person controlled, directly or indirectly, by Mr. Perelman (the "Permitted Holders"), is or becomes the beneficial owner, directly or indirectly, of more than 35% of the total voting power of the voting stock of Consolidated Cigar and the Permitted Holders beneficially own, directly or indirectly, a lesser percentage of the total voting power of the voting stock of Consolidated Cigar than such other person or (ii) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of Consolidated Cigar (together with any new directors whose election by such Board of Directors or whose nomination for election by the stockholders of Consolidated Cigar was approved by a vote of 66 2/3% of the directors of Consolidated Cigar then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of Consolidated Cigar then in office.

   The Senior Subordinated Notes Indenture contains certain covenants that, among other things, limit the issuance of additional debt and redeemable stock by Consolidated Cigar, the issuance of debt and preferred stock by Consolidated Cigar's subsidiaries, the payment of dividends on and redemption of capital stock of Consolidated Cigar and its subsidiaries and the redemption of certain subordinated obligations of Consolidated Cigar, the sale of assets and stock of Consolidated Cigar's subsidiaries, transactions with affiliates and consolidations, mergers and transfers of all or substantially all of Consolidated Cigar's assets. The Senior Subordinated Notes Indenture also prohibits certain restrictions on distributions from subsidiaries of Consolidated Cigar and contains customary events of default.

   In addition, upon the occurrence of a Change of Control (as defined in the Senior Subordinated Notes Indenture), each holder of the Senior Subordinated Notes has the right, subject to the satisfaction of certain conditions relating to Consolidated Cigar's bank indebtedness, to require Consolidated Cigar to repurchase such holder's Senior Subordinated Notes at 101% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase.

PROMISSORY NOTE


   In connection with the IPO, the Company issued the Promissory Note in an original principal amount of $70 million to Mafco Consolidated Group as a dividend. The Promissory Note is noninterest bearing, unsecured, subordinated to senior indebtedness (as defined in the Promissory Note) and repayable in whole or in part at any time or from time to time without premium or penalty. The Promissory Note is payable in quarterly installments of $2.5 million beginning March 31, 1997 with the final installment payable on December 31, 2003. The failure by the Company to make any payment on the Promissory Note when due and the failure by the Company to cure such non-payment during the 60-day period following such due date would result in an event of default thereunder, and Mafco Consolidated Group could declare all remaining amounts outstanding under the Promissory Note to be immediately due and payable.

     CERTAIN UNITED STATES TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS

   The following is a general summary of certain United States federal income and estate tax consequences expected to result under current law from the purchase, ownership, sale or other taxable disposition of Class A Common Stock by any person or entity other than (a) a citizen or resident of the United States, (b) a corporation created or organized in or under the laws of the United States or of any state thereof, or (c) a person or entity otherwise subject to United States federal income taxation on income from sources outside the United States (a "non-U.S. Holder"). This summary does not address all United States federal income and estate tax considerations that may be relevant to non-U.S. Holders in light of their particular circumstances or to certain non-U.S. Holders that may be subject to special treatment under United States federal income tax laws. Furthermore, this summary does not discuss any aspects of foreign, state or local taxation. This summary is based on current provisions of the Code, existing, temporary and proposed regulations promulgated thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect. Each prospective purchaser of Class A Common Stock is advised to consult their tax advisor with respect to the tax consequences of acquiring, holding and disposing of Class A Common Stock.

DIVIDENDS

   Dividends paid to a non-U.S. Holder of Class A Common Stock generally will be subject to withholding of United States federal income tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) unless the dividend is (i) effectively connected with the conduct of a trade or business of the non-U.S. Holder within the United States or (ii) if a tax treaty applies, is attributable to a United States permanent establishment of the non-U.S. Holder, in which case the dividend will be taxed at ordinary federal income tax rates. If the non-U.S. Holder is a corporation, such effectively connected income may also be subject to an additional "branch profits tax." A non-U.S. Holder may be required to satisfy certain certification requirements in order to claim treaty benefits or otherwise claim a reduction of, or exemption from, the withholding obligation pursuant to the above described rules.

SALE OR OTHER DISPOSITION OF CLASS A COMMON STOCK

   A non-U.S. Holder generally will not be subject to United States federal income tax in respect of any gain recognized on the sale or other taxable disposition of Class A Common Stock unless (i) the gain is effectively connected with a trade or business of the non-U.S. Holder in the United States; (ii) in the case of a non-U.S. Holder who is an individual and holds the Class A Common Stock as a capital asset, the holder is present in the United States for 183 or more days in the taxable year of the disposition and either (a) the individual has a "tax home" for United States federal income tax purposes in the United States or (b) the gain is attributable to an office or other fixed place of business maintained by the individual in the United States; (iii) the non-U.S. Holder is subject to tax pursuant to the provisions of United States federal income tax law applicable to certain United States expatriates; or (iv) (A) the Company is or has been during certain periods preceding the disposition a "U.S. real property holding corporation" for United States federal income tax purposes (which the Company does not believe it is or is likely to become) and, (B) assuming that the Class A Common Stock continues to be "regularly traded on an established securities market" for tax purposes, the non-U.S. Holder held, directly or indirectly, at any time during the five-year period ending on the date of disposition, more than 5% of the outstanding Class A Common Stock.

BACKUP WITHHOLDING AND REPORTING REQUIREMENTS

   DIVIDENDS. United States backup withholding tax will generally not apply to dividends paid on Class A Common Stock to a non-U.S. Holder at an address outside the United States. The Company must report annually to the Internal Revenue Service and to each non-U.S. Holder the amount of dividends paid to, and the tax withheld with respect to, such holder, regardless of whether any tax was actually withheld. This information may also be made available to the tax authorities in the non-U.S. Holder's country of residence.

   SALE OR OTHER DISPOSITION OF CLASS A COMMON STOCK. Upon the sale or other taxable disposition of Class A Common Stock by a non-U.S. Holder to or through a United States office of a broker, the broker must backup withhold at a rate of 31% and report the sale to the Internal Revenue Service, unless the holder certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption. Upon the sale or other taxable disposition of Class A Common Stock by a non-U.S. Holder to or through the foreign office of a United States broker, or a foreign broker with certain types of relationships to the United States, the broker must report the sale to the Internal Revenue Service (but not backup withhold) unless the broker has documentary evidence in its files that the seller is a non-U.S. Holder and/or certain other conditions are met, or the holder otherwise establishes an exemption.

   BACKUP WITHHOLDING IS NOT AN ADDITIONAL TAX. Amounts withheld under the backup withholding rules are generally allowable as a refund or credit against such non-U.S. Holder's United States federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service.

   PROPOSED REGULATIONS. On April 22, 1996, the Internal Revenue Service issued proposed regulations relating to withholding, backup withholding and information reporting that, if adopted in their current form, would, among other things, unify current certification procedures and forms and clarify reliance standards. The proposed regulations would, among other things, eliminate the general current law presumption that dividends paid to an address in a foreign country are paid to a resident of that country and would impose certain certification and documentation requirements on non-U.S. Holders claiming the benefit of a reduced withholding rate with respect to dividends under a tax treaty. These regulations generally are proposed to be effective with respect to payments made after December 31, 1997, although in certain cases they are proposed to be effective only with respect to payments made after December 31, 1999. Proposed regulations are subject to change, however, prior to their adoption in final form.

FEDERAL ESTATE TAXES

   Class A Common Stock owned or treated as owned by an individual who is not a citizen or resident (as specially defined for United States federal estate tax purposes) of the United States at the time of death will be included in such individual's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

                                LEGAL MATTERS

   Certain legal matters with respect to the validity of the shares of Class A Common Stock offered hereby will be passed upon for the Company by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Cravath, Swaine & Moore, New York, New York has acted as counsel for the Underwriters. Skadden, Arps, Slate, Meagher & Flom LLP and Cravath, Swaine & Moore have from time to time represented, and may continue to represent, the Underwriters in connection with various legal matters. Both Skadden, Arps, Slate, Meagher & Flom LLP and Cravath, Swaine & Moore have from time to time represented, and may continue to represent, Mafco Holdings and certain of its affiliates (including the Company) in connection with certain legal matters. Joseph H. Flom, a partner in the firm of Skadden, Arps, Slate, Meagher & Flom LLP, is a director of Revlon Group Incorporated, a wholly owned subsidiary of Mafco Holdings.

                                   EXPERTS


   The consolidated financial statements and schedules of the Company at December 31, 1995 and 1996, and for each of the three years in the period ended December 31, 1996, appearing in this Prospectus and the Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                            AVAILABLE INFORMATION


   The Company is subject to the informational requirements of the Exchange Act, and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company can be inspected without charge at the office of the Commission at the Public Reference Section located at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies thereof may be obtained from the Commission upon payment of the prescribed fees. The Commission also maintains a site on the World Wide Web, the address of which is http://www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers, such as the Company, that file electronically with the Commission. Such reports, proxy statements and other information concerning the Company can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, N.Y. 10005, on which the Company's Class A Common Stock is traded. The Company intends to furnish its stockholders with annual reports containing consolidated financial statements audited by its independent certified public accountants and with quarterly reports containing unaudited condensed consolidated financial statements for each of the first three quarters of each fiscal year.


   The Company has filed with the Commission in Washington, D.C. a Registration Statement on Form S-1 (as amended, the "Registration Statement") of which this Prospectus is a part under the Securities Act with respect to the Class A Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, to which reference is hereby made. Statements made in this Prospectus as to the contents of any contract, agreement or other document are summaries of the material terms of such contract, agreement or other document. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved. The Registration Statement (including the exhibits and schedules thereto) filed by the Company with the Commission may be inspected without charge at the public reference facilities maintained by the Commission at the addresses set forth above and may also be viewed at the Commission's Website.

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                    PAGES
                                                                 ---------
AUDITED CONSOLIDATED FINANCIAL STATEMENTS
  Report of Independent Certified Public Accountants ...........     F-2
  Consolidated Balance Sheets as of December 31, 1995 and 1996 .     F-3
  Consolidated Statements of Operations
   for the years ended December 31, 1994, 1995 and 1996  .......     F-4
  Consolidated Statements of Stockholders' Equity
   for the years ended December 31, 1994, 1995 and 1996  .......     F-5
  Consolidated Statements of Cash Flows
   for the years ended December 31, 1994, 1995 and 1996  .......     F-6
  Notes to Consolidated Financial Statements ...................     F-8

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


The Board of Directors and Stockholders
Consolidated Cigar Holdings Inc.

   We have audited the accompanying consolidated balance sheets of Consolidated Cigar Holdings Inc. (formerly Consolidated Cigar (Parent) Holdings Inc.) and subsidiaries (the "Company") as of December 31, 1995 and 1996 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 1995 and 1996, and the consolidated results of its operations and cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          Ernst & Young LLP

Miami, Florida
January 28, 1997

              CONSOLIDATED CIGAR HOLDINGS INC. AND SUBSIDIARIES
                         CONSOLIDATED BALANCE SHEETS
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)


                                                                           DECEMBER 31,    DECEMBER 31,
                                                                               1995            1996
                                                                         --------------  --------------
                                 ASSETS
Current assets:
 Cash and cash equivalents .............................................     $  1,145        $  1,906
 Accounts receivable, less allowances of $4,322 and $5,604,
  respectively .........................................................       14,883          19,498
 Inventories ...........................................................       39,022          45,957
 Deferred taxes and other ..............................................        3,914           5,591
                                                                         --------------  --------------
  Total current assets .................................................       58,964          72,952
Property, plant and equipment, net .....................................       35,370          37,224
Trademarks, less accumulated amortization of $2,453 and $3,319,
 respectively ..........................................................       32,021          31,155
Goodwill, less accumulated amortization of $4,942 and $6,593,
 respectively ..........................................................       61,374          59,723
Other intangibles and assets, less accumulated amortization of $4,670
 and $3,406, respectively ..............................................        4,001           4,457
                                                                         --------------  --------------
  Total assets .........................................................     $191,730        $205,511
                                                                         ==============  ==============
                  LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Current portion of promissory note due to affiliate ...................       $  --         $ 10,000
 Accounts payable ......................................................        3,797           7,197
 Accrued expenses ......................................................       16,103          20,206
 Due to affiliate ......................................................        1,685           1,606
                                                                         --------------  --------------
  Total current liabilities ............................................       21,585          39,009
Long-term debt .........................................................      110,600          97,500
Promissory note due to affiliate .......................................        --             60,000
Deferred taxes .........................................................        4,066           5,851
Other liabilities ......................................................        1,151           1,796
                                                                         --------------  --------------
  Total liabilities ....................................................      137,402         204,156
                                                                         --------------  --------------
Commitments and contingencies ..........................................        --              --
Stockholders' equity:
 Preferred stock, par value $0.01 per share; 20,000,000 shares
  authorized, no shares issued and outstanding .........................        --              --
 Common stock, $1.00 par value, 1,000 shares authorized, issued and
  outstanding ..........................................................            1           --
 Class A Common Stock, par value $0.01 per share; 300,000,000 shares
  authorized, 6,075,000 shares issued and outstanding ..................        --                 61
 Class B Common Stock, par value $0.01 per share; 250,000,000 shares
  authorized, 24,600,000 shares issued and outstanding .................        --                246
 Additional paid-in capital (capital deficiency) .......................       34,834         (13,314)
 Retained earnings .....................................................       19,493          14,362
                                                                         --------------  --------------
  Total stockholders' equity ...........................................       54,328           1,355
                                                                         --------------  --------------
  Total liabilities and stockholders' equity ...........................     $191,730        $205,511
                                                                         ==============  ==============


See notes to consolidated financial statements.

               CONSOLIDATED CIGAR HOLDINGS INC. AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF OPERATIONS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                 YEAR ENDED      YEAR ENDED      YEAR ENDED
                                                DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                                    1994            1995            1996
                                              --------------  --------------  --------------
Net sales ...................................   $   131,510     $   158,166  $       216,868
Cost of sales ...............................        78,836          94,347          126,013
                                              --------------  --------------  --------------
Gross profit ................................        52,674          63,819           90,855
Selling, general and administrative expenses         29,413          32,393           36,776
                                              --------------  --------------  --------------
Operating income ............................        23,261          31,426           54,079
                                              --------------  --------------  --------------
Other (expenses) income:
 Interest expense, net ......................       (12,838)        (12,635)         (10,619)
 Minority interest ..........................            78            (262)            (310)
 Miscellaneous, net .........................          (828)         (1,000)            (906)
                                              --------------  --------------  --------------
                                                    (13,588)        (13,897)         (11,835)
                                              --------------  --------------  --------------
Income before provision for income taxes  ...         9,673          17,529           42,244
Provision for income taxes ..................         1,989           3,599           12,449
                                              --------------  --------------  --------------
Net income ..................................   $     7,684     $    13,930  $        29,795
                                              ==============  ==============  ==============
Net income per common share .................   $      0.31     $      0.57  $          1.11
                                              ==============  ==============  ==============
Weighted average common shares outstanding  .    24,600,000      24,600,000       26,890,574
                                              ==============  ==============  ==============


See notes to consolidated financial statements.

               CONSOLIDATED CIGAR HOLDINGS INC. AND SUBSIDIARIES
               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                            (DOLLARS IN THOUSANDS)



                                                                    ADDITIONAL
                                                                     PAID-IN
                                              CLASS A    CLASS B     CAPITAL
                                    COMMON    COMMON     COMMON      (CAPITAL     RETAINED
                                    STOCK      STOCK      STOCK    DEFICIENCY)    EARNINGS      TOTAL
                                  --------  ---------  ---------  ------------  ----------  -----------
Balance at December 31, 1993  ...    $  1       $ --      $  --    $   29,999    $   2,879   $   32,879
Net Income for the year .........                                                    7,684        7,684
                                  --------  ---------  ---------  ------------  ----------  -----------
Balance at December 31, 1994  ...      1         --         --         29,999       10,563       40,563
                                  --------  ---------  ---------  ------------  ----------  -----------

Net income for the year .........                                                   13,930       13,930
Cash dividends paid .............     --         --         --             --       (5,000)      (5,000)
Contribution to capital by
 parent .........................     --         --         --          4,835           --        4,835
                                  --------  ---------  ---------  ------------  ----------  -----------
Balance at December 31, 1995  ...      1         --         --         34,834       19,493       54,328
                                  --------  ---------  ---------  ------------  ----------  -----------

Net income for the year .........     --         --         --             --       29,795       29,795
Promissory note dividend ........     --         --         --        (47,842)     (22,158)     (70,000)
Net proceeds from initial public
 offering .......................     (1)        61        246        127,503           --      127,809
Cash dividends paid .............     --         --         --       (127,809)     (12,768)    (140,577)
                                  --------  ---------  ---------  ------------  ----------  -----------
Balance at December 31, 1996  ...   $ --       $ 61      $ 246     $  (13,314)   $  14,362   $    1,355
                                  ========  =========  =========  ============  ==========  ===========



               See notes to consolidated financial statements.

               CONSOLIDATED CIGAR HOLDINGS INC. AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (DOLLARS IN THOUSANDS)



                                                         YEAR ENDED      YEAR ENDED      YEAR ENDED
                                                        DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                                            1994            1995            1996
                                                       --------------   --------------  --------------
Cash flows from operating activities:
 Net income .........................................     $ 7,684         $13,930         $29,795
 Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation and amortization .....................       7,613           7,699           7,357
  Deferred income ...................................        (205)           (205)           (177)
  Gain on the sale of fixed assets ..................        (390)             --              --
  Changes in assets and liabilities net of
   acquisitions:
   (Increase) decrease in:
    Accounts receivable .............................      (1,852)         (1,971)         (4,615)
    Inventories .....................................        (969)         (1,148)         (6,935)
    Deferred taxes and other ........................          44          (1,367)         (1,762)
   Increase (decrease) in:
    Accounts payable ................................        (326)           (276)          3,400
    Accrued expenses and other liabilities  .........       2,660           3,139           5,520
                                                         ---------    --------------  --------------
Net cash provided by operating activities  ..........      14,259          19,801          32,583
                                                         ---------    --------------  --------------
Cash flows from investing activities:
 Capital expenditures ...............................        (788)           (983)         (5,278)
 Investment in joint venture ........................          --              --            (482)
 Proceeds from the sale of fixed assets .............       5,832               1              10
 Increase in other assets ...........................          (8)             (7)           (125)
                                                         ---------    --------------  --------------
Net cash provided by (used for) investing activities        5,036            (989)         (5,875)
                                                         ---------    --------------  --------------


See notes to consolidated financial statements.

               CONSOLIDATED CIGAR HOLDINGS INC. AND SUBSIDIARIES
              CONSOLIDATED STATEMENTS OF CASH FLOWS--(CONTINUED)
                            (DOLLARS IN THOUSANDS)



                                                      YEAR ENDED      YEAR ENDED      YEAR ENDED
                                                     DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                                         1994            1995            1996
                                                   --------------  --------------  --------------
Cash flows from financing activities:
 Net proceeds from initial public offering  ......     $     --        $     --       $ 127,809
 Repayment of revolving loan, net ................      (19,100)        (15,600)        (13,100)
 Cash dividends paid .............................           --          (5,000)       (140,577)
 Due to affiliates and other borrowings, net  ....          290           1,233             (79)
                                                   --------------  --------------  --------------
Net cash used for financing activities ...........      (18,810)        (19,367)        (25,947)
                                                   --------------  --------------  --------------
Increase (decrease) in cash and cash equivalents            485            (555)            761
Cash and cash equivalents, beginning of year  ....        1,215           1,700           1,145
                                                   --------------  --------------  --------------
Cash and cash equivalents, end of year ...........     $  1,700        $  1,145       $   1,906
                                                   ==============  ==============  ==============
Supplemental disclosures of cash flow
 information:
 Interest paid during the year ...................     $ 12,921        $ 13,067       $  10,927
 Income taxes paid during the year ...............        1,444           1,477          12,676


See notes to consolidated financial statements.

              CONSOLIDATED CIGAR HOLDINGS INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A -- BASIS OF PRESENTATION

   Consolidated Cigar Holdings Inc. (formerly Consolidated Cigar (Parent) Holdings Inc.) (the "Company") is a holding company with no business operations of its own and was formed as a Delaware corporation on January 6, 1993 to hold all of the outstanding capital stock of Consolidated Cigar Corporation ("Consolidated Cigar"), through which the Company conducts its business operations. The results of operations and financial position of the Company therefore reflect the consolidated results of operations and financial position of Consolidated Cigar and its predecessors. Unless the context otherwise requires, all references in these notes to the consolidated financial statements of the Company shall mean Consolidated Cigar Holdings Inc. and its subsidiaries.

   On August 21, 1996, the Company completed an initial public offering (the "IPO") in which it issued and sold 6,075,000 shares of its Class A Common Stock for $23.00 per share. The proceeds, net of underwriters' discount and related fees and expenses, of $127.8 million, were paid as a dividend to Mafco Consolidated Group Inc. Simultaneously with the IPO each of the Company's then outstanding shares of common stock was converted into 24,600 shares of the newly created Class B Common Stock which totaled 24,600,000 shares.

   On January 30, 1997 the Company filed a registration statement with the Securities and Exchange Commission covering an offering of 5,000,000 shares (excluding the over-allotment option of 750,000 shares) of its Class A Common Stock. All the shares to be sold are owned by Mafco Consolidated Group Inc. ("Mafco Consolidated Group") and, as a result, the Company will not receive any of the proceeds.

   On June 15, 1995 Mafco Holdings Inc. ("Mafco Holdings") and Mafco Consolidated Group formerly known as Abex Inc. ("Abex"), consummated an agreement and plan of merger (the "Merger Agreement") executed between the parties on January 6, 1995. The Merger Agreement provided for, among other things, the merger of C & F Merger Inc., a subsidiary of Mafco Holdings and the indirect parent of both the Company and Mafco Worldwide Corporation ("Mafco Worldwide"), with Mafco Consolidated Group, which was the surviving corporation in the merger. As a result, the Company became a direct wholly owned subsidiary of Mafco Consolidated Group.

   On December 11, 1992, Triple C Acquisition Corp. ("Triple C"), Mafco Holdings and a wholly owned subsidiary of Mafco Holdings entered into an agreement and plan of merger, pursuant to which the wholly owned subsidiary was merged into Triple C, with Triple C being the surviving corporation. Pursuant to the merger which was consummated on March 3, 1993, Mafco Holdings acquired all the outstanding shares of Triple C common stock and warrants to purchase Triple C common stock (the "1993 Acquisition") for an aggregate purchase price of $188.0 million, including fees and expenses. Immediately following the 1993 Acquisition, Triple C merged into Consolidated Cigar, with Consolidated Cigar being the surviving corporation. As a result, Consolidated Cigar became an indirect wholly owned subsidiary of Mafco Holdings.

NOTE B -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


 Business

   The Company operates principally in one segment, manufacturing, distributing, and selling cigars in all sections of the industry. The Company also manufactures smoking tobaccos for sale under its own brand names, in bulk to tobacconists as well as private label brands for chain stores and wholesale distributors.

 Principles of Consolidation


   The consolidated financial statements include the accounts of the Company and its majority and wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

              CONSOLIDATED CIGAR HOLDINGS INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE B -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (CONTINUED)

  Inventories

   Leaf tobacco is carried at the lower of average cost or market. In accordance with generally recognized industry practice, all leaf tobacco inventory is classified as current although portions of such inventory, because of the duration of the aging process, ordinarily would not be utilized within one year. Cigars and other inventories are generally valued at the lower of cost (using the first-in, first-out method) or market.

 Property, Plant and Equipment

   Property, plant and equipment is recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the assets which range from 5 years to 20 years. Leasehold improvements are amortized over their estimated useful lives or the term of the lease, whichever is shorter. Repairs and maintenance are charged to operations as incurred and expenditures for additions and improvements are capitalized.

 Trademarks

   Trademarks consist of registered and unregistered tradenames of cigars or other tobacco brands which are being amortized on a straight-line basis over 40 years.

 Goodwill


   Goodwill represents the excess of cost over fair value of net assets acquired in the 1993 Acquisition. Goodwill is being amortized over 40 years on a straight-line basis which is consistent with industry practice. The Company's accounting policy regarding the assessment of the recoverability of the carrying value of goodwill and other intangibles is to review the carrying value of goodwill and other intangibles if the facts and circumstances suggest that they may be impaired. If this review indicates that goodwill and other intangibles will not be recoverable, as determined based on the undiscounted future cash flows of the Company, the carrying value of goodwill and other intangibles will be reduced to their estimated fair value.


   As discussed in Notes H and I, during 1995, goodwill was reduced by $4.4 million due to the reduction in the valuation allowance for deferred tax assets and due to the establishment and transfer of deferred tax assets related to certain pension plan liabilities that were transferred to a related affiliate.

 Impairment of Long-Lived Assets


   The Company accounts for the impairment of long-lived assets under Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121"). SFAS 121 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The adoption of SFAS 121 did not impact the operations of the Company.


 Revenue Recognition

   Revenue is recognized from product sales upon shipment. Allowances for sales returns, customer incentive programs and promotions are recorded at the time of sale.


 Advertising

   The Company expenses advertising costs as incurred. Amounts charged to advertising expense totaled $0.9 million, $1.2 million and $2.1 million for the years ended December 31, 1994, 1995 and 1996, respectively.

              CONSOLIDATED CIGAR HOLDINGS INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE B -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (CONTINUED)

  Net Income Per Common Share


   Net income per common share has been computed assuming the conversion of the Company's common stock, prior to the IPO, into Class B Common Stock as of the beginning of all periods presented and is therefore based upon the weighted average of 24,600,000 shares of common stock outstanding prior to the IPO and 30,675,000 shares of common stock outstanding after the IPO. The dilutive effect of stock options has not been included as it is less than 3%.


 Interest Rate Swaps


   The Company entered into interest rate swap agreements to modify the interest characteristics of its outstanding debt from a fixed to a floating rate basis. These agreements involve the receipt of fixed rate amounts in exchange for floating rate interest payments over the life of the agreement without an exchange of the underlying principal amount. The differential to be paid or received is accrued as interest rates change and recognized as an adjustment to interest expense related to the debt. The related amount payable to or receivable from counterparties is included in accrued expenses. To the extent previous interest rate swap agreements have been terminated, the resulting gain is being recognized over the remaining original life of the terminated agreements. The fair values of the swap agreements (which amount is described in Note F), are not recognized in the financial statements.


 Stock-Based Compensation


   In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 encourages, but does not require, companies to record compensation plans at fair value. The Company has chosen, in accordance with provisions of SFAS 123, to apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations treatment for its stock plan. Under APB 25, because the exercise price of the Company's employee stock options shall not be less than the market price of the underlying stock on the date of grant, no compensation expense is recognized.

 Income Taxes

   Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.


 Concentration of Credit Risk

   Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of accounts receivable. The Company's customers are geographically dispersed but are concentrated in the tobacco industry. The Company historically has had no material losses on its accounts receivable from customers in the tobacco industry in excess of allowances provided.

 Cash Flow Information

   Cash equivalents are considered to be all highly liquid investments with maturities of three months or less when acquired and exclude restricted cash.

 Use of Estimates

   Preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

              CONSOLIDATED CIGAR HOLDINGS INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE B -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (CONTINUED)

 Reclassifications


   Certain reclassifications of 1995 amounts have been made to conform to the 1996 financial statement presentation.

NOTE C -- INVENTORIES


   The components of inventories are as follows:


                              DECEMBER 31,    DECEMBER 31,
                                  1995            1996
                             -------------  --------------
                                     (IN THOUSANDS)
Raw materials and supplies       $26,922        $34,469
Work in process ............       1,692          1,974
Finished goods .............      10,408          9,514
                             -------------  --------------
                                 $39,022        $45,957
                             =============  ==============



NOTE D -- PROPERTY, PLANT AND EQUIPMENT, NET

   The components of property, plant and equipment are as follows:



                            DECEMBER 31,    DECEMBER 31,
                                1995            1996
                           -------------  --------------
                                   (IN THOUSANDS)
Land .....................    $  1,804        $  1,884
Buildings ................      13,254          14,140
Machinery and equipment  .      28,597          33,188
Leasehold improvements  ..         276             361
Furniture and fixtures  ..       1,555           1,573
                           -------------  --------------
                                45,486          51,146
Accumulated depreciation       (10,116)        (13,922)
                           -------------  --------------
                              $ 35,370        $ 37,224
                           =============  ==============



   Depreciation expense was $3.7 million for 1994, $3.6 million for 1995 and $3.9 million for 1996.

NOTE E -- ACCRUED EXPENSES


   Included in accrued expenses are the following:


                                           DECEMBER 31,    DECEMBER 31,
                                               1995            1996
                                          -------------  --------------
                                                  (IN THOUSANDS)
Employee benefits and other compensation      $ 7,226        $10,126
Interest ................................       3,452          3,388
Promotional .............................       1,345          1,281
Taxes ...................................       1,592          1,849
Other ...................................       2,488          3,562
                                          -------------  --------------
                                              $16,103        $20,206
                                          =============  ==============

              CONSOLIDATED CIGAR HOLDINGS INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)


NOTE F --LONG-TERM DEBT


   Long-term debt consists of the following:


                                       DECEMBER 31,    DECEMBER 31,
                                           1995            1996
                                      -------------  --------------
                                              (IN THOUSANDS)
Bank borrowings (a) .................    $ 20,600        $  7,500
Senior Subordinated Notes (b)  ......      90,000          90,000
Promissory Note (c) .................          --          70,000
                                      -------------  --------------
                                          110,600         167,500
Less amounts payable within one year           --         (10,000)
                                     --------------  --------------
                                         $110,600        $157,500
                                     ==============  ==============



   (a) Represents borrowings under a credit agreement (the "Credit Agreement") with Chase dated February 23, 1993, which provides for a revolving credit facility (the "Revolving Credit Facility") and a working capital facility (the "Working Capital Facility"). The Revolving Credit Facility and the Working Capital Facility have final maturities on April 3, 1999. The Revolving Credit Facility was subject to quarterly commitment reductions of $2.5 million through the end of 1996.

       The Credit Agreement was amended on February 3, 1997 to reduce the amount of various interest rate margins charged against outstanding borrowings and waive any further scheduled amortization of the commitment on the Revolving Credit Facility. The Credit Agreement is secured by perfected first priority liens on all of the material assets of Consolidated Cigar and its domestic subsidiaries and perfected pledges of the stock of all Consolidated Cigar's subsidiaries (with certain exceptions for the stock of foreign subsidiaries). The Credit Agreement is guaranteed by the Company and by all of the domestic subsidiaries of Consolidated Cigar. The guarantee by the Company is secured by a pledge of all the outstanding stock of Consolidated Cigar.

       The maximum borrowings under the Credit Agreement, as amended, at the end of December 31, 1996 and through maturity are $20 million under the Working Capital Facility and $14.9 million under the Revolving Credit Facility. Outstanding letters of credit of approximately $1.7 million reduced the available borrowings under the Credit Agreement at December 31, 1996.

   The following indicates the Credit Agreement's established and amended interest payments rates available at the option of Consolidated Cigar:



                                              INITIAL      1996      RATE EFFECTIVE
                                               RATE        RATE        MARCH 1997
                                           -----------  --------  ------------------
Base Rate Loans            Prime plus          1 3/4%       1%             0%
936 Loans                 936 Rate plus        2 3/4%       2%             1%
Eurodollar Funds         Eurodollar plus       2 3/4%       2%             1%



   The average interest rate under the Credit Agreement was approximately 7.7% at December 31, 1996.


   The Credit Agreement contains various covenants which govern, among other things, the ability to incur indebtedness, pay dividends, incur lease rental obligations, make capital expenditures, use proceeds from asset sales, participate in mergers and other activities. The Credit Agreement also requires Consolidated Cigar to satisfy certain financial covenants related to net worth, capital expenditures and various ratios.

   (b) Represents the balance of $90.0 million in principal amount of 10 1/2% Senior Subordinated Notes

              CONSOLIDATED CIGAR HOLDINGS INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE F --LONG-TERM DEBT  (CONTINUED)

       Due 2003 (the "Senior Subordinated Notes") issued in connection with the Acquisition.

       The Senior Subordinated Notes bear interest at the rate of 10 1/2% per annum, mature on March 1, 2003 and are redeemable at a premium prior to maturity starting March 1, 1998. The Senior Subordinated Notes are redeemable earlier at a premium in the event of a change of control.

       The indenture relating to the Senior Subordinated Notes limits, among other things, dividends and other distributions, certain types of indebtedness, certain mergers, consolidations and sales of assets.


   (c) Represents a non-interest bearing promissory note issued in connection with the IPO as a dividend in an original principal amount of $70.0 million (the "Promissory Note") to Mafco Consolidated Group. The Promissory Note is payable in quarterly installments of $2.5 million, beginning March 31, 1997 with the final installment payable on December 31, 2003.


   The scheduled repayments of long-term debt for the next five years based on the outstanding balances at December 31, 1996 are as follows:


 YEAR ENDING
DECEMBER 31,     (IN THOUSANDS)
--------------  --------------
 1997 .........     $10,000
 1998 .........      10,000
 1999 .........      17,500
 2000 .........      10,000
 2001 .........      10,000



   The fair value of the Company's long-term debt at December 31, 1996 is estimated based on the quoted market prices for the same issues or on the current rates offered to the Company for debt of the same remaining maturities. The estimated fair value of long-term debt was approximately $3.6 million more than the carrying value of $167.5 million.


   Because judgment is required in interpreting market data to develop estimates of fair value, the estimates are not necessarily indicative of the amounts that could be realized or would be paid in a current market exchange. The effect of using different market assumptions or estimation methodologies may be material to the estimated fair value amounts.


   Consolidated Cigar entered into two five year interest rate swap agreements in an aggregate notional amount of $85.0 million. Under the terms of the agreements, Consolidated Cigar receives a fixed interest rate averaging 5 4/5% and pays a variable interest rate equal to the six month LIBOR. Consolidated Cigar entered into such agreements to take advantage of the differential between long-term and short-term interest rates and effectively converted the interest rate on $85.0 million of fixed-rate indebtedness to a variable rate. From inception of the agreements through January 1997 Consolidated Cigar has paid $0.8 million in settlement, which occurs at the end of each six month period of the agreements. Had Consolidated Cigar terminated these agreements, which the Company considers to be held for other than trading purposes, on January 31, 1997, a combined loss of approximately $1.1 million would have been realized. Future positive or negative cash flows associated with these agreements will depend upon the trend of short-term interest rates during the remaining life of the agreements. In the event of non-performance of the counterparties at anytime during the remaining lives of these agreements which expire at December 1998 and January 1999, the Company could lose some or all of any future positive cash flows. However, the Company does not anticipate non-performance by such counterparties.

              CONSOLIDATED CIGAR HOLDINGS INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)


NOTE G -- COMMITMENTS AND CONTINGENCIES

   The Company rents facilities and equipment under operating lease agreements which expire at various dates through 2008. Net rental expense under operating leases was $1.7 million for the year ended December 31, 1994, $1.8 million for the year ended December 31, 1995, and $1.9 million for the year ended December 31, 1996.


   Future minimum rental commitments on a cash basis for all noncancellable operating leases are as follows:


 YEAR ENDING
DECEMBER 31,     (IN THOUSANDS)
--------------  --------------
 1997 .........      $1,251
 1998 .........       1,263
 1999 .........       1,101
 2000 .........         528
 2001 .........         173


   Additional commitments exist resulting from contracts to purchase tobacco from various suppliers. At the end of fiscal 1996, outstanding contracts to purchase tobacco amounted to $7.3 million which were all U.S. dollar obligations.

   The Company is a party to various pending legal actions. In the opinion of management, based upon the advice of its outside counsel, the liability, if any, from all pending litigation will not materially affect the Company's consolidated financial position or results of operations.


NOTE H --INCOME TAXES

   The Company, Consolidated Cigar and Mafco Consolidated Group have been, for federal income tax purposes, members of an affiliated group of corporations of which Mafco Holdings is the common parent (the "Tax Group"). As a result of such affiliation, the Company, Consolidated Cigar, and Mafco Consolidated Group have been included in the consolidated federal income tax returns and, to the extent permitted by applicable law, included in combined state or local income tax returns filed on behalf of the Tax Group. Pursuant to a tax sharing agreement among the Company, Consolidated Cigar, and Mafco Consolidated Group and a tax sharing agreement between Mafco Consolidated Group and Mafco Holdings (collectively, the "Tax Sharing Agreements"), the Company has been required to pay to Mafco Holdings or Mafco Consolidated Group with respect to each taxable year an amount equal to the consolidated federal and state and local income taxes that would have been incurred by the Company had it not been included in the consolidated federal and any combined state or local income tax returns filed by the Tax Group. Pursuant to the Tax Sharing Agreements, tax carryforward losses that arose prior to the 1993 Acquisition are not available to the Company on a go-forward basis. The Company had generated U.S. tax net operating loss carryforwards of $2.9 million subsequent to the 1993 Acquisition, which were utilized completely during 1994 and 1995. The net amounts paid by Consolidated Cigar, through the Company, during the years ended December 31, 1994, 1995, and 1996 were approximately $0.4 million, $0.4 million and $9.8 million, respectively.

              CONSOLIDATED CIGAR HOLDINGS INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE H --INCOME TAXES  (CONTINUED)


    The provision (benefit) for income taxes consists of the following:



                YEAR ENDED      YEAR ENDED      YEAR ENDED
               DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                   1994            1995            1996
             --------------  --------------  --------------
                              (IN THOUSANDS)
Current:
 Federal  ..      $  266          $1,880         $ 9,286
 State .....         222             423           1,547
 Foreign  ..       1,494           1,292           1,826
             --------------  --------------  --------------
                   1,982           3,595          12,659
             --------------  --------------  --------------
Deferred:
 Federal  ..          --            (600)           (986)
 State .....          --              --            (165)
 Foreign  ..           7             604             941
             --------------  --------------  --------------
                       7               4            (210)
             --------------  --------------  --------------
                  $1,989          $3,599         $12,449
             ==============  ==============  ==============



   The approximate effect of the temporary differences that gave rise to deferred tax balances were as follows:



                                  DECEMBER 31,    DECEMBER 31,
                                      1995            1996
                                --------------  --------------
                                         (IN THOUSANDS)
Deferred tax assets:
 Accounts receivable ..........      $1,437          $1,930
 Accrued expenses .............       1,628           1,875
 Other ........................       1,139           1,365
                                --------------  --------------
  Total deferred tax asset  ...       4,204           5,170
                                --------------  --------------
Deferred tax liabilities:
 Property, plant and equipment        3,474           3,318
 Unremitted earnings ..........       1,579           2,520
 Other ........................          42              13
                                --------------  --------------
  Total deferred tax liability        5,095           5,851
                                --------------  --------------
  Net deferred tax liability  .      $  891          $  681
                                ==============  ==============



   The net deferred tax liability relates mainly to the Company's Puerto Rico subsidiary which is not consolidated for federal income tax purposes. This represents the temporary difference attributable to property, plant and equipment at Puerto Rico's effective local tax and toll gate tax rate.

   As discussed in Note I, during 1995 certain pension liabilities were transferred to an affiliate. In connection with this transaction, a deferred tax asset in the amount of $2.4 million was recorded along with a reduction of goodwill relating to the unfunded pension liability at the date of the 1993 Acquisition. This deferred tax asset was then transferred to Mafco Consolidated Group.

              CONSOLIDATED CIGAR HOLDINGS INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE H --INCOME TAXES  (CONTINUED)

    A reconciliation of the statutory U.S. income tax rate and the effective income tax rate is as follows:


                                 YEAR ENDED      YEAR ENDED      YEAR ENDED
                                DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                    1994            1995            1996
                              --------------  --------------  --------------
                                               (IN THOUSANDS)
Statutory rate ..............     $ 3,386         $ 6,135         $14,785
Realization of valuation
 reserve ....................        (589)           (600)             --
Foreign income not subject
 to statutory tax rate ......      (1,749)         (2,765)         (3,818)
State income taxes,
 net in 1995 and 1996 .......         222             275             898
Non-deductible amortization           620             620             578
Other .......................          99             (66)              6
                              --------------  --------------  --------------
                                  $ 1,989         $ 3,599         $12,449
                              ==============  ==============  ==============


   The domestic and foreign components of income (loss) before income taxes are as follows:


                   YEAR ENDED      YEAR ENDED      YEAR ENDED
                  DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                      1994            1995            1996
                --------------  --------------  --------------
                                 (IN THOUSANDS)
United States       $(2,725)        $    66         $16,132
Foreign .......      12,398          17,463          26,112
                --------------  --------------  --------------
                    $ 9,673         $17,529         $42,244
                ==============  ==============  ==============



   Foreign income primarily consists of Puerto Rico and Dominican Republic income. Pursuant to a grant of industrial tax exemption which expires in 2002, 90% of the income earned from the manufacture of cigars in Puerto Rico is tax exempt from Puerto Rican income taxes. The remaining 10% of such income is taxed at a maximum surtax rate of 45%, resulting in an effective income tax rate of approximately 4.5%. The benefit to the Company amounted to approximately $3.5 million for the year ended December 31, 1994, $5.1 million for the year ended December 31, 1995, and $7.4 million for the year ended December 31, 1996.

   Funds repatriated to the Company from its Puerto Rico subsidiary are subject to a maximum Puerto Rico tollgate tax of 10%. Legislation enacted in Puerto Rico in 1993 included a provision for prepaying a portion of these tollgate taxes effective for the 1993 fiscal year and subsequent periods.

   The Company manufactures cigars in the Dominican Republic pursuant to a 100% exemption from Dominican Republic income taxes, which exemption expires in 2010.

   Income earned from Puerto Rico operations is generally exempt from federal income tax. Section 936 of the Internal Revenue Code allows a "possessions tax credit" against U.S. income tax attributable to the Puerto Rico taxable earnings. As part of OBRA 1993, the Internal Revenue Service has limited this exemption based upon a percentage of qualified wages in Puerto Rico, plus certain amounts of depreciation. The Company believes that it qualified for the possessions tax credit during each of the fiscal years ended 1994, 1995 and 1996.

   On August 20, 1996, the Small Business Job Protection Act of 1996 (the "SBJPA") was enacted into law. Under the SBJPA, Section 936 of the Internal Revenue Code, the possessions tax credit was

              CONSOLIDATED CIGAR HOLDINGS INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE H --INCOME TAXES  (CONTINUED)


 repealed, subject to special grandfather rules for which the Company would be eligible, provided that the Company does not add a "substantial new line of business." Under the grandfather rules, for the Company's taxable years beginning December 31, 2001 and before January 1, 2006, the Company's business income from its Puerto Rico operations eligible for the possessions tax credit would, in addition to the current limitation based upon a percentage of qualified wages in Puerto Rico, plus certain amounts of depreciation, generally be limited to its average annual income from its Puerto Rico operations, adjusted for inflation, computed during the Company's five most recent taxable years ending before October 14, 1995 and excluding the highest and lowest years (the "Income Limitation"). For taxable years after December 31, 2005, the possessions tax credit would be eliminated. The repeal of the possessions tax credit could have a material adverse effect on the Company for taxable years beginning after December 31, 2001 and before January 2006 to the extent that the Company's annual income from its Puerto Rico operations exceeds its average annual income from its Puerto Rico operations (as computed in the manner described in the preceding sentence), and for taxable years after December 31, 2005. Although it does not currently have any definitive plans with respect thereto, the Company expects to evaluate alternatives that may be available to it in order to mitigate the effects of the SBJPA. On February 6, 1997, President Clinton proposed certain tax law changes which, if enacted, would eliminate the Income Limitation, extend the possession tax credit indefinitely and make the credit available to newly established business operations.


NOTE I -- PENSION PLANS

   Consolidated Cigar maintains tax qualified non-contributory defined benefit pension plans covering substantially all hourly and salaried employees in the U.S. and Puerto Rico (the "Pension Plans"). In accordance with an agreement between Consolidated Cigar and MCG Intermediate Holdings Inc. ("MCG"), which is a wholly owned subsidiary of Mafco Consolidated Group who maintains the Abex Retirement Plan, the Pension Plans were merged with and into the Abex Retirement Plan, effective December 31, 1995.


   The Abex Retirement Plan was the surviving plan with all the assets and liabilities of the merged Pension Plans becoming assets and liabilities of the surviving Abex Retirement Plan. The effect of the merger of the Pension Plans was recorded as a contribution to capital of $4.8 million by Mafco Consolidated Group. The capital contribution is net of a $2.4 million deferred tax asset. The Company will continue to record service cost, interest and return on plan assets in future years based on a fully funded plan.


   Consolidated Cigar also provides a separate non-contributory defined benefit pension plan for hourly employees in its Richmond, Virginia location and a benefit restoration plan (BRP) for certain officers.

   The pension plans' benefit formulas generally base payments to retired employees upon their length of service and a percentage of qualifying compensation during the 60 consecutive months in which compensation was highest, in the ten years prior to retirement. Pension benefits are limited to 33 years of credited service and are reduced by the actuarial equivalent of any benefits received under the Consolidated Cigar's 401(k) Plans.

              CONSOLIDATED CIGAR HOLDINGS INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE I -- PENSION PLANS  (CONTINUED)


    The following table sets forth Consolidated Cigar's remaining pension plans' funded status after the merger with the Abex Retirement Plan. The Richmond, Virginia plan's assets exceed its liabilities and the BRP is unfunded. These amounts are recognized in the consolidated financial statements under the captions "Other Liabilities" and "Accrued Expenses" as unfunded liabilities with the 1996 data based upon actuarial projections:



                                                        DECEMBER 31,                      DECEMBER 31,
                                                            1995                              1996
                                             --------------------------------  --------------------------------
                                               ASSETS EXCEED     ACCUMULATED     ASSETS EXCEED     ACCUMULATED
                                                ACCUMULATED       BENEFITS        ACCUMULATED       BENEFITS
                                                 BENEFITS       EXCEED ASSETS      BENEFITS       EXCEED ASSETS
                                             ---------------  ---------------  ---------------  ---------------
                                                                        (IN THOUSANDS)
Plan assets at fair value ..................       $462             $  --            $452            $    --
Actuarial present value of benefit
 obligation:
 Vested benefits ...........................        368               139             358                757
 Non-vested benefits .......................         32                 8              24                 64
                                             ---------------  ---------------  ---------------  ---------------
Accumulated benefit obligations ............        400               147             382                821
Effect of projected future salary increases          --               148              --                321
                                             ---------------  ---------------  ---------------  ---------------
                                                    400               295             382              1,142
                                             ---------------  ---------------  ---------------  ---------------
Funded status-over (under) .................         62              (295)             70             (1,142)
Unrecognized net loss (gain) ...............          6              (249)            (16)               (22)
Prior service cost not yet recognized in
 net periodic pension cost .................         27               309              35                541
Unrecognized net transition asset ..........        (67)               --             (62)               198
Adjustment required to recognize
 minimum liability .........................         --                --              --               (198)
                                             ---------------  ---------------  ---------------  ---------------
Net pension asset (liability)...............       $ 28             $(235)           $ 27            $  (821)
                                             ===============  ===============  ===============  ===============



   The discount rate used in determining the actuarial present value of the projected benefit obligation was 7 1/4% in 1995 and 1996. The rate of increase in future compensation levels reflected in such determinations was 4 1/2% in 1995 and in 1996. The assumed long-term rate of return on assets was 8% in 1995 and 1996. Consolidated Cigar's funding policy is to contribute annually an amount necessary to satisfy the Internal Revenue Service's minimum funding standards. Plan assets consist principally of equity, fixed income and money market funds.


   The following table sets forth the periodic pension expense as follows:


                                  YEAR ENDED      YEAR ENDED      YEAR ENDED
                                 DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                     1994            1995            1996
                               --------------  --------------  --------------
                                                (IN THOUSANDS)
Service cost--benefits
 earned during the period  ...      $  615         $   490         $   716
Interest cost on
 projected benefit obligation        1,506           1,644           1,934
Actual return on
 plan assets .................        (942)         (2,598)         (4,087)
Net amortizations
 and deferrals ...............          42           1,661           1,977
                               --------------  --------------  --------------
Net pension expense ..........      $1,221         $ 1,197         $   540
                               ==============  ==============  ==============

              CONSOLIDATED CIGAR HOLDINGS INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE I -- PENSION PLANS  (CONTINUED)


    Consolidated Cigar has adopted two deferred compensation plans pursuant to Section 401(k) of the Internal Revenue Code for all domestic salaried employees and certain union employees who have a minimum of six months of service (the "401(k) Plans"). It has been Consolidated Cigar's policy to contribute 2%, up to a maximum of $3,000, of each domestic salaried employee's compensation into their 401(k) Plan. Effective with the 401(k) Plan year ended December 31, 1995, Consolidated Cigar contributes 2% to the union employees 401(k) Plan up to a maximum of $3,000. Prior to the 401(k) Plan year ended December 31, 1995, Consolidated Cigar did not contribute to the union employees 401(k) Plan. Amounts expensed under the 401(k) Plans for the year ended December 31, 1994 were $192,000, for the year ended December 31, 1995 were $202,000 and for the year ended December 31, 1996 were $368,000.

NOTE J -- STOCK PLAN

   The Company adopted the Consolidated Cigar Holdings Inc. 1996 Stock Plan (the "Stock Plan") prior to the effectiveness of the IPO. Under the Stock Plan, incentive stock options, non-qualified stock options, stock appreciation rights, restricted and unrestricted stock (collectively "Awards"), may be granted to selected employees, consultants and directors of the Company, and any of its affiliates, from time to time. The aggregate number of shares of Class A Common Stock as to which options and rights may be granted under the Stock Plan may not exceed 3,000,000. As of December 31, 1996 there were 1,237,500 shares of non-qualified options outstanding that were issued to officers and employees, 1,150,000 shares at an exercise price equal to the initial public offering price of $23.00 per share and 87,500 shares at $25.00 per share. None of the option shares were exercisable at December 31, 1996 and 1,762,500 shares remained available for future grants. These options vest one-third each year beginning on the first anniversary of the date of grant and become 100% vested on the third anniversary of the date of grant.

   The Company has adopted the disclosure-only provisions of SFAS 123. Accordingly, no compensation cost has been recognized for the Stock Plan. Had compensation cost for the Company's Stock Plan been determined based on the fair value at grant date for awards in 1996 consistent with the provisions of SFAS 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:



                                        YEAR ENDED
                                       DECEMBER 31,
                                           1996
                                ------------------------
                                      (IN THOUSANDS,
                                     EXCEPT PER SHARE
                                         AMOUNTS)
Net earnings--as reported  ....          $29,795
Net earnings--pro forma  ......           28,127
Earnings per share--as
 reported .....................             1.11
Earnings per share--pro forma               1.05




   The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1996: dividend yield of 0.0%; expected volatility of 90%; risk-free interest rate of 6.13%; and expected life of 5 years.

   The weighted average fair value of options granted in 1996 is $16.91 per share. At December 31, 1996 the weighted average exercise price of the options outstanding is $23.14 and the weighted average remaining contractual life of those options is 9.75 years.

NOTE K --RELATED PARTY TRANSACTIONS


   Pursuant to a Reimbursement Agreement between Mafco Holdings and Consolidated Cigar, Mafco Holdings provides the Company with certain allocated services upon request. In addition, as discussed

              CONSOLIDATED CIGAR HOLDINGS INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Concluded)

NOTE K --RELATED PARTY TRANSACTIONS  (CONTINUED)


in Note H, the Company has agreed to pay Mafco Holdings and Mafco
Consolidated Group certain amounts pursuant to the Tax Sharing Agreements. Amounts due to affiliates totaled $1.7 million and $1.6 million at December 31, 1995 and 1996 respectively, principally relating to income taxes.

   The Company purchases certain raw materials from Mafco Worldwide Corporation which amounted to $265,000, $269,000 and $211,000 for the years ended December 31, 1994, 1995 and 1996, respectively. The Company also provides services for Revlon, Inc., a subsidiary of Mafco Holdings which amounted to $763,000, $874,000 and $958,000 for the years ended December 31, 1994, 1995 and 1996, respectively. Amounts due to and from these affiliates were not significant at December 31, 1995 and 1996.

NOTE L -- QUARTERLY FINANCIAL SUMMARIES (UNAUDITED)

   Summarized quarterly financial data for 1995 and 1996 are as follows (in thousands, except per share amounts):



                                                   QUARTER ENDED
                              ------------------------------------------------------
                                APRIL 1,    JULY 1,    SEPTEMBER 30,    DECEMBER 31,
                              ----------  ---------  ---------------  --------------
1995
----
Net sales ...................   $31,537     $39,912       $43,687         $43,030
Gross profit ................    12,940      16,343        17,541          16,995
Net income ..................     1,561       4,028         4,261           4,080
Net income per common share       $0.06       $0.17         $0.17           $0.17




                                                  QUARTER ENDED
                             -----------------------------------------------------
                              MARCH 30,   JUNE 29,   SEPTEMBER 28,    DECEMBER 31,
                             ----------  ---------  --------------  --------------
1996
----
Net sales ..................   $40,225     $51,975      $60,620         $64,048
Gross profit ...............    16,912      21,872       25,645          26,426
Net income .................     4,334       6,843        9,577           9,041
Net income per common share      $0.19       $0.28        $0.35           $0.29


                                 UNDERWRITING

   Subject to the terms and conditions of the International Underwriting Agreement, the Selling Stockholder has agreed to sell to each of the International Underwriters named below, and each of such International Underwriters, for whom Goldman Sachs International, Merrill Lynch International and Morgan Stanley & Co. International Limited are acting as representatives (the "Representatives"), has severally agreed to purchase from the Selling Stockholder, the respective number of shares of Class A Common Stock set forth opposite its name below:

                                                    NUMBER OF
                                                    SHARES OF
                                                     CLASS A
                                                   COMMON STOCK
                                                ----------------
                  UNDERWRITER
----------------------------------------------
Goldman Sachs International ...................         334,000
Merrill Lynch International ...................         333,000
Morgan Stanley & Co. International Limited  ...         333,000
                                                ----------------
  Total .......................................       1,000,000
                                                ================


   Under the terms and conditions of the International Underwriting Agreement, the International Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

   The International Underwriters propose to offer the shares of Class A Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain dealers at such price less a concession of $0.64 per share. The International Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain brokers and dealers. After the shares of Class A Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Representatives.


   The Company and the Selling Stockholder have entered into an underwriting agreement (the "U.S. Underwriting Agreement") with the underwriters of the U.S. Offering (the "U.S. Underwriters") providing for the concurrent offer and sale of 4,000,000 shares of Class A Common Stock in a U.S. offering in the United States. The offering price and aggregate underwriting discounts and commissions per share for the Offerings are identical. The closing of the International Offering made hereby is a condition to the closing of the U.S. Offering, and vice versa. The representatives of the U.S. Underwriters are Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated.


   Pursuant to an Agreement between the U.S. and International Underwriting Syndicates (the "Agreement Between") relating to the Offerings, each of the U.S. Underwriters has agreed that, as a part of the distribution of the shares offered as part of the U.S. Offering and subject to certain exceptions, it will offer, sell or deliver the shares of Class A Common Stock, directly or indirectly, only in the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (the "United States") and to U.S. persons, which term shall mean, for purposes of this paragraph:
(a) any individual who is a resident of the United States or (b) any corporation, partnership or other entity organized in or under the laws of the United States or any political subdivision thereof and whose office most directly involved with the purchase is located in the United States. Each of the International Underwriters named herein has agreed pursuant to the Agreement Between that, as a part of the distribution of the shares offered hereby and subject to certain exceptions, it will (i) not, directly or indirectly, offer, sell or deliver shares of Class A Common Stock (a) in the United States or to any U.S. persons or (b) to any person who it believes intends to reoffer, resell or deliver the shares in the United States or to any U.S. persons and (ii) cause any dealer to whom it may sell such shares at any concession to agree to observe a similar restriction.

   Pursuant to the Agreement Between, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Class A Common Stock as may be mutually agreed. The price of any shares so sold shall be the initial public offering price, less an amount not greater than the selling concession.

   The Selling Stockholder has granted the International Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 150,000 additional shares of

Class A Common Stock solely to cover over-allotments, if any. If the International Underwriters exercise their over-allotment option, the International Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 1,000,000 shares of Class A Common Stock offered hereby. The Selling Stockholder has granted the U.S. Underwriters a similar option to purchase up to an aggregate of 600,000 additional shares of Class A Common Stock.

   The Company and Mafco Consolidated Group have agreed that, subject to certain exceptions, during the period beginning from the date of this Prospectus and continuing to and including the date 90 days after the date of this Prospectus, they will not offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than pursuant to employee stock option or purchase plans existing, or on the conversion or exchange of convertible or exchangeable securities outstanding, on the date of this Prospectus) which are substantially similar to the shares of Class A Common Stock or which are convertible into or exchangeable for securities which are substantially similar to the shares of Class A Common Stock without the prior written consent of Goldman, Sachs & Co., except for the shares of Class A Common Stock offered in connection with the Offerings.


   Each International Underwriter has also agreed that (a) it has not offered or sold and prior to the date six months after the date of issue of the shares of Class A Common Stock will not offer or sell any shares of Class A Common Stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (b) it has complied, and will comply, with all applicable provisions of the Financial Services Act 1986 of Great Britain with respect to anything done by it in relation to the shares of Class A Common Stock in, from or otherwise involving the United Kingdom, and
(c) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issuance of shares of Class A Common Stock to a person who is of a kind described in
Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 of Great Britain or is a person to whom the document may otherwise lawfully be issued or passed on.


   Buyers of shares of Class A Common Stock offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the initial public offering price.

   The Company and the Selling Stockholder have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

   Certain of the International Underwriters and U.S. Underwriters and their affiliates participate on a regular basis in various general financing transactions for the Company and its affiliates. Chase Securities Inc., one of the U.S. Underwriters, is an affiliate of The Chase Manhattan Bank, which is agent bank and a lender under the Credit Agreement.

     In connection with the Offerings, the Underwriters may purchase and sell the Class A Common Stock in the open market. These transactions may include over-allotment and stabilization transactions and purchases to cover syndicate short positions created in connection with the Offerings. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the Class A Common Stock sold in the Offerings for their account may be reclaimed by the syndicate if such securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Class A Common Stock, which may be higher than the price that might otherwise prevail in the open market; and those activities, if commenced, may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

 #############################################################################

                       CHAIRMAN'S RESERVE GRAPHIC OMITTED

 #############################################################################

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                              TABLE OF CONTENTS


                                                 PAGE
                                              --------
Prospectus Summary ..........................      3
Risk Factors ................................      9
Use of Proceeds .............................     16
Dividend Policy .............................     16
Price Range of Class A Common Stock  ........     16
Capitalization ..............................     17
Selected Historical Financial Data ..........     18
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations .................................     21
Business ....................................     27
Management ..................................     39
Security Ownership of Certain Beneficial
 Holders ....................................     47
Certain Relationships and Related
 Transactions ...............................     48
Description of Capital Stock ................     51
Shares Eligible for Future Sale .............     54
Description of Certain Indebtedness  ........     55
Certain United States Tax Consequences to
 Non-United States Holders ..................     57
Legal Matters ...............................     58
Experts .....................................     58
Available Information .......................     59
Index to Consolidated Financial Statements  .    F-1
Underwriting ................................    U-1


                               5,000,000 SHARES

                              CONSOLIDATED CIGAR
                                HOLDINGS INC.

                             CLASS A COMMON STOCK
                         (PAR VALUE $0.01 PER SHARE)

                                  PROSPECTUS

                         GOLDMAN SACHS INTERNATIONAL

                         MERRILL LYNCH INTERNATIONAL

                             MORGAN STANLEY & CO.
                                INTERNATIONAL

                     REPRESENTATIVES OF THE UNDERWRITERS